HellerEhrman
AMERICAN ATTORNEYS
美國海陸國際律師事務所

Simon Luk
(New York, Washington, D.C.)
Chairman, Asian Practice Group
Resident Partner
sluk@hewm.com
Private: sluk@hkstar.com
Tel: (852) 2526 6381
Fax: (852) 2810 6242

02049521

August 15, 2002

SEC FILE NO. 82-3869

VIA AIRMAIL

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

Re: Yeebo (International Holdings) Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

Ladies and Gentlemen:

On behalf of Yeebo (International Holdings) Limited (the "Company"), S.E.C. File No. 82-3869, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's joint announcement regarding result of mandatory unconditional cash offer made by DBS Asia Capital Limited on behalf of Antrix Investment Limited for all the issued shares of Yeebo (International Holdings) Limited (Other than those shares already owned or agreed to be acquired by Antrix Investment Limited or parties acting in concert with it) and change in the board of directors, dated August 7, 2002, published (in English language) in The Standard and published (in Chinese language) in Hong Kong Economic Times, both on August 8, 2002;

(2) The Company's announcement of results for the year ended March 31, 2002, dated July 26, 2002, published (in English language) in The Standard and published (in Chinese language) in Hong Kong Economic Times, both on July 29, 2002;

Heller Ehrman White & McAuliffe LLP Rm 6308-6309, 63/F, The Center, 99 Queen's Road Central, Hong Kong www.hewm.com
Hong Kong Singapore New York Washington, D.C. San Francisco Silicon Valley Los Angeles San Diego Seattle Portland Anchorage
Affiliated Carnelutti Offices: Milan Rome Paris Padua Naples

(3) The Company's circular regarding general mandates for the repurchase by the company of its own shares and for the issue of new shares, dated July 26, 2002;

(4) The Company's circular regarding composite offer and response document relating to mandatory unconditional cash offer by DBS Asia Capital Limited for and on behalf of Antrix Investment Limited for all the issued shares of Yeebo (International Holdings) Limited (Other than those shares already owned by Antrix Investment Limited or parties acting in concert with it), dated July 17, 2002;

(5) The Company's joint announcement regarding mandatory unconditional cash offer to be made by DBS Asia Capital Limited on behalf of Antrix Investment Limited for all the issued shares of Yeebo (International Holdings) Limited (Other than those shares already owned or agreed to be acquired by Antrix Investment Limited or parties acting in concert with it), dated June 27, 2002, published (in English language) in The Standard and published (in Chinese language) in Hong Kong Economic Times, both on June 28, 2002;

(6) The Company's annual report 2001/2002;

(7) The Company's form of proxy for annual general meeting to be held on August 30, 2002; and

(8) The Company's form of acceptance and transfer of shares of HK$0.20 each in the issued share capital of Yeebo (International Holdings) Limited.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Yeebo (International Holdings) Limited



ANTRIX INVESTMENT LIMITED
(incorporated in the British Virgin Islands with limited liability)

YEEBO (INTERNATIONAL HOLDINGS) LIMITED
(incorporated in Bermuda with limited liability)

JOINT ANNOUNCEMENT

RESULT OF MANDATORY UNCONDITIONAL CASH OFFER MADE BY DBS ASIA CAPITAL LIMITED ON BEHALF OF ANTRIX INVESTMENT LIMITED FOR ALL THE ISSUED SHARES OF YEEBO (INTERNATIONAL HOLDINGS) LIMITED (OTHER THAN THOSE SHARES ALREADY OWNED OR AGREED TO BE ACQUIRED BY ANTRIX INVESTMENT LIMITED OR PARTIES ACTING IN CONCERT WITH IT) AND CHANGE IN THE BOARD OF DIRECTORS

Financial Adviser to Antrix Investment Limited


DBS ASIA CAPITAL LIMITED

The latest time for acceptance of the Offer was 4:00 p.m. on 7 August 2002 and the Offer has closed on 7 August 2002. As at 4:00 p.m. on 7 August 2002, the Offeror has received 14 valid acceptances in respect of 219,600 Shares under the Offer, representing approximately 0.02% of the existing issued Shares.

Immediately before the commencement of the Offer, the Offeror and the parties acting in concert with it were interested in an aggregate of 733,935,288 Shares, representing approximately 70.33% of the existing issued share capital of the Company. Taking into account the valid acceptances of the Offer in respect of 219,600 Shares and subject to completion of the transfer of the Shares to the Offeror, the Offeror and the parties acting in concert with it will be interested in 734,154,888 Shares, representing approximately 70.35% of the existing issued Shares. The public Shareholders will hold approximately 29.65% of the existing issued Shares. Save for the transfer of the Shares tendered under the Offer, the Offeror and the parties acting in concert with it have neither dealt in nor agreed to acquire any Shares during the period in which the Offer remains open.

With effect from 7 August 2002, being the closing date of the Offer, Mr. Harry Ling, Ph.D., Mr. Chen Chin Tung, Daniel and Mr. Wong Kam Wah (as alternate Director to Mr. Harry Ling, Ph.D.) have resigned from the Board.

Reference is made to the offer document dated 17 July 2002 issued by the Offeror (the "Offer Document"). Terms used in this announcement shall have the same meanings as those defined in the Offer Document unless the context otherwise requires.

CLOSING OF THE OFFER AND ACCEPTANCE LEVELS

The latest time for acceptance of the Offer was 4:00 p.m. on 7 August 2002 and the Offer has closed on 7 August 2002. As at 4:00 p.m. on 7 August 2002, the Offeror has received 14 valid acceptances in respect of 219,600 Shares under the Offer, representing approximately 0.02% of the existing issued Shares.

Remittances in respect of valid acceptances of the Offer will be/have been posted to the accepting Shareholders by ordinary post at their own risk within 10 days of the date of receipt of such valid acceptances of the Offer.

Save for the transfer of the Shares tendered under the Offer, the Offeror and the parties acting in concert with it have neither dealt in nor agreed to acquire any Shares during the period in which the Offer remains open.

PUBLIC FLOAT OF SHARES

Immediately before the commencement of the Offer, the Offeror and parties acting in concert with it were interested in an aggregate of 733,935,288 Shares, representing approximately 70.33% of the existing issued share capital of the Company. Taking into account the valid acceptances of the Offer in respect of 219,600 Shares and subject to completion of the transfer of the Shares to the Offeror, the Offeror and the parties acting in concert with it will be interested in 734,154,888 Shares, representing approximately 70.35% of the existing issued Shares. The public Shareholders will hold approximately 29.65% of the existing issued Shares.

CHANGE OF DIRECTORS

With effect from 7 August 2002, being the closing date of the Offer, Mr. Harry Ling, Ph.D., Mr. Chen Chin Tung, Daniel and Mr. Wong Kam Wah (as alternate Director to Mr. Harry Ling, Ph.D.) have resigned from the Board.

By order of the board of
Antrix Investment Limited
Kenneth Fang
Director

By order of the board of
Yeebo (International Holdings) Limited
Kelvin Lam
Company Secretary

Hong Kong, 7 August 2002

The directors of the Company jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of the Offeror jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

公佈全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



ANTRIX INVESTMENT LIMITED
（於英屬處女群島註冊成立之有限公司）

億都（國際控股）有限公司
（於百慕達註冊成立之有限公司）

聯合公佈

由新加坡發展亞洲融資有限公司
代表
ANTRIX INVESTMENT LIMITED
就億都（國際控股）有限公司
全部已發行股份（由ANTRIX INVESTMENT LIMITED或與其一致行動人士擁有或同意收購之股份除外）
提出之強制性無條件現金收購建議之結果
及
董事會變動

Antrix Investment Limited之財務顧問

 新加坡發展亞洲融資有限公司

收購建議之最後接納時限為二零零二年八月七日下午四時，收購建議已於二零零二年八月七日截止。於二零零二年八月七日下午四時，收購人接獲根據收購建議提呈之219,600股股份之14份有效接納書，佔現有已發行股份約0.02%。

緊接收購建議開始前，收購人及與其一致行動人士合共擁有733,935,288股股份權益，佔本公司現有已發行股本約70.33%。經考慮就收購建議提呈之219,600股股份之有效接納書，以及待完成轉讓股份予收購人後，收購人及與其一致行動人士將擁有734,154,888股股份，佔現有已發行股份約70.35%。公眾股東將持有現有已發行股份約29.65%。除轉讓根據收購建議提呈之股份外，於收購建議可供接納期間，收購人及與其一致行動人士概無買賣或同意收購任何股份。

由二零零二年八月七日（即收購建議截止日期）起，凌安海博士、陳慶棟先生及黃錦華先生（凌安海博士之替任董事）已辭任董事會職務。

茲提述收購人於二零零二年七月十七日刊發之收購建議文件（「收購建議文件」）。除文義另有所指外，本公佈所用之詞彙與收購建議文件所用者具相同涵義。

收購建議截止及接納水平

收購建議之最後接納時限為二零零二年八月七日下午四時，收購建議已於二零零二年八月七日截止。於二零零二年八月七日下午四時，收購人接獲根據收購建議提呈之219,600股股份之14份有效接納書，佔現有已發行股份約0.02%。

有關收購建議有效接納之匯款將／已於接獲有關收購建議有效接納日期起10內以平郵方式寄發予接納股東，郵誤風險概由彼等承擔。

除轉讓根據收購建議提呈之股份外，於收購建議可供接納期間，收購人及與其一致行動人士概無買賣或同意收購任何股份。

股份之公眾持股量

緊接收購建議開始前，收購人及與其一致行動人士合共擁有733,935,288股股份，佔本公司現有已發行股本約70.33%。經考慮就收購建議提呈之219,600股股份之有效接納書，以及待完成轉讓股份予收購人後，收購人及與其一致行動人士將擁有734,154,888股股份，佔現有已發行股份約70.35%。公眾股東將持有現有已發行股份約29.65%。

董事變動

由二零零二年八月七日（即收購建議截止日期）起，凌安海博士、陳慶棟先生及黃錦華先生（凌安海博士之替任董事）已辭任董事會職務。

承董事會命
Antrix Investment Limited
董事
方鏗

承董事會命
億都（國際控股）有限公司
公司秘書
林錦祥

香港，二零零二年八月七日

本公司董事願就本公佈所載之資料之準確性共同及各別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知，彼等於本公佈所發表之意見乃經審慎周詳考慮始行作出，且本公佈並無遺漏任何其他事實，致使本公佈所載之內容有任何誤導成份。

收購人董事願就本公佈所載之資料之準確性共同及各別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知，彼等於本公佈所發表之意見乃經審慎周詳考慮始行作出，且本公佈並無遺漏任何其他事實，致使本公佈所載之內容有任何誤導成份。



YEEBO (INTERNATIONAL HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31ST MARCH, 2002

The Board of Directors of Yeebo (International Holdings) Limited (the "Company") announces that the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31st March, 2002 are summarised as follows:-

	Notes	Year ended 31st March 2002 HK$'000	2001 HK$'000
Turnover		267,055	272,401
Cost of sales		(230,013)	(239,449)
Gross profit		37,042	32,952
Other operating income		11,185	8,103
Selling and distribution expenses		(8,547)	(5,923)
Administrative expenses		(29,213)	(29,090)
Revaluation decrease on investment properties		(1,128)	-
Loss on discontinuance of a business	3	(2,793)	-
Profit from operations	4	6,546	6,042
Interest on bank borrowings wholly repayable within five years		(57)	(224)
Loss on disposal of a subsidiary		-	(6)
Profit before taxation		6,489	5,812
Taxation	5	(7)	(8)
Net profit for the year		6,482	5,804
Earnings per share			
Basic	7	0.63 cent	0.80 cent
Diluted		0.63 cent	0.77 cent

Notes:

1. **ADOPTION OF STATEMENTS OF STANDARD ACCOUNTING PRACTICE**

In the current year, the Group has adopted for the first time the following new and revised Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants. Adoption of these SSAPs has led to a number of changes in the Group's accounting policies. Comparative amounts and disclosures for the prior year have been restated in order to achieve a consistent presentation. The adoption of these new and revised SSAPs has resulted in the following changes to the Group's accounting policies that have affected the amounts reported for the current or prior periods.

SSAP 14 (revised) : Leases
SSAP 26 : Segment reporting

2. **BUSINESS AND GEOGRAPHICAL SEGMENTS**

Business segments

For management purpose, the Group is organised into two operating divisions – Liquid Crystal Displays ("LCDs") and Printed Circuit Boards ("PCBs"). These divisions are the basis on which the Group reports its primary segment information. The operation of PCBs was discontinued during the year.

Segment information about these businesses is presented below:

2002

	LCDs HK$'000	PCBs HK$'000	Others HK$'000	Consolidated HK$'000
Turnover				
External sales	250,183	-	16,872	267,055
Result				
Segment result	11,189	(2,793)	755	9,151
Interest income				4,490
Unallocated corporate expenses				(7,095)
Profit from operations				6,546
Interest on bank borrowings wholly repayable within five years				(57)
Profit before taxation				6,489
Taxation				(7)
Net profit for the year				6,482

2001

	LCDs HK$'000	PCBs HK$'000	Others HK$'000	Consolidated HK$'000
Turnover				
External sales	259,191	11,554	1,656	272,401
Result				
Segment result	14,042	(3,539)	90	10,593
Interest income				2,158
Unallocated corporate expenses				(6,709)
Profit from operations				6,042
Interest on bank borrowings wholly repayable within five years				(224)
Loss on disposal of a subsidiary				(6)
Profit before taxation				5,812
Taxation				(8)
Net profit for the year				5,804

Geographical segments

The Group's operations are mainly located in Hong Kong and the People's Republic of China (the "PRC"). The following table provides an analysis of the Group's sales by geographical market, irrespective of the origin of the goods.

	Sales revenue by geographical market		Contribution to profit from operations	
	2002 HK$'000	2001 HK$'000	2002 HK$'000	2001 HK$'000
Hong Kong, the PRC	235,196	249,125	8,061	9,688
Other regions of the PRC	21,914	14,283	751	556
Other countries	9,945	8,993	339	349
	267,055	272,401	9,151	10,593
Interest income			4,490	2,158
Unallocated corporate expenses			(7,095)	(6,709)
Profit from operations			6,546	6,042

3. **LOSS ON DISCONTINUANCE OF A BUSINESS**

The Group's long-term strategy is to focus its activities in the areas of the sales and manufacture of LCDs. Accordingly, the Group decided to cease the PCB business during the year. Total loss incurred, including an impairment loss on certain plant and equipment of HK$2,118,000, was HK$2,793,000.

The results of the PCB business for both years were as follows:

	2002 HK$'000	2001 HK$'000
Turnover	-	11,554
Loss from ordinary activities	(2,793)	(3,539)

4. **PROFIT FROM OPERATIONS**

	2002 HK$'000	2001 HK$'000
Profit from operations has been arrived at after charging:		
Auditors' remuneration	480	480
Depreciation and amortisation	15,811	16,025
Loss on disposal of property, plant and equipment	2,403	5
Staff costs, including directors' emoluments	61,764	55,719
and after crediting:		
Interest income	4,490	2,158

5. **Taxation**

	2002 HK$'000	2001 HK$'000
The charge comprises:		
Hong Kong Profits Tax		
Current year	7	7
Underprovision in respect of prior years	-	1
	7	8

Hong Kong Profits Tax is calculated at 16% (2001: 16%) of the estimated assessable profits for the year.

6. **Dividend**

The Directors do not recommend the payment of any dividend for the year (2001: Nil).

7. **Earnings per share**

The calculation of the basic and diluted earnings per share is based on the following data:

	2002 HK$'000	2001 HK$'000
Earnings for the purposes of basic and Diluted earnings per share	6,482	5,804
Weighted average number of ordinary shares for the purposes of basic earnings per share	1,030,384,234	726,743,188
Effect of dilutive share options	5,728,700	24,881,839
Weighted average number of ordinary shares for the purposes of diluted earnings per share	1,036,112,934	751,625,027

BUSINESS REVIEW AND PROSPECTS

Review of operations

The year ended 31st March, 2002 was a difficult one for the Group. The LCD market continued to shrink with increasing number of suppliers cutting their price to maintain their market share. Despite the fierce competition, the Group managed to maintain its share in the market with an increased profit margin. This was attributable to, firstly, the successful reduction in production costs by improving the efficiency of our manufacturing facilities; and secondly, the marketing effort in successfully diversifying the customer base of the Group.

During the year, the Group also discontinued its loss-making PCB business. Although a charge of approximately of $2.8 million had to be made against the profit for the year as a result thereof, I believe that such decision is in the long term interest of the Group.

As a result of the overall shrinkage of the LCD market, the turnover for the year ended 31st March, 2002 decreased by 2.0% to HK$267 million. However, the gross profit margin increased from 12.1% to 13.9% and the net profit for the year amounted to HK$6.5 million, representing an increase of 11.7% over that of HK$5.8 million in the preceding year.

Prospect

In the coming year, we will continue to follow our tight control policy to contain our costs, improve our customer service and diversify our customer base to increase our market share. As most of our sales currently concentrated on Hong Kong and the PRC market, it is also our plan to explore overseas market such as South Korea, Taiwan, Japan and the United States.

Additional equipment would be purchased to replace the old ones to enable the Group to produce high end TN and STN LCD products. We plan to start the manufacture of LCD modules in the fourth quarter of 2002.

The Group will also look for prudent alternatives so that there will be better return on its liquid funds.

LIQUIDITY AND CAPITAL RESOURCES

As a result of receiving cash of HK$140 million from the allotment of new shares to Cande Corporation in February, bank balances and cash at 31st March, 2001 and 31st March, 2002 amounted to HK$167 million and HK$176 million respectively. We are placing the surplus funds in short term deposit account with banks. We will look for other prudent investment alternatives with better return on part of our surplus funds.

The Group's working capital also increased from HK$262 million to HK$266 million. In 2001, in order to avoid the possibility of shortage of one of its major materials, we gradually built up some stocks for its own emergency use and the inventories of raw materials increased from HK$69 million to HK$81 million at 31st March, 2001. During the year, we gradually decreased our stock of raw materials. As at 31st March, 2002, raw material amounted to HK$51 million.

As at 31st March, 2002, the Group had total assets of HK$412.8 million which were financed by current liabilities of HK$50.0 million and shareholders' equity of HK$362.8 million.

Bank borrowings of HK$4,250,000 related to trade finance and were not secured by any assets of the Group. As at 31st March, 2002, the Group did not have any material exposure to fluctuation in exchange rates.

EMPLOYMENT AND REMUNERATION POLICY

As at 31st March, 2002, the Group employed 5,589 employees, of which 61 in Hong Kong and 5,528 in the PRC.

The remuneration policy and package of the Group's employees are structured by reference to market terms and industry's practice. In addition, discretionary bonus and other individual performance are awarded to staff with reference to the financial performance of the Group and the personal performance of individual staff. Staff benefit plans maintained by the Group include mandatory provident fund scheme, share option scheme and medical insurance.

LITIGATION UPDATE

Further to the judgment on 15th September, 2000 in relation to the litigation with Kin Son Milkyway Electronic (Holdings) Limited as stated in our 2001 annual report, on 14th January, 2002, the Company received a further judgment from Guangdong court which terminated the enforcement of the previous judgment

The directors consider that it is unlikely for the Company to be liable to the claimed damages, accordingly, no provision for the damages and no receivable for the indemnity from Antrix Investment Limited have been included in the financial statements.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 27th August, 2002 to 30th August, 2002 both days inclusive, during which period no transfer of shares will be effected.

CODE OF BEST PRACTICE

The Company has compiled throughout the year with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited except that the non-executive directors of the Company are not appointed for a specific term as they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Bye-Laws.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of shares or other listed securities of the Company or by any of its subsidiaries during the year.

INFORMATION IN RELATION TO THE COMPOSITE OFFER DOCUMENT OF THE COMPANY DATED 17TH JULY, 2002

The independent board committee of the Company and Quam Capital Limited are of the opinion that no information contained in this announcement is material to affect the principal factors that they considered and their respective recommendation and advices in relation to the terms of the mandatory unconditional cash offer by Antrix Investment Limited, details of which are contained in the composite offer document of the Company dated 17th July, 2002..

PUBLICATION OF ANNUAL REPORT ON THE STOCK EXCHANGE'S WEBSITE

The detailed results containing all the information required by paragraph 45(1) to 45(3) of Appendix 16 to the Listing Rules will be published on the website of the Stock Exchange in due course.

By order of the Board
Kelvin Lam
Company Secretary

Hong Kong, 26th July, 2002

The directors of the Company jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of the Company will be held at Regency Room 5 & 6, 3rd Floor, Hyatt Regency Hong Kong, 67 Nathan Road, Kowloon, Hong Kong on 30th August, 2002 at 10:00 a.m. for the following purposes:–

ORDINARY BUSINESS

1. To receive and consider the audited financial statements and the reports of the Directors and auditors for the year ended 31st March, 2002.

2. To re-elect Directors and to authorise the Board of Directors to fix the remuneration of the Directors.

3. To appoint auditors and authorise the Board of Directors to fix their remuneration.

SPECIAL BUSINESS

4. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:–

"THAT

(a) the exercise by the directors of the Company (the "Directors") during the Relevant Period (as hereinafter defined) of all powers and authority of the Company to purchase its own securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with paragraph (b) of this Resolution, all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange (as amended from time to time) or of any other stock exchange, be and is hereby generally and unconditionally approved and authorised;

(b) the aggregate nominal amount of the securities of the Company to be purchased by the Company pursuant to the approval in paragraph (a) of this Resolution during the Relevant Period shall not in the case of shares in the Company exceed 10 per cent. of the aggregate nominal share capital of the Company in issue at the date of this Resolution and in the case of warrants shall not exceed 10 per cent. of the amount of the outstanding warrants of the Company at the date of this Resolution and the authority pursuant to paragraph (a) shall be limited accordingly; and

(c) for the purpose of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:–

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiry of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; or

(iii) the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the approval and authority given to the Directors by this Resolution (Note 4)."

5. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:–

"THAT

(a) a general mandate be and it is hereby unconditionally given to the Directors of the Company to exercise all the powers of the Company during the Relevant Period (as hereinafter defined) to issue, allot and dispose of shares in the capital of the Company (including making and granting offers, agreements and options which would or which might require shares to be issued, allotted or disposed of, whether during the Relevant Period or thereafter) otherwise than pursuant to:–

(i) a rights issue where shares are offered to shareholders on a fixed record date in proportion to their then holdings of shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard, as appropriate, to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or stock exchange in, or in any territory outside, Hong Kong);

(ii) any share option scheme or similar arrangement established by the Company and approved by The Stock Exchange of Hong Kong Limited;

(iii) any issue of shares in the Company upon the exercise of subscription rights attaching to any warrants of the Company which may be issued from time to time; or

(iv) any script dividend scheme or similar arrangement implemented in accordance with the Bye-laws of the Company;

(b) the aggregate nominal amount of the share capital issued, allotted or disposed of pursuant to paragraph (a) of this Resolution shall not exceed 20 per cent. of the aggregate of the nominal amount of the issued share capital of the Company as at the date of passing of this Resolution.

(c) for the purposes of this Resolution:–

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:–

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiry of the period within which the next Annual General Meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; or

(iii) the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the approval and authority given to the Directors of the Company by this Resolution (Note 5)."

6. To consider and, if though fit, pass the following resolution as an Ordinary Resolution:–

"THAT conditional upon the Resolutions Numbers 4 and 5 being passed, the general mandate granted to the Directors to exercise the powers of the Company to allot shares pursuant to Resolution Number 5 be and it is hereby extended by the addition to the aggregate nominal value of the share capital which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to such general mandate an amount representing the aggregate nominal value of the share capital of the Company repurchased by the Company under the authority granted pursuant to Resolution Number 4 provided that such amount shall not exceed 10 per cent. of the aggregate nominal value of the issued share capital of the Company at the date of this Resolution."

7. "THAT the maximum number of Directors of the Company shall be 20 and the Directors of the Company be and they are hereby authorised to fill any vacancies on the Board of Directors and to appoint additional Directors up to that number."

By order of the Board
Kelvin Lam
Company Secretary

Hong Kong, 26th July, 2002

Notes:–

(1) Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member.

(2) To be valid, the form of proxy, together with the power of attorney or other authority, if any, under which it is signed or a certified copy of such power or authority, must be deposited to the office of the branch registrar of the Company in Hong Kong, Secretaries Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not less than 48 hours before the time appointed for holding the meeting or adjourned meeting. Completion and return of the form of proxy will not preclude members from attending and voting in person at the meeting.

(3) For the purpose of determining the identity of members who are entitled to attend and vote at the meeting, the register of members will be closed from 27th August, 2002 to 30th August, 2002, both days inclusive, during which period no transfer of shares will be effected.

(4) An Explanatory Statement in relation to Resolution 4 will be sent to shareholders and other persons who are entitled thereto.

(5) Concerning item 5 above, the Directors wish to state that they have no immediate plans to issue any additional new shares of the Company pursuant to the power to be conferred by this mandate. Under the listing rules of The Stock Exchange of Hong Kong Limited, the general mandate lapses unless it is renewed at each annual general meeting.



YEEBO (INTERNATIONAL HOLDINGS) LIMITED
億都（國際控股）有限公司

（於百慕達註冊成立之有限公司）

截至二零零二年三月三十一日止年度
業績公佈

億都（國際控股）有限公司（「本公司」）董事會公佈，本公司及其附屬公司（「本集團」）截至二零零二年三月三十一日止年度之經審核綜合業績概述如下：

	附註	截至三月三十一日止年度 二零零二年 千港元	 二零零一年 千港元
營業額		267,055	272,401
銷售成本		(230,013)	(239,449)
毛利		37,042	32,952
其他經營收入		11,185	8,103
銷售及分銷成本		(8,547)	(5,923)
行政費用		(29,213)	(29,090)
投資物業重估減少		(1,128)	–
已終止業務虧損	3	(2,793)	–
經營溢利	4	6,546	6,042
須於五年內全數償還之銀行借款利息		(57)	(224)
出售附屬公司之虧損		–	(6)
除稅前溢利		6,489	5,812
稅項	5	(7)	(8)
本年度純利		6,482	5,804
每股盈利	7		
基本		0.63仙	0.80仙
攤薄		0.63仙	0.77仙

附註：

1. **採納會計實務準則**

於本年度，本集團首次採納下列由香港會計師公會頒佈之新訂及經修訂會計實務準則（「會計實務準則」），採納此等會計實務準則將導致本集團之會計政策有所改變。去年之比較數字及披露資料已予重列，以使呈列方式貫徹一致。採納此等新訂及經修訂會計實務準則已導致本集團之會計政策出現下列變動，並已影響本年度及過往期間所呈報之數據。

會計實務準則第14號（經修訂）	：	租賃
會計實務準則第26號	：	分類呈報

2. **按業務及地區劃分之分類資料**

業務分類

就管理而言，本集團分為兩個營業部門－液晶體顯示器及電路版。此等部門乃本集團呈報其主要分類資料之基準。電路版業務已於年內終止。

有關此等業務之分類資料呈列如下：

二零零二年

	液晶體顯示器 千港元	電路版 千港元	其他 千港元	綜合 千港元
營業額				
對外銷售	250,183	–	16,872	267,055
業績				
分類業績	11,189	(2,793)	755	9,151
利息收入				4,490
未分配之公司開支				(7,095)
經營溢利				6,546
須於五年內全數償還之銀行借款利息				(57)
除稅前溢利				6,489
稅項				(7)
本年度純利				6,482

二零零一年

	液晶體顯示器 千港元	電路版 千港元	其他 千港元	綜合 千港元
營業額				
對外銷售	259,191	11,554	1,656	272,401
業績				
分類業績	14,042	(2,539)	90	10,593
利息收入				2,158
未分配之公司開支				(6,709)
經營溢利				6,042
須於五年內全數償還之銀行借款利息				(224)
出售附屬公司之虧損				(6)
除稅前溢利				5,812
稅項				(8)
本年度純利				5,804

地區分類

本公司之業務主要分佈於香港及中華人民共和國（「中國」）。下表為按地區市場分析之本集團銷售額（不論商品之來源地為何）。

	按地區市場分析之銷售收益 二零零二年 千港元	 二零零一年 千港元	經營溢利貢獻 二零零二年 千港元	 二零零一年 千港元
中國香港	235,196	249,125	8,061	9,688
中國其他地區	21,914	14,283	751	556
其他國家	9,945	8,993	339	349
	267,055	272,401	9,151	10,593
利息收入			4,490	2,158
未分配之公司開支			(7,095)	(6,709)
經營溢利			6,546	6,042

3. **終止一項業務帶來之虧損**

本集團之長遠策略為專注於液晶體顯示器銷售及製造業務。因此，本集團決定於年內終止電路版業務，因此引起之總虧損（包括若干廠房及設備之減損虧損2,118,000港元）為2,793,000港元。

電路版業務於以下兩年之業績如下：

	二零零二年 千港元	二零零一年 千港元
營業額	–	11,554
來自日常業務之虧損	(2,793)	(3,539)

4. **經營溢利**

	二零零二年 千港元	二零零一年 千港元

經營溢利經扣除下列各項：

5. **稅項**

	二零零二年 千港元	二零零一年 千港元
稅項支出包括：		
香港利得稅		
本年度	7	7
過往年度撥備不足	–	1
	7	8

香港利得稅乃以本年度估計應課稅溢利以稅率16%（二零零一年：16%）計算。

6. **股息**

董事會不建議就本年度派發任何股息（二零零一年：無）。

7. **每股盈利**

每股基本及攤薄盈利乃按下列數據計算：

	二零零二年 千港元	二零零一年 千港元
計算每股基本及攤薄盈利之盈利	6,482	5,804
計算每股基本盈利之普通股加權平均數	1,030,384,234	726,743,188
購股權之攤薄影響	5,728,700	24,881,839
計算每股攤薄盈利之普通股加權平均數	1,036,112,934	751,625,027

業務回顧及前景

業務回顧

截至二零零二年三月三十一日止年度對本集團而言乃極具挑戰性之一年。液晶體顯示器市場持續疲弱，供應商紛紛削價以維持市場佔有率。儘管競爭激烈，本集團仍能在增加邊際盈利之情況下維持市場佔有率。此乃歸功於改善生產設施效率，成功削減生產成本，以及成功分散本集團之客戶來源所致。

年內，本集團亦結束蒙受虧損之印刷電路板業務。儘管因此而須於溢利中扣除約2,800,000港元，本人仍相信有關決定符合本集團之長遠利益。

由於液晶體顯示器市場整體萎縮，截至二零零二年三月三十一日止年度之營業額下降2.0%至267,000,000港元。惟邊際溢利總額由12.1%增加至13.9%，而年內純利達6,500,000港元，較上一個年度5,800,000港元上升11.7%。

前景

來年，本集團將繼續採取嚴格成本控制措施，改善客戶服務及分散客戶基礎，以提高市場佔有率。鑒於目前本集團之銷售大部分集中於香港及中國市場，因此本集團亦計劃拓展海外市場，例如南韓、台灣、日本及美國。

本集團將增購設備取代舊設備，以容許本集團生產高檔次TN及STN液晶體產品。本集團計劃於二零零二年第四季開始生產液晶體模組。

本集團亦將審慎物色其他可行方法，以便爭取更理想之流動資金回報。

流動資金及資本來源

由於在二月向創度有限公司配發新股而按獲現金140,000,000港元，於二零零一年三月三十一日及二零零二年三月三十一日之銀行結餘及現金分別達167,000,000港元及176,000,000港元。本集團將盈餘存入銀行作短期定期存款。本集團將物色其他穩健之投資選擇，以期為本集團之盈餘基金締造更佳回報。

本集團之營運資金亦由262,000,000港元增至266,000,000港元。於二零零一年，為避免其中一種主要材料可能出現短缺，本集團遂增加存貨以應付緊急需要，於二零零一年三月三十一日之原料存貨由69,000,000港元增至81,000,000港元。年內，本集團逐步減少原料存貨。於二零零二年三月三十一日，原料存貨達51,000,000港元。

於二零零二年三月三十一日，本集團412,800,000港元之總資產乃以流動負債50,000,000港元及股東資金362,800,000港元支付。

貿易融資相關之銀行借款4,250,000港元並無以本集團任何資產抵押。於二零零二年三月三十一日，本集團並無任何重大匯率變動風險。

僱員及薪酬政策

於二零零二年三月三十一日，本集團共有員工5,589人，其中61人位於香港，5,528人位於中國。

本集團之僱員薪酬政策乃經參考市況及行業慣例制訂。此外，酌情花紅及其他個人表現獎勵乃按本集團之財務表現及個別員工之表現而發給。本集團提供之員工福利計劃包括強制性公積金計劃、購股權計劃及醫療保險。

訴訟之最新進展

繼本公司二零零一年年報所載有關深圳天河建生股份有限公司所提出之法律訴訟而在二零零零年九月十五日獲得之判決後，本公司在二零零二年一月十四日再收到廣東省法院之進一步判決，內容有關終結執行先前之判決。

董事認為本公司不大可能需要承担索償額，因此，財務報表中並無就有關索償作出撥備，亦無包括應收Antrix Investment Limited任何有關賠償保證之款項。

暫停辦理股份過戶登記

本公司將於二零零二年八月二十七日至二零零二年八月三十日期間（包括首尾兩日）暫停辦理股份過戶登記手續，期間將不會處理任何股份轉讓事宜。

最佳應用守則

本公司之非執行董事並非按指定任期委任，原因為彼等須根據本公司之公司細則輪值告退，並於本公司股東週年大會上膺選連任，除此之外，本公司年內一直遵守香港聯合交易所有限公司證券上市規則附錄14所載之最佳應用守則。

買賣或贖回上市證券

本公司或其任何附屬公司於年內並無買賣或贖回本公司股份或其他上市證券。

有關本公司日期為二零零二年七月十七日之綜合收購建議文件之資料

本公司之獨立董事委員會及嘉洛證券融資有限公司均認為，本公佈所載之任何資料概不會實質影響彼等就Antrix Investment Limited所提出之強制性無條件現金收購建議之條款所考慮之主要因素及彼等各自提出之推薦建議及意見。

於聯交所網頁公佈年度業績

載有根據上市規則附錄16第45(1)至第45(3)段所規定之詳細業績之所有資料將於適當時候刊登於聯交所之網頁上。

	液晶體顯示器 千港元	電路版 千港元	其他 千港元	綜合 千港元
營業額				
對外銷售	259,191	11,554	1,656	272,401
業績				
分類業績	14,042	(3,539)	90	10,593
利息收入				2,158
未分配之公司開支				(6,709)
經營溢利				6,042
須於五年內全數償還之銀行借款利息				(224)
出售附屬公司之虧損				(6)
除稅前溢利				5,812
稅項				(8)
本年度純利				5,804

地區分類

本公司之業務主要分佈於香港及中華人民共和國（「中國」）。下表為按地區市場分析之本集團銷售額（不論商品之來源地為何）。

	按地區市場分析之銷售收益		經營溢利貢獻	
	二零零二年	二零零一年	二零零二年	二零零一年
	千港元	千港元	千港元	千港元
中國香港	235,196	249,125	8,061	9,688
中國其他地區	21,914	14,283	751	556
其他國家	9,945	8,993	339	349
	267,055	272,401	9,151	10,593
利息收入			4,490	2,158
未分配之公司開支			(7,095)	(6,709)
經營溢利			6,546	6,042

3. 終止一項業務帶來之虧損

本集團之長遠策略為專注於液晶體顯示器銷售及製造業務。因此，本集團決定於年內終止電路版業務，因此引起之總虧損（包括若干廠房及設備之減損虧損2,118,000港元）為2,793,000港元。

電路版業務於以下兩年之業績如下：

	二零零二年	二零零一年
	千港元	千港元
營業額	–	11,554
來自日常業務之虧損	(2,793)	(3,539)

4. 經營溢利

	二零零二年	二零零一年
	千港元	千港元
經營溢利經扣除下列各項：		
核數師酬金	480	480
折舊及攤銷	15,811	16,025
出售物業、廠房及設備之虧損	2,403	5
員工成本，包括董事酬金	61,764	55,719
及計入：		
利息收入	4,490	2,158

日之原料存貨由69,000,000港元增至81,000,000港元。年內，本集團逐步減少原料存貨。於二零零二年三月三十一日，原料存貨達51,000,000港元。

於二零零二年三月三十一日，本集團412,800,000港元之總資產乃以流動負債50,000,000港元及股東資金362,800,000港元支付。

貿易融資相關之銀行借款4,250,000港元並無以本集團任何資產抵押。於二零零二年三月三十一日，本集團並無任何重大匯率波動風險。

僱員及薪酬政策

於二零零二年三月三十一日，本集團共有員工5,589人，其中61人位於香港，5,528人位於中國。

本集團之僱員薪酬政策乃經參考市況及行業慣例制訂。此外，酌情花紅及其他個人表現獎勵乃按本集團之財務表現及個別員工之表現而發給。本集團提供之員工福利計劃包括強制性公積金計劃、購股權計劃及醫療保險。

訴訟之最新進展

繼本公司二零零一年年報所載有關深圳天河達生股份有限公司所提出之法律訴訟而在二零零零年九月十五日獲得之判決後，本公司在二零零二年一月十四日再收到廣東省法院之進一步判決，內容有關終結執行先前之判決。

董事認為本公司不大可能需要承擔索償額，因此，財務報表中並無就有關索償作出撥備，亦無包括應收Antrix Investment Limited任何有關賠償保證之款項。

暫停辦理股份過戶登記

本公司將於二零零二年八月二十七日至二零零二年八月三十日期間（包括首尾兩日）暫停辦理股份過戶登記手續，期間將不會處理任何股份轉讓事宜。

最佳應用守則

本公司之非執行董事並非按指定任期委任，原因為彼等須根據本公司之公司細則輪值告退，並於本公司股東週年大會上膺選連任。除此之外，本公司年內一直遵守香港聯合交易所有限公司證券上市規則附錄14所載之最佳應用守則。

買賣或贖回上市證券

本公司或其任何附屬公司於年內並無買賣或贖回本公司股份或其他上市證券。

有關本公司日期為二零零二年七月十七日之綜合收購建議文件之資料

本公司之獨立董事委員會及嘉洛證券融資有限公司均認為：本公佈所載之任何資料概不會實質影響彼等就Antrix Investment Limited所提出之強制性無條件現金收購建議之條款所考慮之主要因素及彼等各自提出之推薦建議及意見。

於聯交所網頁公佈年度業績

載有根據上市規則附錄16第45(1)至第45(3)段所規定之詳細業績之所有資料將於適當時候刊登於聯交所之網頁上。

承董事會命
公司秘書
林錦祥

香港，二零零二年七月二十六日

本公司各董事對本公佈所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知，本公佈所表達之意見乃經審慎周詳考慮後始行作出，且本公佈並無遺漏其他事項，致使本公佈所載之內容有所誤導。

股東週年大會通告

茲通告本公司謹訂於二零零二年八月三十日上午十時正假座香港九龍彌敦道67號香港凱悅酒店3樓凱悅廳5及6舉行股東週年大會，議程如下：

普通事項

1. 省覽截至二零零二年三月三十一日止年度之經審核財務報表、董事會報告書與核數師報告。
2. 重選董事及授權董事會釐定其酬金。
3. 委聘核數師及授權董事會釐定其酬金。

特別事項

4. 考慮及酌情通過下列決議案為普通決議案：

「動議：

(a) 全面及無條件批准及授權本公司董事（「董事」）於有關期間（定義見下文）行使本公司一切權力及授權，在香港聯合交易所有限公司（「聯交所」）或任何本公司證券可能上市並就此獲證券及期貨監察委員會及聯交所認可之其他證券交易所購回本身之證券，惟須符合本決議案(b)段之規定及遵照一切適用法例及聯交所證券上市規則（經不時修訂）或任何其他證券交易所之規定；

(b) 本公司根據本決議案(a)段之批准於有關期間可購回本公司證券之總面值就股份而言不得超過本決議案通過當日本公司已發行股本總面值之10%，就認股權證而言則不得超過本決議案通過當日本公司尚未發行認股權證之10%，而(a)段之批准亦須受此數額限制；及

(c) 就本決議案而言，「有關期間」乃指本決議案通過當日至下列三者中最早日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司之公司細則或任何適用法例規定本公司須舉行下屆股東週年大會之期限屆滿之日；或

(iii) 本公司股東在股東大會上通過普通決議案撤銷或修訂決議案授予董事之批准及授權之日（附註4）。」

5. 考慮及酌情通過下列決議案為普通決議案：

「動議：

(a) 無條件授予本公司董事一般授權於有關期間（定義見下文）行使本公司一切權力以發行、配發及出售本公司股本中之股份，其中包括作出及授出將會或可能須在有關期間或其後發行、配發及出售股份之建議、協議及購股權，惟根據下列各項所進行者除外：

(i) 供股指向於指定記錄日期之股東按彼等當時之持股量提呈發售股份，惟本公司董事有權就零碎股權或經香港或香港以外任何地區之法律或任何認可監管機構或證券交易所之規定下之限制或責任（如適用）後，作出彼等視為必須或權宜之豁免或其他安排；

(ii) 本公司所設立而經香港聯合交易所有限公司批准之任何購股權計劃或類似安排；

(iii) 本公司於其不時發行之認股權證所附認購權獲行使而發行股份；或

(iv) 按照本公司之公司細則所實行之以股代息計劃或類似安排；

(b) 根據本決議案(a)段所發行、配發或出售之股本面值總額不得超過本決議案通過當日本公司已發行股本面值總額之20%。

(c) 就本決議案而言，「有關期間」乃指本決議案通過當日至下列三者中最早日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司之公司細則或任何適用法例規定本公司須舉行下屆股東週年大會之期限屆滿之日；或

(iii) 本公司股東在股東大會上通過普通決議案撤銷或修訂決議案授予董事之批准及授權之日（附註5）。」

6. 考慮及酌情通過下列決議案為普通決議案：

「動議待第4及第5項決議案通過後，擴大根據第5項決議案授予董事行使本公司權力以配發股份或有條件或無條件同意配發之股本總面值加上本公司依據第4項決議案所授權力而購回之本公司股本總面值之數額，惟該數額不得超過本決議案通過當日本公司已發行股本面值總額之10%。」

「動議本公司之董事數目以20人為上限，並授權本公司董事可填補董事會任何空缺及額外委任董事，惟董事數目不得超過20人。」

承董事會命
公司秘書
林錦祥

香港，二零零二年七月二十六日

附註：

(1) 凡有權出席大會並於會上投票之股東均可委任一位或以上之受委代表代其出席大會並於會上投票。受委代表毋須為本公司股東。

(2) 本代表委任表格連同經簽署之授權書或其他授權文件（如有）或經公證人簽署證明之授權書或授權文件副本，最遲須於大會或其任何續會指定舉行時間48小時前送達本公司之股份過戶登記分處秘書商業服務有限公司，地址為香港干諾道中111號永安中心5樓，方為有效。股東填妥及交回代表委任表格後，仍可親自出席大會並於會上投票。

(3) 為確定有權出席大會並於會上投票之股東資格，本公司將於二零零二年八月二十七日至二零零二年八月三十日期間（包括首尾兩日）暫停辦理股份過戶登記手續，期間將不會處理任何股份轉讓事宜。

(4) 有關第4項決議案之說明函件將寄發予股東及其他應得之人士。

(5) 就上文第5項而言，董事謹此表明彼等現時並無計劃，根據本授權所賦予之權利額外發行任何新股。根據香港聯合交易所有限公司之上市規則，除非該項一般授權於每屆股東週年大會上更新，否則將會告失效。



YEEBO (INTERNATIONAL HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

Directors:

FANG Hung, Kenneth, JP
LI Kwok Wai, Frankie
LING, Harry Ph.D.
LAM Kam Cheung, Kelvin
TIEN Pei Chun, James, GBS, JP*
CHU Chi Wai, Allan*
Chen Chin Tung, Daniel#
Wong Kam Wah
(Alternate to LING Harry, Ph.D.)

* *Independent Non-executive Director*
\# *Non-executive Director*


SEC MAIL PROCESSING
RECEIVED
AUG 2 1 2002
WASH, D.C. 154 SECTION

Registered Office:
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

Principal Office:
7th Floor
On Dak Industrial Building
2-6 Wah Sing Street
Kwai Chung
New Territories
Hong Kong

26th July, 2002

To the shareholders

Dear Sir or Madam,

GENERAL MANDATES FOR THE REPURCHASE BY THE COMPANY OF ITS OWN SHARES AND FOR THE ISSUE OF NEW SHARES

GENERAL MANDATE TO ISSUE SHARES

Approval is being sought from the shareholders of the Company to grant a general mandate (the "Share Issue Mandate") in order to provide flexibility and discretion to the directors (the "Directors") of Yeebo (International Holdings) Limited (the "Company") in the event it becomes desirable for the Company to issue shares equal in aggregate up to 20 per cent. of its issued share capital as at the date of passing the relevant resolution. The obtaining of such a mandate is in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"). The Directors wish to state that they have no immediate plans to issue any new shares of the Company.

REPURCHASE MANDATE

The Listing Rules permit companies with a primary listing on The Stock Exchange of Hong Kong Limited (the "Exchange") to purchase their own securities, subject to certain restrictions, on the Exchange. At the Annual General Meeting of the Company to be held on 30th August, 2002 a resolution will be proposed to grant the Directors a general mandate (the "Repurchase Mandate") to, among other things, repurchase up to 10 per cent. of the aggregate of the nominal amount of the share capital of the Company in issue as at the date of passing of the relevant resolution. In addition, a resolution will be proposed to provide the Directors with the Share Issue Mandate and adding to such mandate by a separate resolution to be proposed at the Annual General Meeting, any of its shares repurchased by the Company pursuant to the Repurchase Mandate. The Company is required by the particular rules in the Listing Rules regulating such share repurchases ("the Share Buy Back Rules") to send to its shareholders an explanatory statement containing all the information reasonably necessary to enable them to make an informed decision on whether to vote for or against the Repurchase Mandate. Such information is provided below.

1. Share Buy Back Rules

The Share Buy Back Rules permit companies whose primary listings are on the Exchange to repurchase in cash their securities on the Exchange subject to certain restrictions, the most important of which are summarised below.

(a) Shareholders' approval

The Share Buy Back Rules provide that all proposed repurchases of securities by a company with a primary listing on the Exchange must be approved in advance by an ordinary resolution, either by way of a general mandate or by specific approval in relation to specific transactions.

(b) Consideration

A company shall not repurchase shares or warrants on the Exchange for a consideration other than cash or for settlement otherwise than in accordance with the trading rules of the Exchange from time to time.

(c) Source of funds

Repurchases must be funded out of funds legally available for the purpose.

(d) Trading restrictions

A maximum of 10 per cent. of the fully-paid up issued share capital of a company as at the date of passing the relevant resolution may be repurchased on the Exchange and a company may not issue or announce an issue of new shares for a period of 30 days immediately following a repurchase of securities (except on exercise of an option, warrant or similar subscription right granted or existing prior to the date of repurchase). In addition, all repurchases of securities on the Exchange in any calendar month are limited to a maximum of 25 per cent. of the trading volume of such securities on the Exchange in the preceding calendar month. The Share Buy Back Rules also prohibit a company from repurchasing its securities on the Exchange if the repurchase would result in the number of listed securities which are in the hands of the public falling below the relevant prescribed minimum percentage of 25% as required by the Exchange.

(e) Status of repurchased securities

The Share Buy Back Rules provide that the listing of repurchased securities is automatically cancelled upon repurchase and the related certificates for the securities must be destroyed. Under Bermuda law, any securities repurchased by the Company will be treated as cancelled and the Company's issued share capital (but not the authorised share capital) will be reduced accordingly.

(f) Suspension of repurchases

The Share Buy Back Rules prohibit a company from repurchasing securities at any time after a price sensitive development has occurred or has been the subject of a decision until the price sensitive information has been publicly announced. In addition, the Exchange reserves the right to prohibit repurchases of securities on the Exchange if it considers that the company has committed a breach of any of the Listing Rules which apply to that company.

During the period of one month immediately preceding either the preliminary announcement of the company's annual results or the publication of the company's interim report, the company may not repurchase its securities on the Exchange, unless the circumstances are exceptional.

(g) Reporting requirements

Under the Share Buy Back Rules, repurchases of securities (whether on the Exchange or otherwise) must be reported to the Exchange not later than 9:30 a.m. (Hong Kong Special Administrative Region time) on the following business day. In addition, the company's annual report and accounts are required to disclose a monthly breakdown regarding repurchases of securities made during the year, including the number of repurchased securities, the purchase price per share or the highest and lowest prices paid for all such repurchases and the aggregate prices paid.

The company shall procure that any broker appointed by the company to effect the purchase of its securities shall disclose to the Exchange such information with respect to purchases made on behalf of the company as the Exchange may request.

(h) Connected parties

The Share Buy Back Rules prohibit a company from knowingly repurchasing securities on the Exchange from a "connected person", that is, a director, chief executive or substantial shareholder of the company or any of its subsidiaries or any of their respective associates (as defined in the Listing Rules) and a connected person is prohibited from knowingly selling his securities to the company.

2. Share Capital

As at 26th July, 2002 being the latest practicable date prior to the printing of this document for ascertaining such information (the "Latest Practicable Date"), the issued share capital of the Company comprised 1,043,563,171 shares of HK$0.20 each (the "Shares"). Subject to the passing of the relevant ordinary resolution and on the basis that no further Shares are issued or repurchased prior to the Annual General Meeting on 30th August, 2002, the Company will be allowed under the proposed Repurchase Mandate to repurchase a maximum of 104,356,317 Shares.

As at the Latest Practicable Date, the Company did not have any warrants in issue. The Directors wish to state that they have no immediate plan to issue any warrants of the Company.

3. Reasons for Repurchases

The Directors believe that the proposed Repurchase Mandate is in the best interests of the Company and its shareholders. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the value of the Company's Shares and its net assets and/or its earnings per Share and will only be made when the Directors believe that such repurchases will benefit the Company and its shareholders.

4. Funding of Repurchases

The Company is empowered by its memorandum of association and bye-laws to repurchase its securities. Repurchases will be funded entirely from the funds legally available for that purpose. Bermuda laws provide that the repurchase of securities may only be effected out of the capital paid up on the repurchase shares or out of the funds of the Company otherwise available for dividend or distribution or out of the proceeds of a new issue of securities made for the purpose. Any amount of premium payable on the repurchase over the par value of the securities to be repurchased must be out of the funds of the Company otherwise available for dividend or distribution or out of the Company's share premium account. Such repurchase may only be made if at least two Directors by affidavit declare either that taking into account the repurchase, the Company is solvent or that all of its creditors on that date have consented in writing to the repurchase.

There may be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the annual report for the year ended 31st March 2002) in the event that the Repurchase Mandate is exercised in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

5. General

None of the Directors or, to the best of their knowledge having made all reasonable enquiries, any of their associates (as defined in the Listing Rules), have any present intention if the Repurchase Mandate is approved by the shareholders of the Company, to sell any Shares to the Company or its subsidiaries.

The Directors have undertaken to the Exchange that so far as the same may be applicable, they will exercise power of the Company to make the repurchases pursuant to the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of Bermuda.

The Company has not repurchased any of its Shares (whether on the Exchange or otherwise) during the previous twelve months preceding the Latest Practicable Date.

If as a result of the exercise of the power to repurchase Shares pursuant to the Repurchase Mandate, a shareholder's proportionate interest in the voting rights of the Company increases, such increase may be treated as an acquisition for the purposes of the Hong Kong Code on Takeovers and Mergers ("Takeover Code"). As a result a shareholder, or group of shareholders acting in concert could, depending on the level of increase of the shareholder's interest, obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeover Code.

As at the Latest Practicable Date, Antrix Investment Limited ("Antrix"), a company beneficially owned by Messrs. Fang Hung, Kenneth and Li Kwok Wai, Frankie, together with parties acting in concert with it (including but not limited to Messrs. Fang Hung, Kenneth and Li Kwok Wai, Frankie) held a beneficial interest of 733,935,288 Shares in, representing approximately 70.33 per cent. of the issued share capital of the Company. Any repurchase of Shares by the Company will not oblige Antrix to make a general offer. The Directors are not aware of any consequences which would give rise to any obligation to make a mandatory offer in accordance with Rule 26 of the Takeover Code.

No connected persons or their associates (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so in the event that the Company is authorised to make repurchases of its own securities.

6. Share Prices

The highest and lowest prices at which the Company's Shares traded on the Exchange during the last twelve months preceding the Latest Practicable Date were as follows:

	Per Share	
	Highest	Lowest
July 2001	0.380	0.320
August 2001	0.380	0.320
September 2001	0.320	0.208
October 2001	0.250	0.200
November 2001	0.290	0.245
December 2001	0.260	0.250
January 2002	0.255	0.246
February 2002	0.246	0.228
March 2002	0.230	0.222
April 2002	0.238	0.230
May 2002	0.270	0.230
June 2002	0.270	0.270
July 2002 up to the Latest Practicable Date	0.395	0.270

RECOMMENDATION

The Directors consider that the Share Issue Mandate and the Repurchase Mandate are in the best interests of the Company and its shareholders and accordingly recommend that all its shareholders should vote in favour of the resolutions to be proposed at the Annual General Meeting. The Directors who have interest in the Company's Shares also intend to do so themselves in respect of their own holdings.

Yours faithfully
LI KWOK WAI, FRANKIE
Chief Executive Officer

於最後可行日期，由方鏗先生及李國偉先生實益擁有之公司Antrix Investment Limited（「Antrix」）及與其一致行動之各方（包括惟不限於方鏗先生及李國偉先生）實益持有本公司每股面值0.20港元之股份733,935,288股，即佔本公司已發行股本約70.33%。本公司任何購回股份將不會導致Antrix須提出強制性全面收購。據董事所知，根據購回授權而購回證券將不會導致觸及收購守則所述之任何後果。

本公司並無獲任何關連人士或彼等之聯繫人士（定義見上市規則）知會，倘本公司獲授權購回本身之證券，彼等目前有意向本公司出售股份，彼等亦無承諾不會向本公司出售股份。

6. **股價**

本公司股份由最後可行日期起，於過去十二個月期間，於聯交所之每月最高及最低成交價如下：

	股份	
	最高價	**最低價**
二零零一年七月	0.380	0.320
二零零一年八月	0.380	0.320
二零零一年九月	0.320	0.208
二零零一年十月	0.250	0.200
二零零一年十一月	0.290	0.245
二零零一年十二月	0.260	0.250
二零零二年一月	0.255	0.246
二零零二年二月	0.246	0.228
二零零二年三月	0.230	0.222
二零零二年四月	0.238	0.230
二零零二年五月	0.270	0.230
二零零二年六月	0.270	0.270
二零零二年七月至最後可行日期	0.395	0.270

推薦建議

董事認為發行股份授權及購回授權均符合本公司及各股東之最佳利益，故建議全體股東投票贊成各項將於股東週年大會上提呈之普通決議案。擁有本公司股權之董事擬就其本身所持股權投票贊成該等決議案。

此致

列位股東　台照

行政總裁
李國偉
謹啟

二零零二年七月二十六日

(h) 關連人士

購回股份規則禁止一間公司在知情之情況下在聯交所向「關連人士」(即該公司或其附屬公司之董事、行政總裁或主要股東或彼等各自之聯繫人士(定義見上市規則))購回證券,任何關連人士亦不得在知情之情況下將其證券售予該公司。

2. 股本

於二零零二年七月二十六日(即本通函刊印前為確定有關資料而設之最後實際可行日期(「最後可行日期」)),本公司之已發行股本為1,043,563,171股每股面值0.20港元之股份(「股份」)。倘有關普通決議案獲得通過,而在二零零二年八月三十日舉行股東週年大會之前不再發行或購回股份,則本公司根據建議提呈之購回授權可購回最多104,356,317股股份。

於最後可行日期,本公司並無任何已發行之認股權證。董事謹聲明本公司目前無意發行任何認股權證。

3. 購回之理由

董事認為建議提呈之購回授權乃符合本公司及各股東之最佳利益。此等購回可(視乎當時之市況及資金安排而定)提高本公司股份及其淨資產及/或其每股盈利,而購回僅會在董事認為對本公司及各股東有利之情況下方會進行。

4. 購回之資金

本公司組織章程大綱及細則授權本公司購回股份,購回股份之資金必須全部由法例規定可用作此用途之資金中撥出。百慕達法律規定,本公司用以購回股份之款項僅可從該購回股份之繳足股本或本公司可作派發股息或派發用途之資金,或為此用途而發行股份所得款項撥付。購回應付而高出股份面值之溢價只能從可作派發股息或派發之資金或股份溢價中付出。公司於本公司最少兩位董事以宣誓證明宣稱,計及此購回後本公司有能力償還債項或其所有於當日之債權人以書面同意此購回時方可購回股份。

倘於建議購回期間任何時間全面行使購回授權,則可能會對本公司之營運資金或資本負債水平(與截至二零零二年三月三十一日止年度之年報中經審核賬目所披露者比較)造成重大不利影響。然而,倘行使購回授權會對董事認為本公司不時須具備之營運資金或資本負債水平有重大不利影響,則在此情況下,董事不擬行使購回授權。

5. 一般事項

倘購回授權獲本公司股東批准,各董事或(經其作出一切合理查詢後所深知)彼等之聯繫人士(定義見上市規則)目前概無意向本公司或其附屬公司出售任何股份。

董事已向聯交所承諾,在適用情況下,彼等將根據上市規則及適用之百慕達法例按購回授權行使本公司之權力購回證券。

於最後可行日期前十二個月內,本公司並無在聯交所或循其他途徑購回任何本身之證券。

倘因根據購回授權行使權力購回證券而導致某一股東在本公司所佔之投票權益比例有所增加,則就香港公司收購及合併守則(「收購守則」)而言,該項權益比例之增加可視為一項收購行動。因此,該名股東或一批與其行動一致之股東可(視乎股東權益之增幅)因此取得或鞏固對本公司之控制權,並須根據收購守則第26條之規定提出強制性收購建議。

1. 購回股份規則

購回股份規則准許在聯交所作主要上市之公司在若干限制規限下在聯交所以現金購回其證券，茲將其中最重要之限制概述如下：

(a) 股東批准

購回股份規則規定，在聯交所作主要上市之公司所有購回證券之建議均須事先通過普通決議案（不論以一般授權或就特定交易而給予特別批准之方式）批准。

(b) 代價

一間公司不得以現金以外之代價或非聯交所買賣規則不時訂立之付款方式在聯交所購回股份或認股權證。

(c) 資金來源

購回股份所需資金必須從依法可作此用途之資金撥付。

(d) 買賣限制

一間公司在聯交所購回之股份最多以有關決議案通過當日該公司繳足已發行股本之10%為限。於緊隨購回證券後三十日內，該公司不得發行或宣佈發行新股份（因行使購回股份日期前已授出或存在之購股權、認股權證或類似認購權而發行者除外）。此外，於任何一個曆月在聯交所購回之證券總數，最多以該等證券於對上一個曆月成交量之25%為限。購回股份規則亦規定，倘購回事宜引致上市證券之公眾持股量低於聯交所規定之最低百分比（即25%），則該公司不得在聯交所購回本身之證券。

(e) 購回證券之地位

購回股份規則規定，購回證券後所有購回證券之上市地位均自動註銷，而有關證券之證書亦須銷毀。根據百慕達法例，本公司所購回任何證券均作已註銷論。同時，本公司的發行股本（不包括註冊資本）將相對調減。

(f) 暫停購回

購回股份規則規定，凡有會影響股價之事態發展或作出有關其事態發展之決定，任何證券購回計劃均須暫停，直至有關會影響股價之資料公布為止。此外，聯交所保留權利，可在其認為有關公司違反上市規則中任何適用部分時禁止其於聯交所購回證券。

除情況特殊外，一間公司在初步公布年度業績或發表中期報告之前一個月內不得在聯交所購回本身之證券。

(g) 呈報規定

根據購回股份規則，在聯交所或循其他途徑進行之購回證券必須於下一個營業日上午九時三十分（香港特別行政地區時間）前向聯交所呈報。此外，公司之年報及賬目須披露年內每月購回證券之詳情，包括所購回證券之數目、每股股份購回價或就購回所付之最高及最低價及所支付之總額。

公司須促使所委聘進行證券購回之經紀在聯交所提出要求時向聯交所披露有關其代表公司所進行任何購回之資料。



YEEBO (INTERNATIONAL HOLDINGS) LIMITED
億都（國際控股）有限公司

（於百慕達註冊成立之有限公司）

董事：

方鏗太平紳士
李國偉
淩安海博士
林錦祥
田北俊, GBS, JP*
朱知偉*
陳慶棟#
黃錦華（淩安海博士之替任董事）

* 獨立非執行董事
\# 非執行董事

註冊辦事處：
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

主要辦事處：
香港
新界
葵涌
華星街2-6號
安達工業大廈
7樓

敬啟者：

有關本公司購回本身股份及發行新股份之一般授權

發行股份之一般授權

億都（國際控股）有限公司（「本公司」）現正尋求各股東批准授予本公司董事（「董事」）一般授權（「發行股份授權」），使彼等在本公司需要發行股份時能靈活酌情發行總額不超過於有關決議案通過當日本公司已發行股本之20%，獲得此授權乃符合香港聯合交易所有限公司證券上市規則（「上市規則」）之規定。董事謹表明彼等暫無計劃發行本公司任何新股份。

購回股份授權

上市規則准許在香港聯合交易所有限公司（「聯交所」）作主要上市之公司在若干限制規限下在聯交所購回本身之證券。本公司於二零零二年八月三十日舉行之股東週年大會上，將提呈一項決議案，以授予董事一般授權（「購回授權」），（其中包括），可購回不超過於有關決議案獲通過當日之本公司已發行股本面值總額10%之股份。此外，股東週年大會上亦將提呈另一決議案，給予董事發行股份授權，以及提呈另一項決議案，將本公司根據購回授權所購回之股份納入該項授權內。根據上市規則中對此等股份購回之監管規定（「購回股份規則」），本公司須向各股東寄發一份說明函件，載有一切合理所需資料，以便股東在決定投票贊成或反對購回授權時有所依據。有關資料載於下文。

If you are in any doubt as to any aspect of this document or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or otherwise transferred all your shares in Yeebo (International Holdings) Limited, you should at once hand this document and the form of acceptance to the purchaser(s) or transferee(s) or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or transferee(s). This document should be read in conjunction with the form of acceptance, the contents of which form part of the terms of the offer contained herein.



ANTRIX INVESTMENT LIMITED

(incorporated in the British Virgin Islands with limited liability)



YEEBO (INTERNATIONAL HOLDINGS) LIMITED

(incorporated in Bermuda with limited liability)

COMPOSITE OFFER AND RESPONSE DOCUMENT RELATING TO MANDATORY UNCONDITIONAL CASH OFFER BY DBS ASIA CAPITAL LIMITED

FOR AND ON BEHALF OF

ANTRIX INVESTMENT LIMITED

FOR ALL THE ISSUED SHARES OF YEEBO (INTERNATIONAL HOLDINGS) LIMITED (OTHER THAN THOSE SHARES ALREADY OWNED BY ANTRIX INVESTMENT LIMITED OR PARTIES ACTING IN CONCERT WITH IT)

Financial Adviser to Antrix Investment Limited


DBS ASIA CAPITAL LIMITED

Independent Financial Adviser to the Independent Board Committee of Yeebo (International Holdings) Limited


Quam
Caring for your wealth

嘉洛證券融資有限公司
Quam Capital Limited
A Subsidiary of Quam Limited

A letter from the independent board committee of Yeebo (International Holdings) Limited containing its recommendation in respect of the offer to the independent shareholders of Yeebo (International Holdings) Limited is set out on pages 22 to 23 of this document and a letter from the independent financial adviser, Quam Capital Limited, containing its advice to the independent board committee of Yeebo (International Holdings) Limited is set out on pages 24 to 37 of this document.

The procedures for acceptance and related information of the offer are set out in Appendix I to this document and in the accompanying form of acceptance. Acceptance of the offer should be received by no later than 4:00 p.m. on Wednesday, 7 August 2002 (or such other time and/or date as the Offeror may decide).

17 July 2002

CONTENTS

Page

Unless the context requires otherwise, the following expressions have the following meanings in this document:

"acting in concert"	the same meaning ascribed to it in the Takeovers Code
"associate(s)"	the same meaning ascribed to it in the Listing Rules
"Board"	the board of Directors
"CCASS"	the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited
"Closing Date"	4:00 p.m. on 7 August 2002 or if the Offer is extended, the closing date of the Offer as extended in accordance with the Takeovers Code
"Company"	Yeebo (International Holdings) Limited, a company incorporated in Bermuda with limited liability whose shares are listed on the Stock Exchange
"DBS Asia"	DBS Asia Capital Limited, an investment adviser and dealer registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong)
"Director(s)"	the director(s) of the Company
"Executive"	the Executive Director of the Corporate Finance Division of the SFC or any delegate of the Executive Director
"Form of Acceptance"	the white form of acceptance and transfer accompanying this document relating to the Offer
"Mr. Fang"	Mr. Fang Hung, Kenneth, JP, the Chairman of the Company and a 51% beneficial owner of the Offeror. He is also directly interested in approximately 1.93% of the existing issued share capital of the Company
"Mr. Li"	Mr. Li Kwok Wai, Frankie, a Director and the Chief Executive Officer of the Company and a 49% beneficial owner of the Offeror. He is also directly interested in approximately 1.56% of the existing issued share capital of the Company

"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"HK$" or "HK cents"	Hong Kong dollars and cents respectively, the lawful currency of Hong Kong
"Independent Board Committee"	a committee of the Board, comprising Mr. Tien Pei Chun, James, GBS, JP and Mr. Chu Chi Wai, Allan, being all the independent non-executive Directors
"Independent Shareholders"	Shareholders other than the Offeror and parties acting in concert with it
"Joint Announcement"	the press announcement dated 27 June 2002 jointly made by the Offeror and the Company relating to the Offer
"Latest Practicable Date"	15 July 2002, being the latest practicable date prior to the printing of this document for the purpose of ascertaining certain information contained herein
"LCD"	liquid crystal displays
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"Offer"	the mandatory unconditional cash offer at HK$0.25 per Share for all the outstanding Shares (other than those already owned or agreed to be acquired by the Offeror or parties acting in concert with it)
"Offer Document"	the offer document dated 17 July 2002 issued by or on behalf of the Offeror and the Company to all Shareholders in accordance with the Takeovers Code containing, amongst other things, details of the Offer, the acceptance and transfer form, the recommendation of the Independent Board Committee of the Company and the advice of Quam Capital
"Offer Period"	the period commencing on 27 June 2002, being the date of the Joint Announcement and ending on the Closing Date

"Offeror"	Antrix Investment Limited, a company incorporated in the British Virgin Islands with limited liability and which is beneficially owned as to 51% by Mr. Fang and 49% by Mr. Li
"PRC"	the People's Republic of China
"Quam Capital"	Quam Capital Limited, an investment adviser registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong)
"Registrar"	the branch share registrar of the Company in Hong Kong, Secretaries Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong
"Relevant Period"	the period from the date commencing six months prior to 24 June 2002, being the last trading date prior to suspension of trading in Shares pending the release of the Joint Announcement, up to and including the Latest Practicable Date
"RMB"	Renminbi, the lawful currency of the PRC
"Sale Shares"	350,000,000 Shares owned by Cando Corporation prior to completion of the Share Purchase Agreement, represented approximately 33.54% of the current issued share capital of the Company
"SDI Ordinance"	Securities (Disclosure of Interests) Ordinance (Chapter 396 of the Laws of Hong Kong)
"SFC"	Securities and Futures Commission
"Share(s)"	share(s) of HK$0.20 each in the issued share capital of the Company
"Shareholder(s)"	holder(s) of Shares
"Share Purchase Agreement"	the conditional agreement for the sale and purchase of the Sale Shares dated 25 June 2002 between the Offeror and the Vendor
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

"Takeovers Code"	The Code on Takeovers and Mergers of Hong Kong
"US$"	United States dollars, the lawful currency of the United States
"Vendor"	Cando Corporation, a private company incorporated in Taiwan, the Republic of China with limited liability and is owned by various Taiwan incorporated companies and individuals. It was also the holder of the Sale Shares, represented approximately 33.54% of the existing issued share capital of the Company prior to completion of the Share Purchase Agreement
"%"	per cent.

	2002
Opening date of the Offer	Wednesday, 17 July
Announcement of annual results for the year ended 31 March 2002 of the Group *(Note 1)*	on or about Friday, 26 July
Latest time for acceptance of the Offer	4:00 p.m. on Wednesday, 7 August
Closing date of the Offer *(Note 2)*	Wednesday, 7 August
Announcement of results of the Offer to be published in The Standard (in English) and Hong Kong Economic Times (in Chinese)	Thursday, 8 August
Latest date for posting of remittances for the amounts due under the Offer in respect of valid acceptances received on or before the Closing Date *(Note 3)*	Friday, 16 August

Notes:

1. The Offeror confirms that the Offer will not be revised following the announcement of the annual results for the year ended 31 March 2002 of the Group.

2. The Offer, which is unconditional, will be closed on Wednesday, 7 August 2002 unless the Offeror revises or extends the Offer in accordance with the Takeovers Code. Although the Offeror does not intend to extend the Offer, it reserves the right to do so.

3. The consideration payable for the Shares tendered under the Offer will be paid within 10 days of the date of receipt by the Registrar of the requisite documents from the Shareholders accepting the Offer.

4. Acceptance of the Offer shall be irrevocable and not capable of being withdrawn subject to compliance by the Offeror with Rule 19 of the Takeovers Code.

All time references contained in this document refer to Hong Kong time.



YEEBO (INTERNATIONAL HOLDINGS) LIMITED

(incorporated in Bermuda with limited liability)

Executive Directors:
Fang Hung, Kenneth, JP *(Chairman)*
Li Kwok Wai, Frankie
Ling Harry, Ph. D.
Lam Kam Cheung, Kelvin
Wong Kam Wah
(Alternate Director to Ling Harry, Ph.D.)

Non-executive Directors:
Tien Pei Chun, James, GBS, JP*
Chu Chi Wai, Allan*
Chen Chin Tung, Daniel

* *Independent non-executive directors*

Registered Office:
Cedar House, 41 Ceder Avenue
Hamilton HM 12
Bermuda

Head Office and Principal Place of Business:
7th Floor
On Dak Industrial Building
2-6 Wah Sing Street
Kwai Chung, New Territories
Hong Kong

17 July 2002

To the Independent Shareholders

MANDATORY UNCONDITIONAL CASH OFFER BY DBS ASIA CAPITAL LIMITED ON BEHALF OF ANTRIX INVESTMENT LIMITED TO ACQUIRE ALL THE ISSUED SHARES OF YEEBO (INTERNATIONAL HOLDINGS) LIMITED (OTHER THAN THOSE ALREADY OWNED BY ANTRIX INVESTMENT LIMITED OR PARTIES ACTING IN CONCERT WITH IT)

INTRODUCTION

On 27 June 2002, the respective boards of directors of the Company and the Offeror jointly announced that on 25 June 2002, the Offeror acquired the Sales Shares from the Vendor for a total consideration of HK$87.5 million, at HK$0.25 per Share, payable in cash. The Sale Shares represented approximately 33.54% of the existing issued share capital of the Company. Prior to completion of the Share Purchase Agreement, the Offeror already owned 347,472,768 Shares, representing 33.30% of the existing issued share capital of the Company. In addition, Mr. Fang and Mr. Li, both are Directors and acting in concert with the Offeror and in addition to their indirect shareholding in the Company held through the Offeror, own 20,130,000 Shares and 16,332,520 Shares respectively, representing approximately 1.93% and 1.56% of the existing share capital of the Company. Thus, the Offeror and parties acting in concert with it were interested in 383,935,288 Shares, represented approximately 36.79% of

the existing issued share capital of the Company and the Vendor was a substantial Shareholder holding the Sale Shares. Immediately following the completion of the Share Purchase Agreement, the Offeror and parties acting in concert with it have increased their voting rights of the Company from approximately 36.79% to approximately 70.33% which is more than 2% from their lowest percentage holding in the 12 month period ending on and inclusive of the date of completion of the Share Purchase Agreement. The Offeror is therefore obliged under Rule 26 of the Takeovers Code to make an unconditional mandatory cash offer to acquire all the issued Shares other than those already owned by the Offeror or parties acting in concert with it.

The terms of the Offer are set out in the letter from DBS Asia as well as in Appendix I to this document, of which this letter forms part, and the accompanying Form of Acceptance.

The Independent Board Committee comprising Mr. Tien Pei Chun, James, GBS, JP and Mr. Chu Chi Wai, Allan has been formed to consider the terms of the Offer and to advise the Independent Shareholders. Among the other Directors, Mr. Fang and Mr. Li are considered not independent to advise the Independent Shareholders on the Offer by virtue of their interests in the Offeror. Mr. Harry Ling, Ph.D. and Mr. Chen Chin Tung, Daniel are considered not independent to advise on the Offer by virtue of their interests in the Vendor. Mr. Wong Kam Wah being the alternate Director to Mr. Harry Ling, Ph.D. and having business relationship with Mr. Harry Ling, Ph.D. is considered not independent to advise on the Offer. Mr. Lam Kam Cheung, Kelvin is a salaried Director and is considered not independent to advise on the Offer. Quam Capital has been appointed as the independent financial adviser to the Independent Board Committee to advise on the terms of the Offer.

In addition to setting out the letter from DBS Asia contained herein, the purpose of this document is also to provide you with, among other things, information relating to the Group and the Offer and to set out the letter from the Independent Board Committee containing its advice on the terms of the Offer and the letter from Quam Capital in respect of the Offer.

SHARE PURCHASE AGREEMENT DATED 25 JUNE 2002

Parties

Purchaser: the Offeror

Vendor: Cando Corporation, the then substantial Shareholder holding the Sale Shares which represented approximately 33.54% of the existing issued share capital of the Company prior to completion of the Share Purchase Agreement. Cando Corporation is owned by various Taiwan incorporated companies and individual investors, among them, Mr. Harry Ling, Ph.D. and Mr. Chen Chin Tung, Daniel, who are Directors, each owns approximately 2.60% and 0.12% of the issued share capital of the Vendor respectively. Save as disclosed, neither the Offeror nor any Director owns any shares in the Vendor.

Sale Shares

350,000,000 Shares, represented approximately 33.54% of the existing issued share capital of the Company. Following the completion of the Share Purchase Agreement, the Vendor has no further interest in the Company.

Consideration

HK$0.25 per Share, or HK$87.5 million in aggregate payable in cash

Condition and completion

The Share Purchase Agreement is subject to a legal opinion from a legal attorney practising in Taiwan, the Republic of China acceptable to the Offeror on the due execution validity and enforceability of the Share Purchase Agreement to which the Vendor is a party. The condition of the Share Purchase Agreement was satisfied and completion took place on 25 June 2002.

THE OFFER

Prior to the completion of the Share Purchase Agreement, the Offeror already owned 347,472,768 Shares, representing 33.30% of the existing issued share capital of the Company. In addition, Mr. Fang and Mr. Li, both are Directors and acting in concert with the Offeror and in addition to their indirect shareholdings in the Company held through the Offeror, own 20,130,000 Shares and 16,332,520 Shares respectively, representing approximately 1.93% and 1.56% of the existing issued share capital of the Company. Thus, prior to the completion of the Share Purchase Agreement, the Offeror and parties acting in concert with it owned in aggregate 383,935,288 Shares, representing approximately 36.79% of the existing issued share capital of the Company.

Upon completion of the Share Purchase Agreement on 25 June 2002, the Offeror and parties acting in concert with it are currently interested in 733,935,288 Shares, representing approximately 70.33% of existing issued share capital of the Company.

As set out in the letter from DBS Asia, DBS Asia is making, on behalf of the Offeror, the Offer on the following basis:

For each Share .... HK$0.25 in cash

The offer price represents:

(a) a discount of approximately 7.41% to the closing price of Shares on the Stock Exchange of HK$0.27 per Share, being the last price traded immediately prior to the suspension of trading in Shares on 25 June 2002;

(b) a discount of approximately 7.41% to the average closing price of Shares on the Stock Exchange of HK$0.27 per Share for the 10 trading days up to and including the last trading day immediately prior to the suspension of trading in Shares on 25 June 2002;

(c) a discount of approximately 36.71% over the closing price of Shares on the Stock Exchange of HK$0.395 per Share as at the Latest Practicable Date; and

(d) a discount of approximately 27.95% compared to the Group's audited net asset value of approximately HK$0.347 per Share as at 31 December 2001 calculated based on the Group's audited net asset value of approximately HK$362.2 million and 1,043,563,171 Shares outstanding as at the Latest Practicable Date.

During the Relevant Period, the highest closing price of Shares as quoted on the Stock Exchange was HK$0.395 (on 15 July 2002) and the lowest closing price of Shares on the Stock Exchange was HK$0.222 per Share (on 11 March 2002).

Based on the total number of 1,043,563,171 Shares in issue as at the Latest Practicable Date, the Offer values the Company at approximately HK$260.9 million. Such valuation has been determined after arm's length negotiations between the Offeror and the Vendor. The Company has no outstanding convertible securities, warrants or options as at the Latest Practicable Date.

On 18 April 2002, the Board noted that the Offeror has acquired 14,973,540 Shares at HK$0.23 per Share, representing approximately 1.43% of the existing issued share capital of the Company. Save as disclosed, neither the Offeror nor any parties acting in concert with it has dealt in any Shares or any other securities convertible into Shares, including warrants, options or subscription rights, during the Relevant Period.

Directors' interests under the Offer

Save for Mr. Fang and Mr. Li, being parties acting in concert with the Offeror and each has a personal interest of 20,130,000 Shares and 16,332,520 Shares respectively, which are not subject to the Offer, none of other Director has any interest in the Company.

Further details of the Offer

Further details of the Offer, among other things, the terms and conditions and procedures for acceptance are set out in the letter from DBS Asia on pages 38 to 45, Appendix I to this document and the accompanying Form of Acceptance.

INFORMATION ON THE GROUP

The Group is primarily engaged in the development, manufacture and sale of electronic components of LCD. Most of the LCD produced by the Group are twisted nematic LCD used as parts for calculators, time pieces, telephones, and hand-held games. Most of its customers are manufacturers of semi-finished and/or finished products in the PRC and Hong Kong.

The Company owns properties of aggregate value of approximately HK$15.0 million out of its total assets of approximately HK$415.2 million as at 31 December 2001.

The following table sets out a summary of the audited consolidated results of the Group for the two years ended 31 March 2001 and audited consolidated results of the Group for the nine months ended 31 December 2001:

	For the year ended 31 March		For the nine months ended 31 December
	2000	**2001**	**2001**
	HK$'000	*HK$'000*	*HK$'000*
Turnover	321,226	272,401	207,856
Profit attributable to shareholders	4,496	5,804	5,871
Net asset value	200,070	351,247	362,155

INFORMATION ON THE OFFEROR AND THE FUTURE OF THE GROUP

The Offeror is an investment holding company incorporated in the British Virgin Islands and is the controlling Shareholder and together with the parties acting in concert with it holding 383,935,288 Shares, representing approximately 36.79% of the existing issued share capital of the Company prior to the completion of the Share Purchase Agreement and approximately 70.33 % immediately following the completion of the Share Purchase Agreement. The issued share capital of the Offeror is beneficially owned as to 51% by Mr. Fang and 49% by Mr. Li. Mr. Fang is the Chairman of the Company and Mr. Li is a Director and the Chief Executive Officer of the Company.

The Board notes that the Offeror intends that the Group will continue with all its existing businesses and the Offeror does not intend to make any material changes to the businesses of the Group or to redeploy any fixed assets of the Company following the Closing Date.

Since the Offeror is a connected person of the Company, any proposed acquisition or disposal of assets from or to the Offeror will constitute connected transactions for the Company under the Listing Rules and will be subject to the provisions of the Listing Rules and as the case may be, the approval of independent Shareholders other than the Offeror and its associates at an extraordinary general meeting of the Company. The Board notes that there is no plan as to any proposed acquisition or disposal of assets from or to the Offeror or any of its associates following the closing of the Offer.

Your attention is drawn to the sections headed "Information on the Offeror" and "Intention of the Offeror relating to the Group" in the letter from DBS Asia set out on pages 13 to 21 to this document.

The Stock Exchange has stated that, if the Company remains a public company listed on the Stock Exchange, any acquisitions or disposals of assets by the Company will be subject to the provisions of the Listing Rules. Pursuant to the Listing Rules, the Stock Exchange has the discretion to require the Company to issue a circular to Shareholders where an acquisition or disposal by the Company is proposed, irrespective of the size of such acquisition or disposal and in particular where such acquisition or disposal represents a departure from the principal activities of the Company. The Stock Exchange also has the power, pursuant to the Listing Rules, to aggregate a series of acquisitions or disposals by the Company and any such acquisitions or disposals may, in any event, result in the Company being treated as a new applicant for listing and subject to the requirements for new applicants as set out in the Listing Rules.

DIRECTORS AND MANAGEMENT

Of the Directors, Mr. Harry Ling, Ph.D., Mr. Chen Chin Tung, Daniel and Mr. Wong Kam Wah (as alternate Director to Mr. Harry Ling, Ph.D.) will resign on the Closing Date.

Other than the changes to the board of Directors referred to above, the Board notes that the Offeror does not intend to make any material changes to the management and the Board. The Offeror intends that the daily operation of the Group will continue to be carried out by existing management and the employment of the employees of the Company and of its subsidiaries will be continued following the completion of the Offer.

CONTINUATION OF LISTING

It is the intention of the Offeror that the listing of Shares on the Stock Exchange will be maintained. Accordingly, the Company and the Offeror have separately undertaken to the Stock Exchange to take appropriate steps within a month following the close of the Offer to ensure that at least 25% of all the Shares are held by the public at all times in accordance with Rule 8.08 of the Listing Rules.

The Stock Exchange has stated that, if there is less than 25% of all the Shares in public hands following the closing of the Offer, or the Stock Exchange believes that a false market exists or may exist in Shares or that there are insufficient Shares in public hands to maintain an orderly market, then it will consider exercising its discretion to suspend trading in Shares.

RECOMMENDATIONS

Your attention is drawn to the Letters from the Independent Board Committee and Quam Capital which set out their recommendations in relation to the Offer and the principal factors considered by them in arriving at their recommendations. The letter from the Independent Board Committee is set out on pages 22 to 23 and the letter from Quam Capital is set out on pages 24 to 37.

You are also recommended to read the letter from DBS Asia as set out on pages 13 to 21, conditions and further terms of the Offer as set out in Appendix I to this document and the accompanying Form of Acceptance.

ADDITIONAL INFORMATION

In considering what action to take in connection with the Offer, Shareholders should consider their own tax positions and, if they are in doubt, they should consult their professional advisers.

Your attention is also drawn to the additional information contained in Appendices II to III to this document.

By order of the Board
Yeebo (International Holdings) Limited
Kelvin Lam
Company Secretary



16th Floor, Man Yee Building, 68 Des Voeux Road, Central, Hong Kong

17 July 2002

To the Independent Shareholders

Dear Sir or Madam,

MANDATORY UNCONDITIONAL CASH OFFER BY DBS ASIA CAPITAL LIMITED ON BEHALF OF ANTRIX INVESTMENT LIMITED TO ACQUIRE ALL THE ISSUED SHARES OF YEEBO (INTERNATIONAL HOLDINGS) LIMITED (OTHER THAN THOSE ALREADY OWNED BY ANTRIX INVESTMENT LIMITED OR PARTIES ACTING IN CONCERT WITH IT)

On 27 June 2002, it was announced that DBS Asia would make, on behalf of the Offeror, the Offer upon completion of the Share Purchase Agreement.

The Share Purchase Agreement was completed on 25 June 2002. Immediately following the completion of the Share Purchase Agreement, the Offeror and parties acting in concert with it have increased their voting rights of the Company from approximately 36.79% to approximately 70.33% which is more than 2% from their lowest percentage holding in the 12 month period ending on and inclusive of the date of the completion of the Share Purchase Agreement. Under Rule 26 of the Takeovers Code, the Offeror is required to make an unconditional cash offer for all the Shares not already owned by the Offeror or parties acting in concert with it.

This letter, together with Appendix I to the Offer Document and the Form of Acceptance, set out, among other things, the terms of the Offer, information of the Offeror and the intention of the Offeror regarding the future of the Company. Unless the context requires otherwise, terms defined in the Offer Document shall have the same meanings when used herein.

Shareholders are strongly advised to consider carefully the information contained in the letter from the Board set out on pages 6 to 12 of the Offer Document, the letter from the Independent Board Committee set out on pages 22 to 23 of the Offer Document and the letter from Quam Capital, the independent financial adviser, to the Independent Board Committee in relation to the Offer set out on pages 24 to 37 of the Offer Document.

SHARE PURCHASE AGREEMENT DATED 25 JUNE 2002

Parties

Purchaser: the Offeror

Vendor: Cando Corporation, the then substantial Shareholder holding the Sale Shares which represented approximately 33.54% of the existing issued share capital of the Company prior to the Share Purchase Agreement. Cando Corporation is owned by various Taiwan incorporated companies and individual investors, among them, Mr. Harry Ling, Ph.D. and Mr. Chen Chin Tung, who are Directors, each owns approximately 2.60% and 0.12% of the issued share capital of the Vendor respectively. Save as disclosed, neither the Offeror nor any Director owns any shares in the Vendor.

Sale Shares

350,000,000 Shares, representing approximately 33.54% of the existing issued share capital of the Company. Following the completion of the Share Purchase Agreement, the Vendor will have no further interest in the Company.

Consideration

HK$0.25 per Share, or HK$87.5 million in aggregate payable in cash.

Condition and completion

The Share Purchase Agreement is subject to a legal opinion from a legal attorney practising in Taiwan, the Republic of China acceptable to the Offeror on the due execution validity and enforceability of the Share Purchase Agreement to which the Vendor is a party. The condition of the Share Purchase Agreement was satisfied and completion took place on 25 June 2002.

THE OFFER

DBS Asia hereby makes, on behalf of the Offeror, the Offer on the terms of and subject to the conditions set out in this document and in the Form of Acceptance.

For each Share .... HK$0.25 in cash

The offer price of HK$0.25 per Share is the same as the price at which the Sale Shares were sold to the Offeror under the Share Purchase Agreement. The Offer is unconditional and, unless extended, will remain open for acceptance until 4:00 p.m. on 7 August 2002. The procedure for acceptance and further terms of the Offer are set out in Appendix I to this document.

The Offer is financed by a credit facility issued by Citibank, N.A. at Citibank Tower, Citibank Plaza, 3 Garden Road, Central, Hong Kong. The Offeror does not intend that the payment of interest on, repayment of or security for any liability (contingent or otherwise) will depend to any significant extent on the business of the Company. DBS Asia is satisfied that sufficient financial resources are available to the Offeror to meet full acceptance of the Offer.

Comparisons of value

The offer price represents:

(a) a discount of approximately 7.41% to the closing price of Shares on the Stock Exchange of HK$0.27 per Share, being the last price traded immediately prior to the suspension of trading in Shares on 25 June 2002;

(b) a discount of approximately 7.41% to the average closing price of Shares on the Stock Exchange of HK$0.27 per Share for the 10 trading days up to and including the last trading day immediately prior to the suspension of trading in Shares on 25 June 2002;

(c) a discount of approximately 36.71% over the closing price of Shares on the Stock Exchange of HK$0.395 per Share as at the Latest Practicable Date; and

(d) a discount of approximately 27.95% compared to the Group's audited net asset value of approximately HK$0.347 per Share as at 31 December 2001 calculated based on the Group's audited net asset value of approximately HK$362.2 million and 1,043,563,171 Shares outstanding.

During the Relevant Period, the highest closing price of Shares as quoted on the Stock Exchange was HK$0.395 (on 15 July 2002) and the lowest closing price of Shares on the Stock Exchange was HK$0.222 per Share (on 11 March 2002).

Based on the total number of 1,043,563,171 Shares in issue as at the date of this announcement, the Offer values the Company at approximately HK$260.9 million. Such valuation has been determined after arm's length negotiations between the Offeror and the Vendor. The Company has no outstanding convertible securities, warrants or options as at the Latest Practicable Date.

Unconditional offer

The Offer is unconditional and is not conditional on the attaining of any particular level of acceptance in respect of the Offer.

Stamp duty

Seller's ad valorem stamp duty at the rate of HK$1.00 for every HK$1,000 or part thereof of the consideration arising in connection with acceptance of the Offer will be payable by each Shareholder who accept the Offer and will be deducted from the consideration due to such person under the Offer.

The Offeror will pay any stamp duty which the accepting Shareholder will become liable to pay in respect of the acceptance of the Offer under the Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong).

Compulsory acquisition

The Offer does not intend to avail itself of any powers of compulsory acquisition of any Shares.

Effects of accepting the Offer

Acceptance of the Offer by any Shareholder will be deemed to constitute a warranty by such person that all Shares sold by such person under the Offer are free from all liens, charges, options, claims, equities, adverse interests, third-party rights or encumbrances whatsoever and together with all rights accruing or attaching thereto, including, without limitation, the right to receive dividends and distributions declared, made or paid, if any, on or after the date of acceptance.

Dealings and holdings of the Shares

Prior to the completion of the Share Purchase Agreement, the Offeror already owned 347,472,768 Shares, representing 33.30% of the existing issued share capital of the Company. In addition, Mr. Fang and Mr. Li, both are Directors and acting in concert with the Offeror and in addition to their indirect shareholdings in the Company held through the Offeror, own an additional 20,130,000 Shares and 16,332,520 Shares respectively, representing approximately 1.93% and 1.56% of the existing issued share capital of the Company. Prior to the completion of the Share Purchase Agreement, the Offeror and parties acting in concert with it owned in aggregate 383,935,288 Shares, representing approximately 36.79% of the existing issued share capital of the Company.

Upon completion of the Share Purchase Agreement, the Offeror and parties acting in concert with it are interested in 733,935,288 Shares, representing approximately 70.33% of existing issued share capital of the Company. Save for the above Shares, none of the Offeror and parties acting in concert with it (including Mr. Fang, Mr. Li and DBS Asia) held any Shares as at the Latest Practicable Date.

On 18 April 2002, the Offeror acquired 14,973,540 Shares at HK$0.23 per Share, representing approximately 1.43% of the existing issued share capital of the Company. Save as disclosed, neither the Offeror, nor its directors, nor any parties acting in concert with the Offeror has dealt in any Shares or any other securities convertible into Shares, including warrants, options or subscription rights, during the Relevant Period.

There is no arrangement or indemnity of the kind described in note 8 to Rule 22 of the Takeovers Code with the Company, with any person who is considered an associate of the Company by virtue of classes (1), (2), (3) and (4) of the definition of "associate" under the Takeovers Code, the Offeror and any person acting in concert with the Offeror.

As at the Latest Practicable Date, no person had irrevocably committed himself to the Offeror to accept or reject the Offer.

The shareholding structure of the Company before and after completion of the Share Purchase Agreement but before the commencement of the Offer is as follows:


Before
Vendor
Offeror and parties acting in concert with it
Public
33.54%
36.79%
29.67%
The Company
After
Offeror and parties acting in concert with it
Public
70.33%
29.67%
The Company

Acceptance period

Although the Offeror does not intend to extend the Offer, it reserves the right to do so in accordance with the relevant provisions of the Takeovers Code. Unless the Offer has previously been extended, the Offer will close at 4:00 p.m., Wednesday, 7 August 2002. Acceptance of the Offer must be received by the Registrar no later than 4:00 p.m. on Wednesday, 7 August 2002.

Availability of the Offer

The availability of the Offer to persons not resident in Hong Kong may be affected by the laws of their jurisdictions of residence. Persons who are not resident in Hong Kong should inform themselves about and observe any applicable requirements in their own jurisdictions.

It is the responsibility of any overseas Shareholders who wish to accept the Offer to take any action in relation thereto, to satisfy themselves as to the full observance of the laws of any relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consent which may be required and compliance with

other necessary formalities or legal requirements. Any such overseas Shareholders will be responsible for the payment of any transfer or other taxes by whomsoever payable in respect of that jurisdiction and the Offeror or DBS Asia and any person acting on their behalf shall be entitled to be fully indemnified and held harmless by such overseas holders for any such transfer or other taxes as such person may be required to pay.

Further details of the Offer

Further details of the Offer, among other things, the terms and conditions and the procedures for acceptance are set out in Appendix I to this document and the accompanying Form of Acceptance.

REASONS FOR MAKING THE OFFER

Prior to the Share Purchase Agreement, the Offeror and parties acting in concert with it collectively hold approximately 36.79% but less than 50% of the voting rights of the Company and immediately following the completion of the Share Purchase Agreement, such aggregate shareholding increased to approximately 70.33% which is more than 2% from their lowest percentage holding in the 12 month period ending on and inclusive of the date of completion of the Share Purchase Agreement. Accordingly, the Offeror is therefore obliged under Rule 26 of the Takeovers Code to make an unconditional mandatory cash offer to acquire all the issued Shares other than those already owned by the Offeror or parties acting in concert with it.

INFORMATION ON THE OFFEROR

The Offeror is an investment holding company incorporated in the British Virgin Islands and is the controlling Shareholder and together with the parties acting in concert with it held 383,935,288 Shares, representing approximately 36.79% of the existing issued share capital of the Company prior to the completion of the Share Purchase Agreement and approximately 70.33 % immediately following the completion of the Share Purchase Agreement. The issued share capital of the Offeror is beneficially owned as to 51% by Mr. Fang and 49% by Mr. Li. Mr. Fang and Mr. Li are the only directors of the Offeror. Mr. Fang is the Chairman of the Company and Mr. Li is a Director and the Chief Executive Officer of the Company.

As at the Latest Practicable Date, apart from cash equivalent assets which are designated for making the Offer, and its shareholding interest in the Company, the Offeror does not have any other material assets nor is it engaged in any other business.

The Offeror does not intend to transfer to any other persons the Shares it acquired under the Offer.

INTENTIONS OF THE OFFEROR REGARDING THE GROUP

Business

The Group is primarily engaged in the development, manufacture and sale of electronic components of LCD. As disclosed in the Group's annual report for the year ended 31 March 2001, the Group would continue to implement the cost control policy, to improve the product quality and to diversify its customer base to increase its market share. The Offeror is confident in the future prospects of the Group and considers that the Share Purchase Agreement presented an opportunity for it to gain a larger interest in the Company. The Offeror intends that the Group will continue with all its existing businesses. The Offeror does not intend to make any material changes to the businesses of the Group or to redeploy any fixed assets of the Company following the completion of the Offer.

Since the Offeror is a connected person of the Company, any proposed acquisition or disposal of assets from or to the Offeror will constitute connected transactions for the Company under the Listing Rules and will be subject to the provisions of the Listing Rules and as the case may be, the approval of independent Shareholders other than the Offeror and its associates at an extraordinary general meeting of the Company. There is no plan as to any proposed acquisition or disposal of assets from or to the Offeror or any of its associates following the closing of the Offer.

The Stock Exchange has stated that, if the Company remains a public company listed on the Stock Exchange, any acquisitions or disposals of assets by the Company will be subject to the provisions of the Listing Rules. Pursuant to the Listing Rules, the Stock Exchange has the discretion to require the Company to issue a circular to Shareholders where an acquisition or disposal by the Company is proposed, irrespective of the size of such acquisition or disposal and in particular where such acquisition or disposal represents a departure from the principal activities of the Company. The Stock Exchange also has the power, pursuant to the Listing Rules, to aggregate a series of acquisitions or disposals by the Company and any such acquisitions or disposals may, in any event, result in the Company being treated as a new applicant for listing and subject to the requirements for new applicants as set out in the Listing Rules.

Directors and management

Of the Directors, Mr. Harry Ling, Ph.D., Mr. Chen Chin Tung, Daniel and Mr. Wong Kam Wah (as alternate Director to Mr. Harry Ling Ph.D.) will resign on the closing date of the Offer.

Other than the changes to the board of Directors referred to above, the Offeror does not intend to make any material changes to the management and the Board. The Offeror intends that the daily operation of the Group will continue to be carried out by existing management and the employment of the employees of the Company and of its subsidiaries will be continued following the completion of the Offer.

CONTINUATION OF LISTING

It is the intention of the Offeror that the listing of Shares on the Stock Exchange will be maintained. Accordingly, the Company and the Offeror have separately undertaken to the Stock Exchange to take appropriate steps within a month following the close of the Offer to ensure that at least 25% of all the Shares are held by the public at all times in accordance with Rule 8.08 of the Listing Rules.

The Stock Exchange has stated that, if there is less than 25% of all the Shares in public hands following the closing of the Offer, or the Stock Exchange believes that a false market exists or may exist in Shares or that there are insufficient Shares in public hands to maintain an orderly market, then it will consider exercising its discretion to suspend trading in Shares.

PROCEDURE FOR ACCEPTANCE

To accept the Offer, you should complete and sign the accompanying Form of Acceptance in accordance with the procedure set out on pages 38 to 45 in Appendix I to the Offer Document.

SETTLEMENT OF CONSIDERATION

The consideration due to Shareholders who have accepted the Offer, will be paid within ten days from the date on which duly completed valid Form of Acceptance, the relevant Share certificate(s) and, or transfer receipt(s) and, or any other document(s) of title, and, or any satisfactory indemnity or indemnities required in respect thereof, are received by the Registrar, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong, to render acceptance of the Offer complete and valid. Cheques or bank orders for the requisite cash amount will be sent to the Shareholders who have accepted the Offer at their respective registered addresses within ten days from the date on which the relevant documents are received as mentioned above. All such cheques or bank orders will be sent at the risk of the persons entitled to them and none of the Offeror, DBS Asia nor the Registrar will be responsible for any loss or delay in transmission.

FURTHER TERMS OF THE OFFER

Further terms

Further terms of the Offer, including the procedure for acceptance, the acceptance period and revisions of the Offer, are set out in Appendix I to the Offer Document and the accompanying Form of Acceptance.

Additional information

Your attention is drawn to the additional information set out in the appendices, which form part of the Offer Document.

TAXATION

Independent Shareholders are recommended to consult their own professional advisers if they are in any doubt as to the taxation implications of accepting the Offer. It is emphasised that none of the Offeror, the parties acting in concert with the Offeror, DBS Asia and any of their respective directors accepts responsibility for any taxation effects on, or tax liabilities of, any persons that may result from their acceptance of the Offer.

GENERAL INFORMATION

Your attention is also drawn to: (i) the letter from the Board of the Company set out on pages 6 to 12 of the Offer Document; (ii) the letter from the Independent Board Committee to the Independent Shareholders set out on pages 22 to 23 of the Offer Document; and (iii) the letter of advice from Quam Capital to the Independent Board Committee set out on pages 24 to 37 of the Offer Document. You should make your decision as to whether to accept or reject the Offer after considering those documents, and based on your judgement in light of the information set out therein. If you have any doubt as to any aspect of the Offer or the contents of the Offer Document, you should consult your stockbroker, bank manager, solicitor or other professional advisers, as appropriate.

Yours faithfully,
for and on behalf of
DBS Asia Capital Limited
Alex Lau **Flavia Hung**
Directors



YEEBO (INTERNATIONAL HOLDINGS) LIMITED

(incorporated in Bermuda with limited liability)

Executive Directors:
Fang Hung, Kenneth, JP *(Chairman)*
Li Kwok Wai, Frankie
Ling Harry, Ph.D.
Lam Kam Cheung, Kelvin
Wong Kam Wah
(Alternate Director to Ling Harry, Ph.D.)

Non-executive Directors:
Tien Pei Chun, James, GBS, JP*
Chu Chi Wai, Allan*
Chen Chin Tung, Daniel

* *Independent non-executive directors*

Registered Office:
Cedar House, 41 Ceder Avenue
Hamilton HM 12
Bermuda

Head Office and Principal Place of Business:
7th Floor
On Dak Industrial Building
2-6 Wah Sing Street
Kwai Chung, New Territories
Hong Kong

17 July 2002

To the Independent Shareholders

Dear Sir or Madam,

MANDATORY UNCONDITIONAL CASH OFFER BY
DBS ASIA CAPITAL LIMITED
ON BEHALF OF ANTRIX INVESTMENT LIMITED
TO ACQUIRE ALL THE ISSUED SHARES OF
YEEBO (INTERNATIONAL HOLDINGS) LIMITED
(OTHER THAN THOSE ALREADY
OWNED BY ANTRIX INVESTMENT LIMITED
OR PARTIES ACTING IN CONCERT WITH IT)

INTRODUCTION

We refer to the Offer Document dated 17 July 2002 issued by the Company of which this letter forms part. Terms defined in the Offer Document shall have the same meanings in this letter unless the context otherwise requires.

As Directors who are independent of the parties to the Offer, we have been appointed as members of the Independent Board Committee to consider the terms of the Offer and to advise you as to whether, in our opinion, the terms of the Offer are fair and reasonable so far as the Independent Shareholders are concerned. Quam Capital has been appointed as the independent financial adviser to advise the Independent Board Committee in respect of the terms of the Offer. Details of its advice and the principal factors taken into consideration in arriving at its recommendation are set out in the letter from Quam Capital on pages 24 to 37 of the Offer Document.

We also wish to draw your attention to: (i) the letter from the Board; (ii) the letter from DBS Asia; (iii) the letter from Quam Capital; and (iv) the additional information set out in the appendices to the Offer Document.

RECOMMENDATION

Having taking into account the terms of the Offer and the advice of Quam Capital, we consider that the terms of the Offer are fair and reasonable so far as the Independent Shareholders are concerned and advise the Independent Shareholders to accept the Offer or, if the market price of the Shares net of commission exceeds the offer price per Share, to sell their Shares in the market. Shareholders who are attracted to the future prospects of the Company should consider retaining all or part of their interests in the Company.

Your faithfully,
for and on behalf of
the Independent Board Committee
Tien Pei Chun, James, GBS, JP　　**Chu Chi Wai, Allan**
Independent non-executive Directors

The following is the full text of the letter from Quam Capital setting out its advice to the Independent Board Committee in relation to the Offer.



嘉洛證券融資有限公司
Quam Capital Limited
A Subsidiary of Quam Limited

香港中環畢打街11號
置地廣場告羅士打大廈3308室
Room 3308 Gloucester Tower
The Landmark
11 Pedder Street
Central, Hong Kong

17 July 2002

To the Independent Board Committee of
Yeebo (International Holdings) Limited

Dear Sirs,

MANDATORY UNCONDITIONAL CASH OFFER

We refer to our appointment to advise the Independent Board Committee on the fairness and reasonableness of the terms of the Offer. Details of the Offer are set in a document to the Shareholders dated 17 July 2002 (the "Document"), of which this letter forms part. Terms used in this letter shall have the same meanings as defined in the Document unless the context requires otherwise.

As an independent financial adviser to the Independent Board Committee, our role is to give an independent opinion to the Independent Board Committee for it to advise the Independent Shareholders as to whether the terms of the Offer are fair and reasonable so far as the Independent Shareholders are concerned.

In formulating our recommendation, we have relied upon the information and facts supplied to us by the Company and its advisers. We have assumed that all information and representations contained or referred to in the Document concerning the Company or the Group, which have been provided by the Directors and for which they are wholly responsible, were true and accurate in all respects at the date thereof and may be relied upon. Also, the directors of the Offeror have declared in a responsibility statement set out in Appendix III to the Document that they jointly and severally responsible for the accuracy of the information contained in the Document related to the Offer including the Offeror's future intention regarding the Company. We have also assumed that all statements contained and representations made or referred to in the Document were true at the time they were made and continue to be true at the date of the Document. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors and the Directors have confirmed to us that no material facts have been omitted from the information provided and referred to in the Document.

We consider that we have reviewed sufficient information to reach an informed view and to justify our reliance on the accuracy of the information contained in the Document and to provide a reasonable basis for our recommendation. We have not, however, carried out any independent verification of the information, nor have we conducted any form of in-depth investigation into the business and affairs of the Group, or the Offeror.

We have not considered the tax consequences on the Independent Shareholders of acceptance of the Offer since these depend on their individual circumstances. In particular, the Independent Shareholders who are resident outside Hong Kong or subject to overseas taxes or Hong Kong taxation on securities dealing should consider their own tax positions with regard to the Offer and, if in any doubt, should consult their own professional advisers.

BACKGROUND OF THE OFFER

On 27 June 2002, the Company and the Offeror jointly announced that on 25 June 2002 the Offeror had entered into the Share Purchase Agreement with the Vendor to acquire from the Vendor 350,000,000 Shares, representing around 33.54% of the existing issued share capital of the Company, for a total consideration of HK$87.5 million, at HK$0.25 per Share, payable in cash, on and subject to the terms and conditions of the Share Purchase Agreement. Completion of the Share Purchase Agreement took place on the 25 June 2002.

Prior to the Share Purchase Agreement, the Offeror and parties acting in concert with it (the "Concert Parties") were interested in 383,935,288 Shares, representing around 36.79% of the existing issued share capital of the Company. The acquisition of the Sale Shares, representing around 33.54% of the Company's existing issued share capital, represented an increase in shareholding of more than 2% from the lowest percentage holding of the Offeror and its Concert Parties in the 12 months period ending on and inclusive of the date of completion of the Share Purchase Agreement. Accordingly, the Offeror and its Concert Parties are obliged under Rule 26 of the Takeovers Code to make an unconditional mandatory cash offer for all the Shares other than those already owned or agreed to be acquired by the Offeror and its Concert Parties.

As at the Latest Practicable Date, the Offeror and its Concert Parties are interested in 733,935,288 Shares, representing around 70.33% of the Company's issued share capital.

DBS Asia, on behalf of the Offeror, is making the Offer on the following basis:

For each Share .... HK$0.25 in cash

Independent Shareholders should refer to the letter from DBS Asia for information in relation to the Offer.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our recommendation and advice to the Independent Board Committee on the terms of the Offer, we have taken into consideration the following principal factors and reasons:

1. Offer Price

The Offer Price is the same as the cash consideration per Share received by the Vendor under the Share Purchase Agreement. Based on the 1,043,563,171 issued Shares as at the Latest Practicable Date (the "Existing Issued Share Capital"), the Offer values the Company at around HK$260.9 million.

Price performance of the Shares

The table below summarised the monthly highest and lowest daily closing prices and the average daily closing prices of the Shares from June 2001, being 12 months prior to the announcement of the Offer dated 27 June 2002 (the "Announcement"), to the Latest Practicable Date (the "Twelve Months Period"):

	Highest closing price *(HK$)*	Lowest closing price *(HK$)*	Average daily closing price *(HK$)*
2001			
June	0.445	0.370	0.405
July	0.380	0.320	0.364
August	0.380	0.320	0.355
September	0.320	0.208	0.255
October	0.250	0.200	0.209
November	0.290	0.245	0.272
December	0.260	0.250	0.252
2002			
January	0.255	0.246	0.248
February	0.246	0.228	0.241
March	0.230	0.222	0.227
April	0.238	0.230	0.233
May	0.270	0.230	0.247
1 June to 24 June	0.270	0.270	0.270
25 June to 28 June	0.270	0.270	0.270
2 July to Latest Practicable Date	0.395	0.270	0.330
Twelve Months Period	0.445	0.200	0.278

Source: www.hkex.com.hk

The following chart illustrates the movement of the daily closing prices of the Shares (the "Share Price") relative to the Hang Seng Index during the Twelve Months Period:


Share Price performance
HK$
0.50
0.45
0.40
0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00
Yeebo
Hang Seng Index
14,000
13,000
12,000
11,000
10,000
9,000
8,000
Offer Price of HK$0.25
Jun-01
Jul-01
Aug-01
Sep-01
Oct-01
Nov-01
Dec-01
Jan-02
Feb-02
Mar-02
Apr-02
May-02
Jun-02
Jul-02
Period

Source: www.hkex.com.hk

The Offer Price of HK$0.25 per Share represents:

i. a discount of around 10.07% to the average closing price of around HK$0.278 per Share over the Twelve Months Period;

ii. a discount of around 43.82% to the highest closing price of HK$0.445 per Share as quoted on the Stock Exchange on 8 June 2001 during the Twelve Months Period;

iii. a premium of around 25.00% to the lowest closing price of HK$0.200 per Share as quoted on the Stock Exchange on 4 October 2001 during the Twelve Months Period;

iv. a discount of around 7.41% to the closing price of HK$0.27 per Share as quoted on the Stock Exchange on 24 June 2002, being the last trading day immediately preceding the suspension of trading in the Shares pending the release of the Announcement;

v. a discount of around 7.41% to the average closing price of HK$0.27 per Share for the 10 trading days up to and including 24 June 2002;

vi. a discount of around 3.85% to the average closing price of HK$0.26 per Share for the 30 trading days up to and including 24 June 2002;

vii. a discount of around 7.41% to the closing price of HK$0.27 per Share as quoted on the Stock Exchange on 28 June 2002, being the first day of the resumption of trading of the Shares after suspension pending the release of the Announcement. No trading of the Shares, however, was recorded on this day; and

viii. a discount of around 36.71% to the closing price of HK$0.395 per Share as at the Latest Practicable Date.

As shown in the price chart above, for around six months during the Twelve Months Period, the Shares have been traded at or below the Offer Price. The average daily closing price of the Shares over the Twelve Months Period was around HK$0.278 per Share, representing a premium of around 11.2% to the Offer Price.

Up to around late September 2001, the Share Price has moved in line with the Hang Seng Index. The slump in the Share Price from HK$0.455 recorded on 8 June 2001 to the 12-months lowest point of HK$0.20 recorded on 4 October 2001 coincided with the general downturn of the Hong Kong stock market. There was a brief surge in the Share Price from HK$0.20 in late October 2001 to around HK$0.29 in early November 2001, which was again generally in line with the upward trend of the Hang Seng Index during the same period. Since then, there has been a gradual decrease in the Share Price until around mid-May 2002, during when the Share Price has under-performed the Hang Seng Index. Starting from around mid-December 2001 to around mid-May 2002, the Shares have been generally traded consistently at or below the Offer Price. Since mid-May there has been a small increase in the Share Price from HK$0.23 to HK$0.27. After the issue of the Announcement, the Share Price has increased from HK$0.27 to HK$0.395 as at the Latest Practicable Date.

The Company released its results announcements for the six months ended 30 September 2001 (the "Interim Results Announcement") on 17 December 2001 and the nine months ended 31 December 2001 on 2 April 2002 (together with the Interim Results Announcement, the "Results Announcements") respectively. As illustrated in the price chart above, there does not appear to be any apparent correlation between the release of the Results Announcements and the Share Price performance.

It is noted that during the Twelve Months Period, the Company has not undertaken any major corporate activities, which required disclosure under the Listing Rules. Furthermore, the Company has not made any public announcements in relation to any price sensitive information except for the Results Announcements and the Announcement for the same period. In light of the foregoing, we are of the view that the fluctuation in the Share Price performance during the Twelve Months Period before the issue of the Announcement has been purely due to then prevailing market forces in play rather than as a reaction to any news about the Company.

It should also be noted that during the Twelve Months Period except for the two months of December 2001 and January 2002, the average daily turnover of the Shares has been consistently below 0.01% of the Company's Existing Issued Share Capital and

0.03% of the Shares held by Shareholders other than the Offeror or its Concert Parties as at the Latest Practicable Date (the "Free Float Shares") (Please refer to the next section for more detailed analysis of the liquidity of the Shares).

Given the liquidity of the Shares and the fact that the Offer Price represents a discount of around 10% to the average daily closing price of the Shares over the Twelve Months Period, we are of the view that the discount represented by the Offer Price as analysed above is reasonable in this regard.

Liquidity of the Shares

The following table sets out the trading volume of the Shares during the Twelve Months Period:

	Trading volume	Average daily turnover	Percentage of average daily turnover to the Existing Issued Share Capital	Percentage of average daily turnover to Free Float Shares *(Note)*
	(Shares)	*(Shares)*	*(%)*	*(%)*
2001				
June	536,600	26,830	0.0026	0.0087
July	124,000	6,526	0.0006	0.0021
August	167,000	7,261	0.0007	0.0023
September	633,000	31,650	0.0030	0.0102
October	185,000	9,250	0.0009	0.0030
November	786,400	35,745	0.0034	0.0115
December	16,105,000	847,632	0.0812	0.2738
2002				
January	2,306,800	104,855	0.0100	0.0339
February	14,000	824	0.0001	0.0003
March	142,400	7,120	0.0007	0.0023
April	128,000	6,400	0.0006	0.0021
May	53,000	2,524	0.0002	0.0008
1 June to 24 June	1,400	88	0.0000	0.0000
25 June to 28 June	0	0	0.0000	0.0000
2 July to Latest Practicable Date	84,500	8,450	0.0008	0.0027

Source: *www.hkex.com.hk*

Note: Based on 309,627,883 Free Float Shares as at the Latest Practicable Date.

The chart below illustrates the daily turnover of the Shares during the Twelve Months Period:


Trading volume
Number of Shares
('000)
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Jun-01 Jul-01 Aug-01 Sep-01 Oct-01 Nov-01 Dec-01 Jan-02 Feb-02 Mar-02 Apr-02 May-02 Jun-02 Jul-02
Period

Source: www.hkex.com.hk

During the Twelve Months Period, as shown in the above table, trading of the Shares was extremely thin, ranging from a monthly average daily turnover of around 88 Shares to 847,632 Shares, and representing less than 0.0001% to around 0.0812% of the Company's Existing Issued Share Capital. There have been 113 trading days out of a total of 273 trading days during the Twelve Months Period on which no trading of the Shares was recorded on the Stock Exchange.

There has been exceptionally active trading in the Shares during the period from late December 2001 to around early January 2002. This sporadic increase in the trading volume of the Shares coincided roughly with and occurred after the issue of the Interim Results Announcement by the Company in December 2001. For the six months ended 30 September 2001, the Company recorded an unaudited net profit of around HK$3.81 million, representing an increase of around 9% when compared to the net profit of around HK$3.50 million for the corresponding period in the financial year ended 31 March 2001 (the "Financial Year 2001").

Having reviewed the trading history of the Shares in term of volume over the Twelve Months Period, we are of the view that the lack of liquidity in the Shares trading during the same period should be an important factor in the consideration of the reasonableness and fairness of the Offer Price.

Net tangible asset value

The audited consolidated net tangible asset value ("NTAV") of the Company as at 31 December 2001 (being the date of the last balance sheet of the Company published)

was around HK$362.16 million. This represents around HK$0.347 per Share, based on the Company's Existing Issued Share Capital. The Offer Price of HK$0.25 per Share represents a discount of around 27.95% to the Company's audited NTAV per Share as at 31 December 2001.

Set out below is an analysis of the premium/discount to the closing price of the relevant shares as at 24 June 2002 (being the date immediately preceding the date of Share Purchase Agreement) to NTAV per share for seven Hong Kong companies listed on the main board of the Stock Exchange, the business nature and size of which we consider to be comparable to those of the Company (the "Comparable Companies"). The Comparable Companies are all engaged in the manufacturing of components for electronics products including liquid crystal display, printed circuit boards, resistors, optic fibre cable and/or components for quartz timepieces, with market capitalisation between HK$100 million and HK$400 million (based on the closing price of the relevant shares as quoted on the Stock Exchange on 24 June 2002).

	Year end date as shown in the latest published annual report	Closing price on 24 June 2002	Market capitalisation as at 24 June 2002	NTAV per share as disclosed in the latest annual report *(Note 1)*	Premium/ (discount) to NTAV per share
		(HK$)	*(HK$ million)*	*(HK$)*	*(%)*
Suwa International Holdings Limited	31 March 2001	0.25	117	0.351	(28.75)
Tongda Group Holdings Limited	31 December 2001	0.042	127	0.057	(26.67)
Fu Cheong International Holdings Limited *(Note 2)*	31 December 2001	0.148	178	0.039	275.11
Techcap Holdings Limited	31 March 2001	0.02	230	(0.022)	N.A.
CATIC Shenzhen Holdings Limited *(Note 3)*	31 December 2001	1.26	305	4.738	(73.41)
Datronix Holdings Limited	31 December 2001	1.05	336	0.635	65.24
Omnitech Group Limited	31 December 2001	0.068	365	0.042	60.56
The Company *(Note 4)*	31 December 2001	0.25	282	0.347	(27.95)

Source: the respective annual reports of the Comparable Companies and www.hkex.com.hk

Notes:

1. For consistency purposes, the calculations of the NTAV per share are based on the respective number of issued shares of the Comparable Companies as at 24 June 2002.

2. Based on the pro forma NTAV per share as disclosed in the company's annual report.

3. Amounts were denominated in RMB in the annual report and for the purpose of easy comparison, have been translated into Hong Kong dollars at a rate of HK$1.00 = RMB1.08.

4. Offer Price of HK$0.25 and the audited NTAV per Share of HK$0.347 for the nine months ended 31 December 2001 are used for the purpose of comparison.

As illustrated in the table above, the comparison of the share price of the Comparable Companies to their respective NTAV per share is highly diverged ranging from a discount of around 73.41% to a premium of 275.11%. As the discount to the Company's NTAV per Share represented by the Offer Price is within such range, we consider the discount to be acceptable in this regard.

Recent examples of general cash offers

There have been six mandatory general offers made for companies (the "Offeree Companies") listed on the Stock Exchange (as a result of acquisition of existing shares of the Offeree Companies by the relevant offerors) since January 2002. We have summarised below the offer prices, the prevailing share prices and the NTAV per share of the relevant Offeree Companies:

Company name	Date of initial announcement of the offer	Offer price	Closing price of the shares immediately prior to the announcement of the offer	Premium/ (discount) of the offer price to share price	Latest NTAV extracted from latest published financial statements	Date of latest published financial statements	Discount to NTAV per share
		(HK$)	*(HK$)*	*(%)*	*(HK$)*		*(%)*
Quality Food International Limited	2 January 2002	0.049	0.055	(10.91)	0.087	31 October 2001	(43.68)
China Apollo Holdings Limited	11 January 2002	0.072	0.205	(64.88)	0.350	30 June 2001	(79.43)
Ying Wing Holdings Limited	25 January 2002	0.418	1.100	(62.00)	0.488	30 June 2001	(14.34)
Swank International Manufacturing Company Limited *(Note)*	31 January 2002	0.00623	0.100	(93.77)	(0.462)	30 June 2001	N.A.
Gemzboh Holdings Limited	7 March 2002	0.040	0.155	(74.19)	0.051	30 June 2001	(21.26)
Lee & Man Holdings Limited	29 April 2002	0.215	0.450	(52.22)	0.686	30 September 2001	(68.64)
Median				(63.44)			(43.68)
Mean				(59.66)			(45.47)
The Company	27 June 2002	0.250	0.270	(7.41)	0.347		(27.95)

Note: The company had a net liability as at the date of its latest published financial statement and, therefore, is excluded from the calculations of the median and mean for the discount to NTAV per share represented by the relevant offer piece for the Offeree Companies.

It is noted from the above table that the discount of the Offer Price to the closing price of the Share immediately prior to the Announcement and the NTAV per Share both fall within the range of discounts and below the median and mean of the discounts of the relevant offer price for the Offeree Companies. As such, we consider that the discounts represented by the Offer Price to the last trading price of the Shares prior to the Announcement and the NTAV per Share are acceptable.

Price/earnings multiples

The Offer Price represents a price/earnings multiple of around 31.25 times based on the Group's net profit of around 0.80 cents per Share for the Financial Year 2001. The following table sets out the price/earnings multiple of the Comparable Companies as at 24 June 2002:

	Year end date as shown in the latest published annual report	Share price as at 24 June 2002	Earnings as disclosed in latest published annual report	Historic basic price/ earnings multiple as at 24 June 2002
		HK$	*HK$'000*	*(Note 1)*
Suwa International Holdings Limited *(Note 2)*	31 March 2001	0.375	5,453	N.A.
Tongda Group Holdings Limited	31 December 2001	0.068	(133,287)	4.22
Fu Cheong International Holdings Limited	31 December 2001	1.260	49,018	4.38
Techcap Holdings Limited *(Note 2)*	31 March 2001	0.020	(27,459)	N.A.
CATIC Shenzhen Holdings Limied	31 December 2001	0.148	40,563	6.22
Datronix Holdings Limited	31 December 2001	0.120	(38,976)	15.63
Omnitech Group Limited	31 December 2001	0.042	30,086	N.A.
Median				5.30
Mean				7.61
The Company *(Note 2)*	31 March 2001			31.25

Notes:

1. Those Comparable Companies which were loss-making for their respective last financial year are excluded from the calculations of the median and mean above.

2. The Offer Price of HK$0.25 is used for the purpose of comparison.

The range of price/earnings ratio of the Comparable Companies, being 4.22 times to 15.63 times, is fairly diverged. The Offer Price/earnings multiple of around 31.25 times based on the Group's net profit of around 0.80 cents per Share for the Financial Year 2001 is significantly higher than the respective price/earnings multiples of the Comparable Companies as shown in above table. In this respect, we consider the price/earnings multiple represented by the Offer Price is reasonable.

Dividends

For the Financial Year 2001 and the nine months period ended 31 December 2001, the Group recorded a profit attributable to Shareholders of around HK$5.8 million and HK$5.9 million respectively and did not pay or declare any dividend during such periods. We have reviewed the dividend payment history of the Company and noted that it had not paid or declared any dividend during the Review Period (as defined in the paragraph headed "Financial performance of the Group" in this letter). Accordingly, there is no basis for appraising the fairness and reasonableness of the Offer Price based on the historic dividend yield of the Company.

2. Financial performance of the Group

A summary of the financial information of the Group for the two financial years ended 31 March 2001 (the "Review Period") is set out in Appendix II to the Document. As shown in the financial summary, turnover of the Group decreased from around HK$321 million for the year ended 31 March 2000 (the "Financial Year 2000") to around HK$272 million for the Financial Year 2001. This represents a decline of around 15.3%.

We were informed by the Directors that (i) general shortage of integrated circuits in Taiwan and Russia, being two of the major integrated circuits suppliers to Hong Kong's manufacturers of electronics goods; (ii) the depressed Hong Kong economy as illustrated by the decline in real gross domestic product level as a result of the Asian financial crisis since late 1997; and (iii) fierce competition in the liquid crystal display manufacturing industry as a result of the increase in competitors building factories in the southeast PRC region and hence the related production capacity, have accounted for the significant decline in the turnover of the Group during the Review Period.

Net profits of the Group, however, increased from around HK$4.5 million for the Financial Year 2000 to around HK$5.8 million for the Financial Year 2001, representing a growth rate of around 28.9%. This increase was mainly due to the Group's continuous effort in the reduction of administration expenses through tightening its cost control policy and reduction in staff numbers.

3. **Business of the Group and the future prospect**

During the Review Period, the Group had been principally engaged in the manufacture and sale of liquid crystal display and other electronics components, including printed circuit boards, heat seals and touch panels. Over 90% of the Group's turnover was derived from its liquid crystal display business and the remaining was attributable to the Group's sales of other electronics components (of which contribution to the Company's net profit was not significant) for the Financial Year 2001. During the Nine-month Period 2001, the Group further scaled down its operation of the printed circuit boards division with a view to focus more on the liquid crystal display business. As advised by the Directors, an aggregate provision of around HK$3 million for bad and doubtful debts and write down on property, plant and equipment was made during the period as a result.

As stated in its annual report for the Financial Year 2001, the Group intended to diversify its customer base in order to increase its market share and put more emphasis on the Group's low production cost base, product quality and marketing effort. In order to achieve the target of a more diversified customer base, the Group has started to build up a marketing team for handling customer service during the year ended 31 March 2002 (the "Financial Year 2002").

The Directors expect orders for the Group's products will continue to increase according to the trend in the Group's outstanding orders in the first six months of 2002. The Group has installed a new production line for high-end liquid crystal display products during the Financial Year 2002 with a view to further increase the Group's production capacity by around 20% and improve its product quality.

As disclosed in the Company's annual report for the Financial Year 2001, about 90% of the Group's customers are based in Hong Kong. However, as advised by the Directors, the vast majority of most of the end products of the Group's customers will be exported to other regions such as the United States of America (the "USA") and Europe, being two major export markets of Hong Kong. Recovering from an economic slowdown in 2001, the USA economy started off the year with growth of an annualised rate of 6.1% in terms of gross domestic product in the first quarter of 2002. On the other hand, in April 2002, the European Union suggested that the European economy is also starting to recover in accordance with the spring economic forecasts by the European Commission. Although, the gross domestic product for the Euro zone is anticipated to slow to 1.4% in 2002, the European Commission expects the figures to more than double to 2.9% in 2003.

We have discussed the future prospects of the Group with the Directors, and they are optimistic regarding the Group's performance in the near term based on the outstanding orders on hand as discussed above. Nevertheless, based on the Group's historic financial performance under the Review Period (which has been discussed in detail in the section above), it is noted that the Group's results have been largely affected by its business environment and external factors which were not within its own control. Hence, we are of the

view that to a large extent, the Group's future performance will still depend on the business environment in which it operates and in particular the performance of the economies of the USA and Europe, being the two largest export markets for the end products of the Group's customers, and there is no guarantee that these economies will continue their current trend of improvement in the near future.

4. Intentions of the Offeror

The intentions of the Offeror regarding the Company have been disclosed in the letter from DBS Asia contained in the Document. It should be noted that the Offeror does not intend to change the existing business of the Group or, save for the forthcoming resignation of Messrs. Harry Ling, Ph.D., Chen Chin Tung, Daniel and Wong Kam Wah, make any material changes to the management or employees of the Company and its subsidiaries following the close of the Offer. It is also the intention of the Offeror that the daily operations of the Group will continue to be managed by the existing management. Moreover, it is noted that Messrs. Fang and Li, the beneficial owners of the Offeror both joined the Group and have been involved in its management for more than six years.

Given the above, we are of the view that the future prospects of the Group will not be adversely affected by the resignation of Messrs. Harry Ling, Ph.D., Chen Chin Tung, Daniel and Wong Kam Wah being the board representatives of the Vendor in the Company following the close of the Offer.

Nevertheless, Independent Shareholders are advised to consider the track record of the Company under the existing management of the Company in making their decisions in accepting the Offer or not. Details of the historical financial information of the Company are set out in Appendix II to the Document.

RECOMMENDATION

Despite the fact that the Offer Price represents a discount of around 27.95% to the last audited NTAV per Share of HK$0.347 as at 31 December 2001 and a discount of around 10.07% to the average daily closing price of around HK$0.278 per Share over the Twelve Months Period, having considered the principal factors discussed above, in particular:

1. trading of the Shares has been very illiquid during the Twelve Months Period;

2. that the discount of the Offer Price to the last trading price prior to the Announcement is significantly lower than the respective discount to the last trading price of the relevant shares prior to the initial offer announcement represented by the general cash offers for all the Offeree Companies; and

3. that the Offer will be payable in cash.

we are of the view that the terms of the Offer are fair and reasonable so far as the Independent Shareholders are concerned and advise the Independent Board Committee to recommend the Independent Shareholders to accept the Offer.

Independent Shareholders should note that the Offer Price represents a discount of around 36.71% to the closing price of the Shares at as the Latest Practicable Date. Should the market price of the Shares continue to exceed the Offer Price during the Offer period, and the sales proceeds, net of transactions costs, exceeds the amount receivable from the Offer, Independent Shareholders should consider selling their Shares in the market instead of accepting the Offer. Independent Shareholders should also note that the trading volume of the Shares has been generally thin during the Twelve Months Period. Accordingly, the Offer provides an opportunity for the Independent Shareholders to dispose of their shareholding in the Company. Shareholders who are interested in the business of the Group and are confident of its future prospects, however, may consider retaining some or all of their Shares.

Independent Shareholders should read carefully the procedures for accepting the Offer as detailed in the letter from the Offeror and are strongly advised that the decision to realise or to retain their investment in the Shares is subject to individual circumstances and investment objectives.

Yours faithfully,
For and on behalf of
Quam Capital Limited

Adrian J. Bradbury — *Director*

Karen C. Wong — *Director*

1. PROCEDURE FOR ACCEPTANCE

(a) If the Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) in respect of your Shares is/are in your name, and you wish to accept the Offer, you must send the Form of Acceptance duly completed together with the relevant Share certificate(s) and/or transfer receipt(s) and/or other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) to the Registrar, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong.

(b) If the Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) in respect of your Shares is/are in the name of a nominee company or some name other than your own, and you wish to accept the Offer, you must either:

(i) lodge your Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) with the nominee company, or other nominee, with instructions authorising it to accept the Offer, on your behalf and requesting it to deliver the Form of Acceptance duly completed together with the relevant Share certificate(s) and/or transfer receipt(s) and/or other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) to the Registrar; or

(ii) arrange for the Shares to be registered in your name by the Company through the Registrar and send the Form of Acceptance duly completed together with the relevant Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) to the Registrar.

(c) If you have lodged transfer(s) of Shares for registration in your name and have not yet received your Share certificate(s) and you wish to accept the Offer, you should nevertheless complete the Form of Acceptance and deliver it to the Registrar together with the transfer receipt(s) duly signed by yourself. Such action will be deemed to be an authority to the Offeror or its agent(s) to collect from the Company or the Registrar, on your behalf, the relevant Share certificate(s) when issued and to deliver such certificate(s) to the Registrar and to authorise and instruct the Registrar to hold such certificate(s), subject to the terms of the Offer, as if it was/they were delivered to the Registrar with the Form of Acceptance.

(d) If the Share certificate(s) and/or, transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) is/ are not readily available and/or is/are lost and you wish to accept the Offer, the Form of Acceptance should nevertheless be completed and delivered to the Registrar and the relevant Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) should be forwarded to the Registrar as soon as possible thereafter. If you have lost your Share certificate(s), you should also write to the Registrar for a form of letter of indemnity which, when completed in accordance with the instructions given, should be returned to the Registrar.

(e) Acceptance of the Offer may, at the discretion of the Offeror, be treated as valid in whole or in part even if not entirely in order or accompanied by the relevant Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) but, in such cases, the consideration will not be despatched until the relevant Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/ or a satisfactory indemnity or indemnities in respect thereof) has/have been received by the Registrar. Acceptance will be subject to validation and stamping before the consideration payable in respect thereof will be despatched to the persons entitled to it provided that the consideration shall be despatched no later than the tenth day after the date on which all the relevant documents are received by the Registrar to render acceptance of the Offer complete and valid.

(f) No acknowledgement of receipt for any Form(s) of Acceptance, Share certificate(s), transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) will be given.

2. ACCEPTANCE PERIOD AND REVISIONS

(a) The Offeror reserves the right, subject to the Takeovers Code, to extend the Offer after the despatch of this document or to revise them, either in their respective terms and conditions or in the value or nature of the consideration offered or otherwise.

(b) Unless the Offer has previously been extended or revised, the Offer will close on the Closing Date.

(c) If the Offer is extended or revised, the announcement of such extension or revision will state the next closing date. If the Offer is extended or revised, it will remain open for acceptance for a period of not less than 14 days following the date on which the revised offer document is posted to the Shareholders and, unless previously extended or revised shall be closed on the subsequent closing date.

The benefit of any revision of the Offer will be available to all Shareholders including those who have previously accepted the Offer. The execution by or on behalf of any Shareholder or who has previously accepted the Offer, as the case may be, of any Form of Acceptance shall be deemed to constitute acceptance of the revised Offer, unless such holder becomes entitled to withdraw his or her acceptance and duly does so.

(d) In order to be valid, acceptance must be received by (i) the Registrar in respect of the Offer, in accordance with the instructions printed on the Form(s) of Acceptance by 4:00 p.m. on the Closing Date, unless the Offer is extended or revised.

(e) The Offeror may introduce new conditions to be attached to any revision to the Offer, or any subsequent revision thereof but only to the extent necessary to implement the revised Offer and subject to the consent of the Executive.

(f) If the Closing Date of the Offer is extended, any reference in this document and in the Form of Acceptance to the Closing Date shall, except where the context otherwise requires, be deemed to refer to the closing date of the Offer as so extended.

3. ANNOUNCEMENTS

By 6:00 p.m. on the Closing Date, or such later time as the Executive may agree, the Offeror shall inform the Executive and the Stock Exchange of its intentions in relation to the revision, extension or expiry of the Offer. The Offeror shall publish a teletext announcement by 7:00 p.m. on the Closing Date stating whether the Offer has been revised, extended or has expired. The announcement shall also be published in accordance with Rule 12.2 of the Takeovers Code on the next business day thereafter and shall state the total number of Shares in the Company:

- for which acceptance of the Offer have been received;

- held, controlled or directed by the Offeror or persons acting in concert with it before the Offer Period; and

- acquired or agreed to be acquired during the Offer Period by the Offeror or any parties acting in concert with it.

The announcement shall include the details of voting rights, rights over shares, derivatives and arrangements as required by Rule 3.5(c), (d) and (f) of the Takeovers Code. The announcement shall also specify the percentages of the relevant classes of share capital, and the percentages of voting rights, represented by these numbers.

In computing the number of Shares represented by acceptances, there may be included or excluded, for announcement purposes, acceptances which are not in all respects in order or are subject to verification. The number of these acceptances will be separately stated.

As required under the Takeovers Code and the Listing Rules, all announcements in relation to the Offer in respect of which the Executive and (if applicable) the Stock Exchange have confirmed that they have no further comments, must be published as a paid announcement in at least one leading English language newspaper and one leading Chinese language newspaper, being in each case a newspaper which is published daily and circulating generally in Hong Kong.

4. RIGHT OF WITHDRAWAL

(a) Acceptance to the Offer tendered by Shareholders shall be irrevocable and cannot be withdrawn, except in the circumstances set out in (b) below.

(b) If the Offeror is unable to comply with the requirements set out in paragraph 3 of this appendix, the Executive may require that the accepting Shareholders be granted a right of withdrawal on terms acceptable to the Executive until the requirements set out in that paragraph are met.

5. OFFER SHARES

The Shares acquired under the Offer will be free from all claims, equities, liens, charges, encumbrances, rights of pre-emption and any other third party rights of any nature and together with all rights attaching to them, including in respect of the Shares the right to receive in full all dividends and other distributions, if any, declared, made or paid on or after the date of acceptance.

6. OVERSEAS SHAREHOLDERS

The making of the Offer to Overseas Shareholders may be prohibited or affected by the laws of the relevant jurisdictions. Overseas Shareholders should inform themselves about and observe any and all applicable legal requirements. It is the responsibility of each Overseas Shareholder wishing to accept the Offer to satisfy himself/herself as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required and the compliance with other necessary formalities or legal requirements. Any such Overseas Shareholder will be responsible for any such transfer or other taxes by whomsoever payable and the Offeror, DBS Asia and any person acting on their behalf shall be entitled to be fully indemnified and held harmless by such Overseas Shareholder for any such transfer or other taxes as such person be required to pay. Acceptance of the Offer by any such person will constitute a warranty by such person that such person is permitted under all applicable laws to receive and accept the Offer, and any revision thereof, and such acceptance shall be valid and binding in accordance with all applicable laws.

7. FORM OF ACCEPTANCE

Each Shareholder by whom, or on whose behalf, a Form of Acceptance is executed irrevocably undertakes, represents, warrants and agrees to and with the Offeror and DBS Asia, so as to bind him or her, his or her personal representatives, heirs, successors and assigns, to the following effect:

(a) that the execution of the relevant Form of Acceptance whether or not any boxes are completed shall constitute:

(i) an acceptance of the Offer in respect of the number of Shares in the Company inserted or deemed to be inserted in such form on and subject to the terms and conditions set out or referred to in this document and in such form and that, subject only to the rights of withdrawal set out or referred to in paragraph 4 of this appendix, each such acceptance and election shall be irrevocable; and

(ii) an undertaking to execute any further documents, take any further actions and give any further assurances which may be required in connection with the foregoing including, without limitation, to secure the transfer of the Shares in respect of which he or she has accepted or is deemed to have accepted the Offer to the Offeror and in respect of the Shares the benefit of all dividends and distributions paid, made or declared on or after the date of acceptance;

(b) the Shares acquired under the Offer are sold by such person or persons free from all claims, equities, liens, charges, encumbrances, rights of preemption and any other third party rights of any nature and together with all rights attaching to them, including in respect of the Shares the right to receive in full all dividends and other distributions, if any, declared, made or paid after the date of acceptance;

(c) if such accepting Shareholder is an Overseas Shareholder, that he or she has observed the laws of all relevant territories, obtained any and all requisite governmental or other consents, complied with all requisite formalities and paid any and all transfer or other taxes due from him or her in connection with such acceptance in any territory, that he or she has not taken or omitted to take any action which will or may result in the Offeror, DBS Asia or any other person acting or being in breach of the legal or regulatory requirements of any territory in connection with the Offer or his or her acceptance thereof and he or she is permitted under all applicable laws to receive and accept the Offer and that such acceptance is valid and binding in accordance with all applicable laws;

(d) that such Shareholder will deliver or procure the delivery to the Registrar at the address referred to in paragraph 1(a) of this appendix of his or her Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title and/or any satisfactory indemnity or indemnities in respect thereof in respect of all Shares held by him or her in respect of which the Offer has been accepted or is deemed to have been accepted and not validly withdrawn, or an indemnity acceptable to the Offeror in lieu thereof, as soon as possible;

(e) that the execution of the Form of Acceptance and delivery of the Form of Acceptance to the Registrar constitutes a separate and irrevocable authority and request to the Offeror to procure the despatch by post of a cheque in respect of any cash payment in connection with the Offer, at the risk of such Shareholder, to the person or agent whose name and address is set out in the Form of Acceptance or, if none is set out, to the first-named or the sole registered holder of the relevant Shares at his or her registered address;

(f) that the terms and conditions of the Offer contained in this document shall be incorporated in and form part of the Form of Acceptance, which shall be read and construed accordingly;

(g) that in relation to the Offer, he or she will do all such acts and things as shall be necessary or expedient to vest in the Offeror, or its nominees or such other person as it may decide, the Shares to which such acceptance relates;

(h) that he or she submits, in relation to all matters arising out of the Offer and the Form of Acceptance, to the jurisdiction of the courts of Hong Kong;

(i) acceptance of the Offer by any nominee will be deemed to constitute a warranty by such nominee to the Offeror that the number of Shares indicated in the Form of Acceptance is the aggregate number of Shares held by such nominee for such beneficial owners who are accepting the Offer;

(j) the Offer and all acceptances thereof, the Form of Acceptance and all contracts made pursuant to the Offer, and all action taken or made or deemed to be taken or made pursuant to these terms are governed by and shall be construed in accordance with the laws of Hong Kong. Execution of a Form of Acceptance by or on behalf of the relevant Shareholder will constitute such holders' submission in relation to all matters arising out of the Offer and the Form of Acceptance to the jurisdiction of the courts of Hong Kong and the holders' agreement that nothing shall limit the right of the Offeror or DBS Asia to bring an action, suit or proceeding arising out of or in connection with the creation, validity, effect, interpretation or performance of the legal relations established in relation to the Offer and the Form of Acceptance in any other manner permitted by law or in any court of competent jurisdiction;

(k) in relation to any acceptance of the Offer in respect of a holding of Shares which is in uncertificated form, the Offeror reserves the right to make such alterations, additions or modifications as may be necessary or desirable to give effect to any purported acceptance of the Offer whether in order to comply with the facilities or requirements of CCASS or otherwise, provided such alterations, additions or modifications are consistent with the requirements of the Takeovers Code or are otherwise made with the consent of the Executive;

(l) words and expressions defined in this document shall have the same meanings when used in the Form of Acceptance and the terms, provisions, instructions and authorities contained in or deemed to be contained in the Form of Acceptance constitute part of the terms of the Offer. The provisions of this appendix shall be deemed to be incorporated into the Form of Acceptance; and

(m) due execution of the Form of Acceptance in respect of the Offer will constitute an authority to the Offeror, DBS Asia, the directors of the Offeror or any director of DBS Asia or their respective agents to complete and execute on behalf of the Shareholders who accept the Offer, the Form of Acceptance and any document and, in relation to the Offer, to do any other act that may be necessary or expedient for the purpose of vesting in the Offeror, or such person or persons as the Offeror shall direct, the Shares which are the subject of such acceptance.

8. GENERAL

(a) All communications, notices, Form of Acceptance, certificates, transfer receipts and other documents of title or of indemnity or of any other nature to be delivered by or sent to or from the Shareholders will be delivered by or sent to or from them, or their designated agents, at their own risk, and none of the Offeror, DBS Asia nor the Registrar accepts any liability for any loss or any other liabilities whatsoever which may arise as a result.

(b) The provisions set out in the Form of Acceptance form part of the terms of the Offer.

(c) Notwithstanding any other provision in this appendix, the Offeror and DBS Asia reserve the right to treat acceptances as valid if received by or on behalf of either of them at any place or places or in any manner determined by either of them otherwise than as set out in this document or in the Form of Acceptance.

(d) The English text of this document and of the Form of Acceptance shall prevail over the Chinese text.

(e) The accidental omission to despatch this document and, or the Form of Acceptance or any of them to any person to whom either of the Offer are made will not invalidate the Offer in any way. The deliberate omission, if any, to despatch this document and, or the Form of Acceptance will not invalidate the Offer in any way.

(f) If, in the course of the Offer, the Offeror revises the terms of the Offer, all Shareholders, whether or not they have already accepted the Offer, will be entitled to the revised terms. The revised Offer must be kept open for at least 14 days following the date on which the revised Offer document is posted.

(g) Settlement of the consideration to which any Shareholder is entitled under the Offer will be implemented in full in accordance with the terms of the Offer without regard to any lien, right of set-off, counterclaim or other analogous right to which the Offeror may otherwise be, or claim to be, entitled against such Shareholder.

1. SHARE CAPITAL OF THE COMPANY

(a) Authorised and issued share capital

The authorised and issued share capital of the Company as at the Latest Practicable Date were as follows:

Authorised:

2,000,000,000	ordinary shares of HK$0.20 each	HK$400,000,000

Issued and fully paid up.

1,043,563,171	ordinary shares of HK$0.20 each	HK$208,712,634

25,184,880 Shares have been issued since 31 March 2001 being the end of the last audited financial year of the Company and up to the Latest Practicable Date. All the issued Shares rank pari passu in all respects including as to dividends, voting rights and capital.

(b) Listing

The Shares are listed and traded on the Stock Exchange. No part of the issued share capital of the Company is listed or dealt in, nor is any listing of or permission to deal in the Shares being or proposed to be sought on, any other stock exchange.

2. FINANCIAL INFORMATION

(A) Summary of audited financial results for the three years ended 31 March 2001

The following is a summary of the audited combined results for the three years ended 31 March 2001 of the Group extracted from its audited consolidated financial statements:

	2001	2000	1999
	HK$'000	*HK$'000*	*HK$'000*
Turnover	272,401	321,226	265,327
Profit/(loss) before taxation	5,812	4,635	(23,665)
Taxation	(8)	(139)	(9)
Profit/(loss) attributable to shareholders	5,804	4,496	(23,673)
Dividends	–	–	–
Earnings (Loss) per share (HK cent(s))			
– Basic	0.80	0.71	(9.09)
– Diluted	0.77	0.68	N/A

(B) Summary of audited financial results for the two years ended 31 March 2001

The audited consolidated income statements of the Group for each of the two years ended 31 March 2001, the audited consolidated balance sheets of the Group as at 31 March 2001 and 2000 and the audited consolidated cash flow statements of the Group for the two years ended 31 March 2001 have been extracted from the audited consolidated financial statements of the Company for the year ended 31 March 2001 and set out below.

The auditors of the Company, Deloitte Touche Tohmatsu, were of the view that the financial statements gave a true and fair view of the state of affairs of the Company and the Group for each of the two years ended 31 March 2001.

CONSOLIDATED INCOME STATEMENT

	Notes	2001 HK$'000	2000 HK$'000
Turnover	3	272,401	321,226
Cost of sales		(234,496)	(279,602)
Gross profit		37,905	41,624
Other revenue		6,520	6,849
Distribution costs		(4,870)	(5,874)
Administrative expenses		(33,513)	(36,912)
Profit from operations	4	6,042	5,687
Loss on disposal of a subsidiary		(6)	–
Finance costs	5	(224)	(1,052)
Profit before taxation		5,812	4,635
Taxation	8	(8)	(139)
Net profit for the year	9	5,804	4,496
Earnings per share	10		
Basic		0.80 cents	0.71 cents
Diluted		0.77 cents	0.68 cents

There were no recognised gains or losses other than the net profit for the year.

CONSOLIDATED BALANCE SHEET

	Notes	2001 HK$'000	2000 HK$'000
Non-current assets			
Property, plant and equipment	*11*	87,038	54,065
Club membership debentures	*13*	1,959	1,959
		88,997	56,024
Current assets			
Inventories	*14*	94,039	80,450
Trade and other receivables	*15*	62,378	89,565
Bank balances and cash		167,148	25,775
		323,565	195,790
Current liabilities			
Trade and other payables	*16*	54,934	46,269
Bills payable	*17*	2,894	5,210
Tax liabilities		193	265
Bank borrowings, unsecured	*18*	3,294	–
		61,315	51,744
Net current assets		262,250	144,046
		351,247	200,070
Capital and reserves			
Share capital	*19*	203,676	128,098
Reserves	*21*	147,571	71,972
		351,247	200,070

BALANCE SHEET

	Notes	2001 HK$'000	2000 HK$'000
Non-current assets			
Interests in subsidiaries	12	349,536	199,509
Current assets			
Deposits and prepayments		767	113
Bank balances and cash		35	18
		802	131
Current liabilities			
Other payables and accrued charges		349	2,766
Amounts due to subsidiaries		286	286
		635	3,052
Net current assets (liabilities)		167	(2,921)
		349,703	196,588
Capital and reserves			
Share capital	19	203,676	128,098
Reserves	21	146,027	68,490
		349,703	196,588

CONSOLIDATED CASH FLOW STATEMENT

	Notes	2001 HK$'000	2000 HK$'000
Net cash inflow (outflow) from operating activities	23	15,737	(13,900)
Returns on investments and servicing of finance			
Interest paid		(211)	(1,476)
Interest received		1,600	3,606
Net cash inflow from returns on investments and servicing of finance		1,389	2,130
Taxation			
Hong Kong Profits Tax paid		(8)	(8)
Taxation paid outside Hong Kong		(57)	(82)
Cash outflow from taxation		(65)	(90)
Investing activities			
Purchase of property, plant and equipment		(24,370)	(5,167)
Deposit paid for machinery under installation		–	(10,036)
Proceeds from disposal of property, plant and equipment		14	12,361
Proceeds from disposal of a subsidiary	25	1	–
Net cash outflow from investing activities		(24,355)	(2,842)
Net cash outflow before financing		(7,294)	(14,702)

	Notes	2001 HK$'000	2000 HK$'000
Financing	24		
Proceeds from issue of shares		145,578	1,978
Expenditure incurred on issue of shares		(205)	–
Repayment of bank loans		–	(70,807)
Net cash inflow (outflow) from financing		145,373	(68,829)
Increase (decrease) in cash and cash equivalents		138,079	(83,531)
Cash and cash equivalents at beginning of the year		25,775	109,306
Cash and cash equivalents at end of the year		163,854	25,775
Analysis of the balances of cash and cash equivalents			
Bank balances and cash		167,148	25,775
Short-term bank loans		(2,183)	–
Trust receipt loans		(1,111)	–
		163,854	25,775

NOTES TO THE FINANCIAL STATEMENTS

1. General

The Company was incorporated in Bermuda on 8th June, 1993 as an exempted company with limited liability and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The principal activities of the Group are the manufacture and sale of liquid crystal displays and printed circuit boards.

2. Significant Accounting Policies

The financial statements have been prepared under the historical cost convention.

The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries, made up to 31st March each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group have been eliminated on consolidation.

Goodwill

Goodwill arising on consolidation which represents the excess of the purchase consideration over the fair value ascribed to the separable net assets at the date of acquisition of a subsidiary, is written off to reserves immediately on acquisition. Negative goodwill, which represents the excess of the fair value ascribed to the separable net assets at the date of acquisition over the purchase consideration, is credited to reserves.

On disposal of a subsidiary, the attributable amount of goodwill or negative goodwill previously eliminated against or credited to reserves is included in the determination of the profit or loss on disposal of the subsidiary.

Interests in subsidiaries

A subsidiary is an enterprise in which the Company, directly or indirectly, holds more than half of the issued share or registered capital, or controls more than half of the voting power, or where the Company controls the composition of its board of directors or equivalent governing body.

Investments in subsidiaries are included in the Company's balance sheet at cost, as reduced by any decline in the value of the subsidiary that is other than temporary. Results of subsidiaries are accounted for by the Company on the basis of dividends received or receivable during the year.

Revenue recognition

Sale of goods is recognised when goods are delivered and title has passed.

Interest income from bank deposits is accrued on a time basis by reference to the principal outstanding and at the interest rate applicable.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost, which comprises all costs of purchase and, where applicable, costs of conversion and other costs that have been incurred in bringing the inventories to their present location and condition, is calculated using the first-in, first-out method. Net realisable value represents the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Taxation

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognised in the financial statements. The tax effect of timing differences, computed using the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or an asset will crystallise in the foreseeable future.

Property, plant and equipment

Property, plant and equipment are stated at cost less depreciation or amortisation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use. Expenditure incurred after the assets have been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the assets, the expenditure is capitalised as an additional cost of the asset.

The gain or loss arising from disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

Where the recoverable amount of an asset has declined below its carrying amount, the carrying amount is reduced to reflect the decline in value. In determining the recoverable amount of assets, expected future cash flows are not discounted to their present values.

Depreciation and amortisation are provided to write off the cost of property, plant and equipment over their estimated useful lives, using the straight line method, at the following rates per annum:

Leasehold land	Over the term of the lease
Buildings	Over the estimated useful lives of 20 years
Furniture and fixtures	10 - 25%
Office equipment	15 - 25%
Plant and machinery	10 - 15%
Motor vehicles	10 - 20%

No provision for depreciation is made on machinery under installation until such time as the relevant asset is completed and put into use.

Club debentures

Club debentures which are held for long-term purpose, are measured at cost, as reduced by any impairment loss that is other than temporary.

Operating leases

Rentals payable under operating leases are charged to the income statement on a straight line basis over the term of the relevant lease.

Foreign currencies

Transactions in foreign currencies are translated at the rates ruling on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are re-translated at the rates ruling on the balance sheet date. Profits and losses arising on exchange are dealt with in the income statement.

On consolidation, the financial statements of the overseas subsidiaries are translated using the temporal method as the operations of the overseas subsidiaries are dependent on the economic circumstances of the Company's reporting currency. Exchange differences arising on consolidation are dealt with in the income statement.

Cash equivalents

Cash equivalents represent short-term, highly liquid investments which are readily convertible into known amounts of cash and which were within three months of maturity when acquired; less advances from banks repayable within three months from the date of the advance.

Retirement benefit scheme contributions

The retirement benefit scheme contributions charged in the income statement represent the amount of contributions payable to the Group's defined contribution scheme/mandatory and voluntary provident fund scheme.

3. Turnover

Turnover represents the net amounts received and receivable for goods sold during the year.

Over 90 per cent. of the Group's turnover and contribution to profit from operations, are derived from sales to customers based in Hong Kong.

Sale of liquid crystal displays accounts for over 90 per cent. of the Group's turnover.

4. Profit from Operations

	2001	**2000**
	HK$'000	*HK$'000*
Profit from operations has been arrived at after charging (crediting):		
Auditors' remuneration	480	480
Depreciation and amortisation	16,025	17,486
Net loss (gain) on disposal of property, plant and equipment	5	(2,529)
Operating lease rentals in respect of rented premises	2,657	3,061
Staff costs, including directors' emoluments	43,134	50,514
Interest income	(2,158)	(3,013)

5. Finance Costs

	2001	**2000**
	HK$'000	*HK$'000*
Interest on bank borrowings wholly repayable within five years	224	1,052

6. Directors' Emoluments

	2001 *HK$'000*	2000 *HK$'000*
Directors' fees	200	200
Other emoluments:		
Salaries and other benefits	3,549	3,404
Retirement benefit scheme contributions	129	98
Total emoluments	3,878	3,702

The directors' fees disclosed above were paid or payable to independent non-executive directors.

Emoluments of the directors were within the following bands:

	Number of directors	
	2001	**2000**
Nil to HK$1,000,000	3	3
HK$1,000,001 to HK$1,500,000	1	2
HK$1,500,001 to HK$2,000,000	1	–

7. Employees' Emoluments

Of the five individuals with the highest emoluments in the Group, three (2000: two) were directors of the Company whose emoluments are included in note 6 above. The emoluments of the remaining two (2000: three) individuals were as follows:

	2001 *HK$'000*	2000 *HK$'000*
Salaries and other benefits	1,966	2,641
Retirement benefit scheme contributions	49	45
	2,015	2,686

Their emoluments were within the following bands:

	Number of Employees	
	2001	**2000**
Nil to HK$1,000,000	1	3
HK$1,000,001 to HK$1,500,000	1	–

8. Taxation

	2001	2000
	HK$'000	*HK$'000*
The charge comprises:		
Hong Kong Profits Tax		
Current year	7	7
Under(over)provision in respect of prior years	1	(7)
	8	–
Taxation outside Hong Kong	–	139
	8	139

Hong Kong Profits Tax is calculated at 16% of the estimated assessable profit for the year.

Taxation outside Hong Kong is calculated at the rates prevailing in the respective jurisdictions.

Details of unprovided deferred taxation are set out in note 22.

9. **Net Profit for the Year**

Of the Group's profit for the year of approximately HK$5,804,000 (2000: HK$4,496,000), a profit of approximately HK$7,742,000 (2000: HK$11,949,000) has been dealt with in the financial statements of the Company.

10. **Earnings per Share**

The calculation of the basic and diluted earnings per share is based on the following data:

	2001	2000
	HK$'000	*HK$'000*
Earnings for the purposes of basic and diluted earnings per share	5,804	4,496
Weighted average number of ordinary shares for the purposes of basic earnings per share	726,743,188	635,410,210
Effect of dilutive share options	24,881,839	22,988,450
Weighted average number of ordinary shares for the purposes of diluted earnings per share	751,625,027	658,398,660

11. Property, Plant and Equipment

	Leasehold land and buildings	Furniture and fixtures	Office equipment	Plant and machinery	Motor vehicles	Machinery under installation	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
THE GROUP							
COST							
At 1st April, 2000	4,122	14,318	3,036	130,620	3,721	–	155,817
Additions	7,860	1,444	333	5,472	1,132	32,776	49,017
Disposals	–	(17)	(80)	(114)	(440)	–	(651)
At 31st March, 2001	11,982	15,745	3,289	135,978	4,413	32,776	204,183
DEPRECIATION AND AMORTISATION							
At 1st April, 2000	460	11,095	1,710	86,020	2,467	–	101,752
Provided for the year	291	1,148	370	13,712	504	–	16,025
Eliminated on disposals	–	(17)	(70)	(112)	(433)	–	(632)
At 31st March, 2001	751	12,226	2,010	99,620	2,538	–	117,145
NET BOOK VALUES							
At 31st March, 2001	11,231	3,519	1,279	36,358	1,875	32,776	87,038
At 31st March, 2000	3,662	3,223	1,326	44,600	1,254	–	54,065

The net book value of leasehold land and buildings shown above comprises:

	2001	2000
	HK$'000	*HK$'000*
Land in Hong Kong		
Long lease	2,398	2,432
Medium-term lease	611	624
Land outside Hong Kong		
Long lease	461	606
Medium-term lease	7,761	–
	11,231	3,662

12. Interests in Subsidiaries

	The Company	
	2001	2000
	HK$'000	*HK$'000*
Unlisted shares	83,384	83,384
Amounts due from subsidiaries	612,442	472,800
	695,826	556,184
Less: Provision	(346,290)	(356,675)
	349,536	199,509

The value of the unlisted shares is based on the book values of the underlying separable net assets of the subsidiaries attributable to the Group as at the date on which the Company became the holding company of the Group.

Details of the Company's principal subsidiaries at 31st March, 2001 are as follows:

Name of subsidiary	Place of incorporation or registration/ operations	Issued and fully paid up share/registered capital	Percentage of nominal value of issued/ registered capital held by the Company	Principal activities
Dongguan Yeedu Semiconductor Co., Ltd.	People's Republic of China ("PRC")	US$1,496,000 registered capital	85% *(note)*	Manufacture of liquid crystal displays
Jiangmen Yeebo P.C.B. Ltd.	PRC	HK$22,574,000 registered capital	83.2% *(note)*	Manufacture of printed circuit boards
Jiangmen Yeebo Semiconductor Co., Ltd.	PRC	US$9,307,000 registered capital	80% *(note)*	Manufacture of liquid crystal displays
LCD Industries Limited	British Virgin Islands/ PRC	US$1	100%	Trading of liquid crystal displays and printed circuit boards
Yeebo (B.V.I.) Limited	British Virgin Islands	US$8,100	100%	Investment holding
Yeebo LCD Limited	Hong Kong	HK$10,000	100%	Development and trading of liquid crystal displays
Yeebo Manufacturing Limited	Hong Kong	HK$10,000	100%	Trading of printed circuit boards

Note: Dongguan Yeedu Semiconductor Co., Ltd., Jiangmen Yeebo P.C.B. Ltd. and Jiangmen Yeebo Semiconductor Co., Ltd. were established by the Group with three separate parties in the PRC. Under the respective subcontracting agreements, the Group is responsible for all of their assets and liabilities and is entitled to all of the net results of their operations after the payment of fixed amounts to the relevant PRC parties each year during the terms of the respective joint ventures. The Group therefore effectively has a 100% attributable economic interest in these subsidiaries.

The above table only includes those subsidiaries which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of all subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

All the above subsidiaries are owned indirectly by the Company except for Yeebo (B.V.I.) Limited.

None of the subsidiaries had any loan capital outstanding at the end of the year or at any time during the year.

13. Club Membership Debentures

	The Group 2001 and 2000 HK$'000
At cost	2,659
Impairment loss	(700)
	1,959

14. Inventories

	The Group 2001 HK$'000	2000 HK$'000
Raw materials	81,049	69,066
Work in progress	2,233	4,151
Finished goods	10,757	7,233
	94,039	80,450

Included above are raw materials of approximately HK$8,855,000 (2000: HK$8,932,000) which are carried at net realisable value.

During the year, as a result of tightening control on inventories, certain slow-moving goods identified in the previous year were used and sold. Provisions made in prior years against the carrying value of raw materials of approximately HK$3,324,000 (2000: HK$918,000) have been reversed.

15. Trade and Other Receivables

The Group allows an average credit period of 30 - 90 days to its trade customers.

The following is an aged analysis of trade receivables at the balance sheet date:

	The Group 2001 HK$'000	2000 HK$'000
0 - 30 days	23,461	26,432
31 - 60 days	16,895	16,981
61 - 90 days	9,009	18,798
91 - 120 days	8,369	6,042
Over 120 days	1,185	660
	58,919	68,913
Other receivables, deposits and prepayments	3,459	20,652
	62,378	89,565

16. Trade and Other Payables

The following is an aged analysis of trade payables at the balance sheet date:

	The Group	
	2001	2000
	HK$'000	*HK$'000*
0 - 30 days	4,403	12,839
31 - 60 days	3,728	3,541
61 - 90 days	2,706	4,893
91 - 120 days	5,602	2,122
Over 120 days	7,681	1,454
	24,120	24,849
Other payables and accrued charges	30,814	21,420
	54,934	46,269

17. Bills Payable

The following is an aged analysis of bills payable at the balance sheet date:

	The Group	
	2001	2000
	HK$'000	*HK$'000*
0 - 30 days	2,164	1,312
31 - 60 days	730	2,546
61 - 90 days	–	1,352
	2,894	5,210

18. Bank Borrowings, Unsecured

	The Group	
	2001	2000
	HK$'000	*HK$'000*
Short-term bank loans	2,183	–
Trust receipt loans	1,111	–
	3,294	–

19. Share Capital

	Number of shares '000	Amount HK$'000
Ordinary shares of HK$0.20 each		
Authorised:		
At beginning and end of the year	2,000,000	400,000
Issued and fully paid:		
At 1st April, 1999	630,601	126,120
Issue of shares *(Note a)*	9,889	1,978
At 31st March, 2000	640,490	128,098
Issue of shares *(Note b)*	377,889	75,578
At 31st March, 2001	1,018,379	203,676

Notes:

(a) During the year ended 31st March, 2000, the Company issued and allotted an aggregate of 9,888,660 ordinary shares of HK$0.20 each in the Company for cash at HK$0.20 per share as a result of the exercise of the Company's options. The shares issued rank pari passu in all respects with the then existing shares of the Company.

(b) On 5th January, 2001, the Company entered into a subscription agreement with Cando Corporation ("Cando") pursuant to which the Company placed 350,000,000 ordinary shares of HK$0.20 each in the capital of the Company to Cando at a cash consideration price of HK$0.40 per share. On 12th February, 2001, 350,000,000 new shares were allotted and issued. The shares issued rank pari passu in all respects with the then existing shares of the Company. The net proceeds of approximately HK$140 million is for upgrading the existing production facilities of, and to provide general working capital to, the Group.

In addition, the Company issued and allotted an aggregate of 27,888,660 ordinary shares of HK$0.20 each in the Company for cash at HK$0.20 per share as a result of the exercise of the Company's options during the year. The shares issued rank pari passu in all respects with the then existing shares of the Company.

20. Share Options

Pursuant to a share option scheme adopted on 9th August, 1993, the Company may grant options to eligible employees, including executive directors, of the Company or any of its subsidiaries to subscribe for shares in the Company at a price equal to the higher of the nominal value of a share and 80% of the average closing prices of the shares on the Stock Exchange on the five trading days immediately preceding the date of grant of the options. The maximum number of shares in respect of which options may be granted under the share option scheme shall not exceed 10% of the issued share capital of the Company from time to time.

A summary of the movements of the share options, exercisable between 4th October, 1999 and 4th October, 2002 (both dates inclusive) with an exercise price of HK$0.20 per share, during the year is as follows:

Date granted	Balance at 1.4.2000	Exercised during the year	Balance at 31.3.2001
4th October, 1999	53,073,540	27,888,660	25,184,880

No share option was granted during the year.

21. Reserves

	Share premium	Capital reserve	Contributed surplus	Capital redemption reserve	Retained (deficit) profit	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
THE GROUP						
At 1st April, 1999	77,508	2,125	–	1,347	(13,504)	67,476
Profit for the year	–	–	–	–	4,496	4,496
At 31st March, 2000	77,508	2,125	–	1,347	(9,008)	71,972
Premium arising on issue of shares	70,000	–	–	–	–	70,000
Expenditure incurred on issue of shares	(205)	–	–	–	–	(205)
Profit for the year	–	–	–	–	5,804	5,804
At 31st March, 2001	147,303	2,125	–	1,347	(3,204)	147,571
THE COMPANY						
At 1st April, 1999	77,508	–	49,259	1,347	(71,573)	56,541
Profit for the year	–	–	–	–	11,949	11,949
At 31st March, 2000	77,508	–	49,259	1,347	(59,624)	68,490
Premium arising on issue of shares	70,000	–	–	–	–	70,000
Expenditure incurred on issue of shares	(205)	–	–	–	–	(205)
Profit for the year	–	–	–	–	7,742	7,742
At 31st March, 2001	147,303	–	49,259	1,347	(51,882)	146,027

The capital reserve balance of the Group represents the difference between the aggregate nominal value of the share capital of acquired subsidiaries and the aggregate nominal value of the Company's shares issued for the acquisition at the time of the group reorganisation prior to the listing of the Company's shares in 1993, and after the reclassification of the amounts related to the share premium arising from issue of shares of a subsidiary prior to the group reorganisation to capital reserve and after reserve movements at the time of the capital reduction in previous years.

The contributed surplus of the Company represents the difference between the consolidated shareholders' funds of Yeebo (B.V.I.) Limited at the date of which it was acquired by the Company, and the nominal amount of the Company's shares issued for the acquisition at the time of the group reorganisation prior to the listing of the Company's shares in 1993. Under the Companies Act 1981 of Bermuda (as amended), the contributed surplus account of the Company is available for distribution. However, the Company cannot declare or pay a dividend, or make a distribution out of contributed surplus, if:

(a) it is, or would after the payment be, unable to pay its liabilities as they become due; or

(b) the realisable value of its assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

At 31st March, 2001, the Company had no reserves available for distribution to the shareholders.

22. Unprovided Deferred Taxation

At the balance sheet date, the major components of the unprovided deferred tax assets (liabilities) are as follows:

	The Group		The Company	
	2001	**2000**	**2001**	**2000**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Tax effect of timing differences because of:				
Excess of tax allowances over depreciation	(337)	(283)	–	–
Tax losses	12,690	9,359	1,893	1,428
Other timing difference	385	216	–	–
	12,738	9,292	1,893	1,428

The net deferred tax asset has not been recognised in the financial statements as it is not certain that the amount will be realised in the foreseeable future.

The amount of unprovided deferred tax charge (credit) for the year is as follows:

	The Group	
	2001	**2000**
	HK$'000	*HK$'000*
Tax effect of timing differences because of:		
Excess of tax allowances over depreciation	54	133
Tax losses (arising) utilised	(3,331)	498
Other timing difference	(169)	334
	(3,446)	965

23. Reconciliation of Profit before Taxation to Net Cash Inflow (Outflow) from Operating Activities

	2001 *HK$'000*	2000 *HK$'000*
Profit before taxation	5,812	4,635
Interest income	(2,158)	(3,013)
Interest expense on bank borrowings	224	1,052
Loss (gain) on disposal of property, plant and equipment	5	(2,529)
Loss on disposal of a subsidiary	6	–
Depreciation and amortisation	16,025	17,486
Increase in inventories	(13,589)	(23,778)
Decrease (increase) in trade and other receivables	17,687	(5,081)
(Decrease) increase in trade and other payables	(5,959)	3,184
Decrease in bills payable	(2,316)	(5,856)
Net cash inflow (outflow) from operating activities	15,737	(13,900)

24. Analysis of Changes in Financing during the Year

	Share capital and share premium *HK$'000*	Bank loans *HK$'000*
Balance at 1st April, 1999	203,628	70,807
Proceeds from issue of shares	1,978	–
Repayment of bank loans	–	(70,807)
Balance at 31st March, 2000	205,606	–
Proceeds from issue of shares	145,578	–
Expenditure incurred on issue of shares	(205)	–
Balance at 31st March, 2001	350,979	–

25. Disposal of a Subsidiary

	2001 *HK$'000*	2000 *HK$'000*
NET ASSETS DISPOSED OF:		
Deposit and prepayment	22	–
Tax liabilities	(15)	–
	7	–
Loss on disposal	(6)	–
Satisfied by cash	1	–

The subsidiary disposed of during the year did not have any material effect on the turnover, operating profit and cash flows of the Group.

26. Major Non-Cash Transaction

Of the consideration payable for machinery under installation acquired during the year, an amount of approximately HK$14,611,000 (2000: Nil) is still outstanding at the balance sheet date.

27. Capital Commitments

	The Group	
	2001	**2000**
	HK$'000	*HK$'000*
Capital expenditure in respect of acquisition of plant and machinery contracted for but not provided in the financial statements	–	10,064

The Company had no capital commitments at the balance sheet date.

28. Lease Commitments

At the balance sheet date, the Group had commitments payable in the following year under non-cancellable operating leases in respect of rented premises as follows:

	The Group	
	2001	**2000**
	HK$'000	*HK$'000*
Operating leases which expire:		
Within one year	29	279
In the second to fifth year inclusive	3,557	1,982
Over five years	–	1,011
	3,586	3,272

The Company had no operating lease commitments at the balance sheet date.

29. Contingent Liabilities

At 31st March, 2001, the Company issued a corporate guarantee of US$6,000,000 (equivalent to HK$46,764,000 (2000: HK$23,400,000)) in favour of a bank to secure general banking facilities granted to a subsidiary. The total amount of facilities utilised by this subsidiary as at 31st March, 2001 amounted to approximately HK$3,294,000 (2000: Nil).

30. Retirement benefits Scheme

Prior to 1st December, 2000, the Group operated a defined contribution retirement benefit scheme ("Defined Contribution Scheme") for its qualifying employees in Hong Kong. The assets of the scheme were held separately from those of the Group in funds under the control of an independent trustee. Where any employee left the Defined Contribution Scheme prior to vesting fully in the contributions, the amount of the forfeited contributions was used to reduce future contributions payable by the Group.

With effective from 1st December, 2000, the Group has joined a Mandatory Provident Fund scheme ("MPF Scheme") for all employees in Hong Kong. The MPF Scheme is registered with the Mandatory Provident Fund Scheme Authority under the Mandatory Provident Fund Schemes Ordinance. The assets of the MPF Scheme are held separately from those of the Group in funds under the control of an independent trustee. Under the rules of the MPF Scheme, the employer and its employees are each required to make contributions to the scheme at rates specified in the rules. The only obligation of the Group with respect of MPF Scheme is to make the required contributions under the scheme. No forfeited contributions are available to reduce the contribution payable in the future years.

The retirement benefit scheme contributions arising from the Defined Contribution Scheme and the MPF Scheme charged to the income statement represent contributions paid or payable to the funds by the Group at rates specified in the rules of the schemes.

During the year, the Group made retirement benefits scheme contributions of approximately HK$561,000 (2000: HK$468,000) after forfeited contributions utilised in the Defined Contribution Scheme of approximately HK$104,000 (2000: HK$427,000). There was no significant amount of forfeited contributions available to reduce future contributions payable by the Group at the balance sheet date.

31. Litigation

On 22nd May, 1996, Kin Son Milkyway Electronic Holdings Ltd. ("Kin Son Milkyway"), a company associated with Kin Son Electronic (Holdings) Limited, issued legal proceedings against the Company in respect of a dispute regarding the transfer of plant and equipment in the PRC, claiming damages in the amount of RMB25,059,000 (equivalent to approximately HK$23,400,000) together with ownership of the plant and equipment with a cost of US$1,535,000 (equivalent to approximately HK$11,900,000). The Shenzhen court announced on 30th December, 1996 that the claim made by Kin Son Milkyway should be dismissed. However, an appeal to the People's Court of the Guangdong Province (the "Guangdong Court") was made by Kin Son Milkyway on 15th January, 1997. On 22nd July, 1998, the Guangdong Court ruled in favour of Kin Son Milkyway and ordered that the plant and equipment in question be returned to Kin Son Milkyway. The Guangdong Court further ordered that the Company and a co-defendant in the case should pay jointly and severally damages to Kin Son Milkyway of RMB10,834,105 (equivalent to HK$10,031,000) and a court fee of RMB260,013 (equivalent to approximately HK$241,000). In October 1998, the Group applied for a judicial review in the Guangdong Court. On 15th September, 2000, the Company received a judgment in relation to the judicial review and the judgement sustained the Guangdong Court's decision as referred to above.

Pursuant to the loan restructuring agreement signed by the Company with relevant parties dated 17th April, 1997 and the deed of indemnity entered into between Antrix Investment Limited ("Antrix"), a shareholder of the Company, and the Company dated 31st March, 2001, any settlement of defined outstanding litigation up to a maximum of HK$26.1 million will be ultimately borne and indemnified by Antrix. Accordingly, no provision has been made in the financial statements.

32. Related Party Transaction

An amount due to Cando Corporation ("Cando"), which is also a shareholder of the Company, of HK$11,196,000 (2000: Nil) is shown under "trade and other payables" in the balance sheet as at 31st March, 2001. The amount is unsecured, interest-free and was derived from trading activities before Cando became the shareholder of the Company.

3. UNAUDITED INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2001

The Company's unaudited interim report 2001 is reproduced in the following:

The Board of Directors of Yeebo (International Holdings) Limited (the "Company") announces that the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30th September, 2001. The interim report for the six months ended 30th September, 2001 has been reviewed by the Company's audit committee and the auditors.

CONDENSED CONSOLIDATED INCOME STATEMENT

	Notes	Six months ended 30.9.2001 (Unaudited) HK$'000	30.9.2000 (Unaudited) HK$'000
Turnover		137,173	148,349
Cost of sales		(115,739)	(130,787)
Gross profit		21,434	17,562
Other revenue		3,483	2,574
Distribution costs		(2,879)	(1,750)
Administrative expenses		(15,168)	(14,787)
Loss on discontinuance of a business	4	(3,021)	–
Profit from operations	5	3,849	3,599
Finance costs		(41)	(100)
Net profit for the period		3,808	3,499
Earnings per share	8		
Basic		HK 0.37 cent	HK 0.55 cent
Diluted		HK 0.37 cent	HK 0.52 cent

There were no recognised gains or losses other than the net profit for the period.

CONDENSED CONSOLIDATED BALANCE SHEET

	Notes	30.9.2001 (Unaudited) HK$'000	31.3.2001 (Audited) HK$'000
Non-current assets			
Investment properties	9	2,378	–
Property, plant and equipment	10	84,910	87,038
Club membership debenture		1,959	1,959
		89,247	88,997
Current assets			
Inventories		77,813	94,039
Trade and other receivables	11	74,861	62,378
Bank balances and cash		171,259	167,148
		323,933	323,565
Current liabilities			
Trade and other payables	12 & 17	55,471	54,934
Bills payable	13	–	2,894
Tax liabilities		193	193
Bank borrowings, unsecured		2,461	3,294
		58,125	61,315
Net current assets		265,808	262,250
		355,055	351,247
Capital and reserves			
Share capital	14	203,676	203,676
Reserves	15	151,379	147,571
		355,055	351,247

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Six months ended	
	30.9.2001	30.9.2000
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Net cash inflow (outflow) from operating activities	15,885	(3,361)
Net cash inflow from returns on investments and servicing of finance	2,911	361
Taxation paid	–	(57)
Net cash outflow from investing activities	(13,852)	(8,363)
Increase (decrease) in cash and cash equivalents	4,944	(11,420)
Cash and cash equivalents at beginning of the period	163,854	25,775
Cash and cash equivalents at end of the period	168,798	14,355
Analysis of the balances of cash and cash equivalents		
Bank balances and cash	171,259	17,161
Bank borrowings, unsecured	(2,461)	(2,806)
	168,798	14,355

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. Basis of Preparation

The condensed financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and with Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants.

2. Principal Accounting Policies

The condensed financial statements have been prepared under the historical cost convention.

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31st March, 2001.

During the period, the Group adopted for the first time the accounting policy for investment properties as follows:

Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at open market values based on independent professional valuations at the year end date. Any surplus or deficit arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance of this reserve is insufficient to cover a deficit, in which case the excess of the revaluation deficit over the balance of the investment property revaluation reserve is charged to the income statement. Where a deficit has previously been charged to the income statement and a revaluation surplus subsequently arises, this surplus is credited to the income statement to the extent of the deficit previously charged.

On disposal of an investment property, the balance of the investment property revaluation reserve attributable to that property is transferred to the income statement.

No depreciation is provided on investment properties except where the unexpired term of the relevant lease is 20 years or less.

In the current period, the Group has also adopted, for the first time, a number of new and revised SSAPs which have resulted in the adoption of the following new accounting policy.

Segmental reporting

In the current period, the Group has changed the basis of identification of reportable segments to that required by SSAP No. 26 "Segment Reporting". Segment disclosures for the six months ended 30th September 2000 have been amended so that they are presented on a consistent basis.

3. Segmental Information

(a) Business segments

For the six months ended 30th September:

	Liquid Crystal Display		Others		Total	
	2001	**2000**	**2001**	**2000**	**2001**	**2000**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
	(Unaudited)	**(Unaudited)**	**(Unaudited)**	**(Unaudited)**	**(Unaudited)**	**(Unaudited)**
Revenue	126,271	142,294	11,460	8,187	137,731	150,481
Contribution to profit (loss) from operations	6,866	7,541	(3,383)	(1,989)	3,483	5,552
Interest income					2,925	442
Unallocated overheads					(2,559)	(2,395)
Finance costs					(41)	(100)
Net profit for the period					3,808	3,499

(b) Geographical segments

For both periods, over 90% of the Group's revenue and contribution to profit from operations were derived from sales to customers based in Hong Kong. Accordingly, a geographical analysis is not presented.

4. Loss on Discontinuance of a Business

The Group's long-term strategy is to focus its activities in the areas of the sale and manufacture of Liquid Crystal Display. Accordingly, the Group has made provision for loss on discontinuance of a business as follows:

	Six months ended	
	30.9.2001	**30.9.2000**
	(Unaudited)	**(Unaudited)**
	HK$'000	*HK$'000*
Provision for bad and doubtful debts	1,591	–
Write down of property, plant and equipment	1,430	–
	3,021	–

The revenue and contribution to results from operation of this business are included in "Others" in the business segment analysis on note 3(a) above.

Had the loss on discontinuance of a business of HK$3,021,000 been excluding from the calculation of earnings per share, the basic and fully diluted earnings per share for the current period would have been HK0.67 cent and HK0.66 cent, respectively.

5. **Profit from Operations**

Profit from operations has been arrived at after charging (crediting):

	Six months ended	
	30.9.2001 (Unaudited) *HK$'000*	30.9.2000 (Unaudited) *HK$'000*
Depreciation	7,613	8,023
Interest income	(2,925)	(442)

6. **Taxation**

No provision for taxation has been made in the condensed financial statements as the Group had no estimated assessable profit for both periods.

7. **Dividends**

The directors do not recommend the payment of an interim dividend for both periods.

8. **Earnings per Share**

The calculation of the basic and diluted earnings per share is based on the following data:

	Six months ended	
	30.9.2001 (Unaudited) *HK$'000*	30.9.2000 (Unaudited) *HK$'000*
Earnings for the purposes of basic and diluted earnings per share	3,808	3,499
Weighted average number of ordinary shares for the purposes of basic earnings per share	1,018,378,291	640,489,631
Effect of dilutive share options	11,290,362	27,184,008
Weighted average number of ordinary shares for the purposes of diluted earnings per share	1,029,668,653	667,673,639

9. **Investment Properties**

During the period, the Group reclassified certain of its land and buildings at their carrying value of approximately HK$2,378,000 to investment properties.

10. **Additions to Property, Plant and Equipment**

During the period, the Group spent approximately HK$9,978,000 (HK$2,231,000 for the six months ended 30th September, 2000) on the additions to property, plant and equipment to expand its operations.

11. Trade and Other Receivables

The Group allows an average credit period of 30-90 days to its trade customers.

The following is an aged analysis of trade receivables at the reporting date:

	30.9.2001 (Unaudited) *HK$'000*	31.3.2001 (Audited) *HK$'000*
Within 30 days	23,025	23,461
31 to 60 days	19,621	16,895
61 to 90 days	14,259	9,009
91 to 120 days	8,090	8,369
Over 120 days	2,194	1,185
Trade receivables	67,189	58,919
Other receivables	7,672	3,459
	74,861	62,378

12. Trade and Other Payables

The following is an aged analysis of trade payables at the reporting date:

	30.9.2001 (Unaudited) *HK$'000*	31.3.2001 (Audited) *HK$'000*
Within 30 days	4,733	4,403
31 to 60 days	8,369	3,728
61 to 90 days	2,140	2,706
91 to 120 days	1,463	5,602
Over 120 days	4,440	7,681
Trade payables	21,145	24,120
Other payables	34,326	30,814
	55,471	54,934

13. Bills Payables

The following is an aged analysis of bills payable at the balance sheet date:

	30.9.2001 (Unaudited) *HK$'000*	31.3.2001 (Audited) *HK$'000*
Within 30 days	–	2,164
31 to 60 days	–	730
	–	2,894

14. Share Capital

	Number of shares '000	Amount HK$'000
Ordinary shares of HK$0.20 each		
Authorised:		
At beginning and end of the period	2,000,000	400,000
Issued and fully paid:		
At 1st April, 2000 (audited)	640,490	128,098
Issue of shares	377,889	75,578
At 31st March, 2001 (audited) and 30th September, 2001 (unaudited)	1,018,379	203,676

15. Reserves

	Share premium HK$'000	Special reserve HK$'000	Capital redemption reserve HK$'000	Accumulated (loss) profit HK$'000	Total HK$'000
At 1st April, 2000 (audited)	77,508	2,125	1,347	(9,008)	71,972
Premium arising on issue of shares	70,000	–	–	–	70,000
Expenditure incurred on issue of shares	(205)	–	–	–	(205)
Profit for the year	–	–	–	5,804	5,804
At 31st March, 2001 and 1st April, 2001 (audited)	147,303	2,125	1,347	(3,204)	147,571
Net profit for the period	–	–	–	3,808	3,808
At 30th September, 2001 (unaudited)	147,303	2,125	1,347	604	151,379

16. Litigation

In respect of the litigation between Kin Son Milkyway Electronic Holdings Ltd. and the Company as disclosed in note 31 to the financial statements of the Company for the year ended 31st March, 2001, there was no material progress during the period and up to the date of this report.

Pursuant to the loan restructuring agreement signed by the Company with relevant parties dated 17th April, 1997 and the deed of indemnity entered into between Antrix Investment Limited ("Antrix"), a shareholder of the Company, and the Company dated 31st March, 2001, any settlement of the above outstanding litigation up to a maximum of HK$26.1 million will ultimately be borne and indemnified by Antrix. Accordingly, no provision has been made in the condensed financial statements.

17. Related Party Transactions

(a) During the period, the Group purchased materials of HK$394,000 (nil for the six months ended 30th September, 2000) from Cando Corporation, a substantial shareholder of the Company. The transactions were carried out at terms agreed by both parties.

(b) An amount due to Cando Corporation, of HK$2,081,000 (HK$11,196,000 as at 31st March, 2001) is shown under "trade and other payables" in the balance sheet as at 30th September, 2001. The amount is unsecured, interest-free and was derived from trading activities.

18. Capital Commitments

	30.9.2001 (Unaudited) *HK$'000*	31.3.2001 (Audited) *HK$'000*
Capital expenditure in respect of acquisition of plant and machinery authorised but not provided in the condensed financial statements	4,632	–

19. Post Balance Sheet Event

Subsequent to 30th September, 2001, certain eligible employees of the Company exercised options to subscribe for 25,184,880 ordinary shares in the Company at an exercise price of HK$0.20 per share for an aggregate consideration of approximately HK$5,037,000.

4. AUDITED INTERIM RESULTS FOR THE NINE MONTHS ENDED 31 DECEMBER 2001

The Company's audited interim report for the nine months ended 31 December 2001 is reproduced in the following:

The Directors of Yeebo are making this announcement of the Group's audited consolidated results for the nine months ended 31 December 2001 before the same information is imparted to Cando Corporation. The Company does not intend to change the accounting year end at the moment.

		Nine months ended 31.12.2001 (audited) *HK$'000*	Year ended 31.03.2001 (audited) *HK$'000*
Turnover		207,856	272,401
Cost of sales		(180,305)	(239,449)
Gross profit		27,551	32,952
Other revenue		8,375	6,520
Distribution costs		(5,997)	(5,923)
Administrative expenses		(21,121)	(27,507)
Loss on discontinuance of a business		(2,891)	–
Loss on disposal of a subsidiary		–	(6)
Profit from operations		5,917	6,036
Finance costs		(46)	(224)
Profit before taxation		5,871	5,812
Taxation		–	(8)
Profit for the period/year		5,871	5,804
Dividend		–	–
Earnings per share	*note*		
Basic		HK 0.57 cent	HK 0.80 cent
Diluted		HK 0.57 cent	HK 0.77 cent

CONDENSED CONSOLIDATED BALANCE SHEET

	31.12.2001 (audited) *HK$'000*	31.03.2001 (audited) *HK$'000*
Non-current assets		
Property, plant and equipment	93,966	87,038
Investment properties	2,378	–
Club membership debenture	1,959	1,959
Deposit for acquisition of plant and equipment	528	–
	98,831	88,997
Current assets		
Inventories	72,658	94,039
Trade and other receivables	77,075	62,378
Bank balances and cash	166,657	167,148
	316,390	323,565
Current liabilities		
Trade and other payables	50,573	54,934
Bills payable	2,239	2,894
Tax liabilities	254	193
Bank borrowings, unsecured	–	3,294
	53,066	61,315
Net current assets	263,324	262,250
	362,155	351,247
Capital and reserves		
Share capital	208,713	203,676
Reserves	153,442	147,571
	362,155	351,247

Note:

EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is based on the following data:

	Nine months ended 31.12.2001 (audited) *HK$'000*	Year ended 31.03.2001 (audited) *HK$'000*
Earnings for the purposes of basic and diluted earnings per share	5,871	5,804
Weighted average number of ordinary shares for the purposes of basic earnings per share	1,026,071,127	726,743,188
Effect of dilutive share options	10,934,674	24,881,839
Weighted average number of ordinary shares for the purposes of diluted earnings per share	1,037,005,801	751,625,027

5. NET TANGIBLE ASSETS

The audited consolidated net tangible assets of the Group as at 31 December 2001 amounted to approximately HK$362.2 million, equivalent to approximately HK$0.347 per Share.

6. STATEMENT OF INDEBTEDNESS

At the close of business on 31 May 2002, being the latest practicable date for the purpose of ascertaining information contained in this indebtedness statement, the Group had outstanding bank borrowings of approximately HK$5 million representing bills payable and trust receipt loans.

Save as aforesaid and apart from the contingent liabilities as set out in section headed "Litigation" of Appendix III to this document, the Group did not have outstanding at the close of business on 31 May 2002 any loan capital issued and outstanding or agreed to be issued, bank overdrafts, loans or other similar indebtedness, liabilities under acceptances or acceptable credits, debentures, mortgages, charges, hire purchases commitments, guarantees or other material contingent liabilities.

The Directors have confirmed that there has been no material change in the indebtedness and contingent liabilities of the Group since 31 May 2002.

7. WORKING CAPITAL STATEMENT

The Directors are of the opinion that, taking into account the internal resources and present available banking facilities, the Group has sufficient working capital for its present requirements in the absence of unforeseen circumstances.

1. RESPONSIBILITY STATEMENT

The information in this document relating to the Company has been supplied by the Company. All the directors of the Company jointly and severally accept full responsibility for the accuracy of the information contained in this document other than the sections headed Letter from DBS Asia, Expected timetable and Further terms of the Offer, and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this document (other than those expressed by the Offeror and DBS Asia) have been arrived at after due and careful consideration and there are no other facts not contained in this document the omission of which would make any statement contained in this document misleading.

The information in this document relating to the Offeror, the terms and conditions of the Offer and the Offeror's intentions regarding the Company have been supplied by the Offeror. The directors of the Offeror jointly and severally accept full responsibility for the accuracy of the information contained in the sections of this document headed Letter from DBS Asia, Expected timetable and Further terms of the Offer and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this document (other than those expressed by the Company and Quam Capital) have been arrived at after due and careful consideration and there are no other facts not contained in this document the omission of which would make any statement contained in this document misleading.

2. CORPORATE INFORMATION OF THE COMPANY

The Company was incorporated in Bermuda under the Companies Act 1981 of Bermuda (as amended) on 8 June 1993. Its registered office is at Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda and principal place of business is at 7th Floor, On Dak Industrial Building, 2-6 Wah Sing Street, Kwai Chung, New Territories, Hong Kong.

3. MARKET PRICES

The table below shows the closing price of the Shares as quoted on the Stock Exchange on (i) the last trading day of each of the six calendar months immediately preceding the date of the Joint Announcement; (ii) 24 June 2002, being the last trading day on which the Shares were traded before the date of the Joint Announcement; and (iii) the Latest Practicable Date:

Date	Closing price per Share *HK$*
Latest Practicable Date	0.395
24 June 2002	0.270
31 May 2002	0.270
30 April 2002	0.234
28 March 2002	0.228
28 February 2002	0.230
31 January 2002	0.246
31 December 2001	0.250

4. DISCLOSURE OF INTERESTS

(i) Directors' Interests in the Company

As at the Latest Practicable Date, the interests of the Directors in the issued share capital of the Company which were required to be notified to the Company and the Stock Exchange pursuant to section 28 of the SDI Ordinance (including interests which they are taken or deemed to have under section 31 of, or Part I of the Schedule to, the SDI Ordinance) or pursuant to the Model Code for Securities Transactions by Directors of Listed Companies of the Listing Rules, or were required, pursuant to section 29 of the SDI Ordinance, to be entered in the register referred to therein, were as follows:

	Number of ordinary shares held	
	Personal interests	Corporate interests
Mr. Fang Hung, Kenneth	20,130,000	697,472,768 *(Note)*
Mr. Li Kwok Wai, Frankie	16,332,520	697,472,768 *(Note)*

Note: These shares are held by the Offeror.

(ii) Substantial Shareholder

As at the Latest Practicable Date, other than the interests disclosed above in respect of certain Directors, the Directors were not aware that any other person was recorded in the register which was kept pursuant to section 16 of the SDI Ordinance as having an interest in 10% or more of the issued share capital of the Company.

(iii) Other interests

As at the Latest Practicable Date:

(a) neither the Company nor its subsidiaries owned, controlled or dealt in any shares of the Offeror during the Relevant Period;

(b) Mr. Fang and Mr. Li who are Directors and are interested in 51% and 49% in the Offeror, did not deal in any shares of the Offeror during the Relevant Period;

(c) save for the Share Purchase Agreement and the acquisition of Shares by the Offeror as disclosed on page 9 of the Offer Document, none of the Directors dealt in any Shares during the Relevant Period;

(d) none of the subsidiaries of the Company owned, controlled or dealt in any Shares during the Relevant Period;

(e) neither the Company nor its subsidiaries had any pension fund which owned, controlled or dealt in any Shares during the Relevant Period;

(f) none of Quam Capital or the auditors to the Company, or any other adviser to the Company as specified in class (2) of the definition of "associate" under the Takeovers Code owned, controlled or dealt in any Shares during the Relevant Period;

(g) no person had any arrangement of the kind referred to in Note 8 to Rule 22 of the Takeovers Code with the Company or with any person who is an associate of the Company by virtue of classes (l)-(4) of the definitions of "associate" under the Takeovers Code; and

(h) no shareholding in the Company was managed on a discretionary basis by fund managers connected with the Company.

Save as disclosed herein, none of the Directors or the chief executive of the Company had, as at the Latest Practicable Date, any interest in any Shares or other equity or debt securities of the Company (within the meaning of the SDI Ordinance) which would have to be notified to the Company and the Stock Exchange pursuant to section 28 of the SDI Ordinance (including interests which they were deemed or taken to have under section 31 of, or Part I of the Schedule to, the SDI Ordinance) or pursuant to the Model Code for Securities Transactions by Directors of Listed Companies or which would be required, pursuant to section 29 of the SDI Ordinance, to be entered in the register referred to therein.

5. EXPERTS

(a) As at the Latest Practicable Date, DBS Asia and Quam Capital did not have any shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

(b) Each of DBS Asia and Quam Capital has given and has not withdrawn its written consent to the issue of this document with the inclusion of its letter (which has been prepared for the purpose of including in this document) and references to its name and its letter in this document in the form and context in which they are respectively referred to.

6. MATERIAL CHANGES

The Directors are not aware of any material change in the financial or trading position of the Group since 31 December 2001, being the date to which the latest published audited accounts of the Company were made up.

7. LITIGATION

On 22 May 1996, Kin Son Milkyway Electronic Holdings Ltd. ("Kin Son Milkyway"), a company associated with Kin Son Electronic (Holdings) Limited, issued legal proceedings against the Company in respect of a dispute regarding the transfer of plant and equipment in the PRC, claiming damages in the amount of RMB25,059,000 (equivalent to approximately HK$23,400,000) together with ownership of the plant and equipment with a cost of US$1,535,000 (equivalent to approximately HK$11,900,000). The Shenzhen court announced on 30 December 1996 that the claim made by Kin Son Milkyway should be dismissed. However, an appeal to the People's Court of the Guangdong Province (the "Guangdong Court") was made by Kin Son Milkyway on 15 January 1997. On 22 July 1998, the Guangdong Court ruled in favour of Kin Son Milkyway and ordered that the plant and equipment in question be returned to Kin Son Milkyway. The Guangdong Court further ordered that the Company and a co-defendant in the case should pay jointly and severally damages to Kin Son Milkyway of RMB10,834,105 (equivalent to HK$10,031,000) and a court fee of RMB260,013 (equivalent to approximately HK$241,000). In October 1998, the Group applied for a judicial review in the Guangdong Court. On 15 September 2001, the Company received a judgment in relation to the judical review and the judgement sustained the Guangdong Court's decision as referred to above. On 14 January 2002, the Company received a further judgement from Guangdong Court which terminated the enforcement of the judgement on 22 July 1998.

Pursuant to the loan restructuring agreement signed by the Company with relevant parties dated 17 April 1997 and the deed of indemnity entered into between the Offeror and the Company dated 31 March 2001, any settlement of defined outstanding litigation up to a maximum of HK$26.1 million will be ultimately borne and indemnified by the Offeror. Accordingly, no provision has been made in the financial statements in respect of this litigation.

8. SERVICE CONTRACT

There is no existing or proposed service contract between, respectively, any of the Directors and the Company or any of its subsidiaries or associated companies.

9. SUMMARY OF MATERIAL CONTRACT

Save for the Share Purchase Agreement details of which are set out on pages 7 to 8 of this document, no other material contract (not being contract in the ordinary course of business) has been entered into by member of the Group within the two years preceding 27 June 2002, being the date the Offer Period commenced.

10. GENERAL

(a) The registered office of the Offeror is at P.O. Box 3149, Pasea Estate, Road Town, Tortola, British Virgin Islands and its principal place of business in Hong Kong is at 4th Floor, 20-24 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong.

(b) Mr. Fang and Mr. Li are the directors of the Offeror and their addresses are at 4th Floor, 20-24 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong and 7th Floor, On Dak Industrial Building, 2-6 Wah Sing Street, Kwai Chung, New Territories, Hong Kong, respectively.

(c) The registered office of DBS Asia is at 16th Floor, Man Yee Building, 68 Des Voeux Road Central, Hong Kong

11. MISCELLANEOUS

(a) The secretary of the Company is Mr. Lam Kam Cheung, Kelvin, a fellow member of the Association of Chartered Certified Accountants and an associate member of the Hong Kong Society of Accountants.

(b) The transfer office of the Company in Hong Kong is situated at the Office of it branch share registrar, Secretaries Limited of 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong.

(c) Save as disclosed in the paragraph headed "Summary of material contract in this appendix, since 31 December 2001, being the date of the latest published audited accounts of the Group, none of the Directors has any direct or indirect interest in any assets acquired or disposed of by or leased to or proposed to be acquired, disposed of by or leased by any member of the Group.

(d) Save as disclosed in the paragraph headed "Summary of material contract in this appendix, since 31 December 2001, being the date of the latest published audited accounts of the Group, none of the Directors is materially interested in any contract or arrangement subsisting at the date of this document which is significant in relation to the business of the Group taken as a whole.

(e) There is no benefit (other than statutory compensation) to be given to any Directors as compensation for loss of office or otherwise in connection with the Offer.

(f) There is no agreement or arrangement or understanding (including any compensation arrangement) exists between the Offeror or any person acting in concert with it and any Directors, recent Directors, Shareholders or, recent Shareholders or any other persons, or between any Director and any other person which is conditional or dependent upon the outcome of the Offer or otherwise connected with the Offer.

(g) Save for the Share Purchase Agreement, there is no material contract entered into by the Offeror in which any Director has a material personal interest.

12. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the office of the Company, 7th Floor, On Dak Industrial Building, 2-6 Wah Sing Street, Kwai Chung, New Territories, Hong Kong during normal business hours up to and including the Closing Date:

(a) the Memorandum and Articles of Association of the Company and of the Offeror;

(b) copies of the annual reports of the Company for the two years ended 31 March 2001;

(c) copies of the unaudited interim report of the Company for the six months ended 30 September 2001;

(d) copies of audited interim report of the Company for the nine months ended 31 December 2001;

(e) the letter from the Independent Board Committee, the text of which is set out as pages 22 to 23 of this document;

(f) the letter from DBS Asia, the text of which is set out on pages 13 to 21 of this document;

(g) the letter from Quam Capital, the text of which is set out on pages 24 to 37 of this document;

(h) the material contract referred to in the paragraph headed "Summary of material contract" in this Appendix III; and

(i) the letters of consent from DBS Asia and Quam Capital referred to in paragraph 5 of this Appendix III.

頁次

於本文件內，除文義另有所指外，下列詞語具有以下涵義：

「一致行動人士」 指 收購守則所賦予之相同涵義

「聯繫人士」 指 上市規則所賦予之相同涵義

「董事會」 指 董事會

「中央結算系統」 指 由香港中央結算有限公司設立及運作之中央結算及交收系統

「截止日期」 指 二零零二年八月七日下午四時或倘收購建議延期，則為根據收購守則延展之收購建議截止日期

「本公司」 指 億都（國際控股）有限公司，一家於百慕達註冊成立之有限公司，其股份於聯交所上市

「新加坡發展」 指 新加坡發展亞洲融資有限公司，一家根據香港法例第333章證券條例註冊之投資顧問及交易商

「董事」 指 本公司董事

「理事」 指 證監會公司財務部執行理事或任何執行理事之委託代表

「接納表格」 指 本有關收購建議之文件隨附之白色接納及轉讓表格

「方先生」 指 本公司主席方鏗太平紳士，乃收購人之51%實益擁有人。彼亦直接擁有本公司現有已發行股本約約1.93%

「李先生」 指 本公司董事兼行政總裁李國偉先生，乃收購人之49%實益擁有人。彼亦直接擁有本公司現有已發行股本約1.56%

「本集團」	指	本公司及其附屬公司
「香港」	指	中國香港特別行政區
「港元」或「港仙」	分別指	港元及港仙，香港法定貨幣
「獨立董事委員會」	指	董事委員會，成員包括田北俊GBS，JP及朱知偉先生，兩位均為獨立非執行董事
「獨立股東」	指	收購人及與其一致行動之人士以外之股東
「聯合公佈」	指	由收購人及本公司就收購建議於二零零二年六月二十七日聯合作出之公佈
「最後可行日期」	指	二零零二年七月十五日，為確定本文件所載若干資料之最後可行日期
「液晶體顯示屏」	指	液晶體顯示屏
「上市規則」	指	聯交所證券上市規則
「收購建議」	指	按每股0.25港元就所有已發行股份（由收購人或與其一致行動人士擁有或同意收購者除外）提出之強制性無條件現金收購建議
「收購建議文件」	指	根據收購守則由或代表收購人及本公司向全體股東刊發日期為二零零二年七月十七日之收購建議文件，其中載有收購建議之詳情、接納及過戶表格、本公司獨立董事委員會之推薦意見及嘉洛證券融資之意見
「收購建議期間」	指	由二零零二年六月二十七日（即聯合公佈日期）起計至截止日期止期間

「收購人」	指	Antrix Investment Limited，於英屬處女群島註冊成立之有限公司，由方先生及李先生分別實益擁有51%及49%權益
「中國」	指	中華人民共和國
「嘉洛證券融資」	指	嘉洛證券融資有限公司，一家根據香港法例第333章證券條例註冊之投資顧問
「過戶登記處」	指	本公司於香港之股份過戶登記分處秘書商業服務有限公司，地址為香港干諾道中111號永安中心5樓
「有關期間」	指	二零零二年六月二十四日（即暫停股份買賣以待發表聯合公佈前之最後交易日）前六個月之日起計截至及包括最後可行日期期間
「人民幣」	指	人民幣，中國法定貨幣
「銷售股份」	指	於股份認購協議完成前劍度股份有限公司擁有之350,000,000股股份，佔本公司現有已發行股本約33.54%
「披露權益條例」	指	香港法例第396章證券（披露權益）條例
「證監會」	指	證券及期貨事務監察委員會
「股份」	指	本公司已發行股本每股面值0.20港元之股份
「股東」	指	股份持有人
「股份認購協議」	指	收購人與賣方於二零零二年六月二十五日就買賣銷售股份訂立之有條件協議
「聯交所」	指	香港聯合交易所有限公司

「收購守則」	指	香港公司收購及合併守則
「美元」	指	美元，美國法定貨幣
「賣方」	指	劍度股份有限公司，於中華民國台灣註冊成立之私人有限公司，由多間於台灣註冊成立之公司及個別人士擁有，於股份認購協議完成前，其持有銷售股份，佔本公司現有已發行股本約33.54%
「%」	指	百分比

	二零零二年
收購建議開始日期	七月十七日星期三
本集團截至二零零二年三月三十一日止年度之全年業績公佈（附註1）	七月二十六日星期五或相近日子
接納收購建議之最後時限	八月七日星期三下午四時
收購建議截止日期（附註2）	八月七日星期三
收購建議結果公佈（將於The Standard（英文）及經濟日報（中文）刊登）	八月八日星期四
於截止日期或之前接獲之收購建議有效接納而應付款項之最後寄發日期（附註3）	八月十六日星期五

附註：

1. 收購人確定將不會於作出本集團截至二零零二年三月三十一日止年度之全年業績公佈後修訂收購建議。

2. 除非收購人根據收購守則修訂或延展收購建議，否則收購建議（無條件）將於二零零二年八月七日星期三截止。儘管收購人無意延展收購建議，惟保留此權利。

3. 收購建議所提呈之股份之應付代價將於過戶處接獲股東接納收購建議之所需文件之日10日內支付。

4. 收購人須遵照收購守則第19條，即收購建議一經接納後不得撤銷或撤回。

本文件內所載之時間均指香港時間。



YEEBO (INTERNATIONAL HOLDINGS) LIMITED
億都(國際控股)有限公司
(於百慕達註冊成立之有限公司)

執行董事:
方 鏗太平紳士(主席)
李國偉
淩安海博士
林錦祥
黃錦華(淩安海博士之替任董事)

非執行董事:
田北俊議員GBS,JP*
朱知偉*
陳慶棟

* 獨立非執行董事

註冊辦事處:
Cedar House
41 Ceder Avenue
Hamilton HM 12
Bermuda

總辦事處及
主要營業地點:
香港
新界
葵涌
華星街2-6號
安達工業大廈
7樓

敬啟者:

由新加坡發展亞洲融資有限公司
代表
ANTRIX INVESTMENT LIMITED
就億都(國際控股)有限公司
全部已發行股份(由ANTRIX INVESTMENT LIMITED或
與其一致行動人士擁有之股份除外)
提出之強制性無條件現金收購建議

諸言

於二零零二年六月二十七日,本公司及收購人各自之董事會聯合公佈,於二零零二年六月二十五日,收購人以每股0.25港元向賣方認購銷售股份,總代價87,500,000港元,須以現金支付。銷售股份佔本公司現有已發行股本約33.54%。於股份認購協議

完成前，收購人已擁有347,472,768股股份，佔本公司現有已發行股本33.30%。此外，方先生及李先生（兩位均為董事，並為與收購人一致行動人士），除透過收購人持有本公司間接股權外，另分別持有20,130,000股股份及16,332,520股股份，佔本公司現有已發行股本約1.93%及約1.56%。因此，收購人及與其一致行動人士擁有383,935,288股股份權益，佔本公司現有已發行股本約36.79%。賣方為主要股東，持有銷售股份。緊隨股份認購協議完成後，收購人及與其一致行動人士於本公司之投票權由約36.79%增至約70.33%，與截至及包括股份認購協議完成日期前12個月之最低持股百分比比較，已增加超過2%。因此，收購人須根據收購守則第26條就全部已發行股份（收購人或與其一致行動人士擁有者除外）提出無條件強制性現金收購建議。

收購建議之條款載於新加坡發展函件及本文件附錄一（組成本函件之一部分）以及隨附之接納表格內。

由田北俊議員GBS，JP及朱知偉先生組成之獨立董事委員會現已成立，以考慮收購建議之條款及向獨立股東提供意見。於其他董事之中，方先生及李先生因彼等於收購人之權益而被視為非獨立人士以向獨立股東提供意見。淩安海博士及陳慶棟先生因彼等於賣方之權益而被視為非獨立人士以就收購建議提供意見。黃錦華先生因作為淩安海博士之替任董事及與淩安海博士之業務關係而被視為非獨立人士以就收購建議提供意見。林錦祥先生為受薪董事，被視為非獨立人士以就收購建議提供意見。嘉洛證券融資獲委任為獨立財務顧問，以就收購建議之條款向獨立董事委員會提供意見。

除載列新加坡發展函件外，本文件旨在為　閣下提供（其中包括）有關本集團及收購建議之資料及載列獨立董事委員會載有其就收購建議之條款所提供意見之函件，以及嘉洛證券融資就收購建議發出之函件。

日期為二零零二年六月二十五日之股份認購協議

訂約方

買方：　　收購人

賣方：　　劍度股份有限公司，當時持有銷售股份之主要股東，所持股份佔本公司於股份認購協議完成前現有已發行股本約33.54%。劍度股份有限公司由多間於台灣註冊成立之公司及個別投資者擁有，其中包括董事淩安海博士及陳慶棟先生，彼等分別擁有賣方已發行股本約2.60%及0.12%。除所披露者外，收購人或任何董事概無擁有賣方任何股份。

銷售股份

350,000,000股，佔本公司現有已發行股本約33.54%。於股份認購協議完成後，賣方不再擁有本公司任何權益。

代價

每股0.25港元，或合共87,500,000港元，須以現金支付。

條件及完成

股份認購協議須待收購人接納之中華民國台灣執業律師發出之法律意見，認為賣方作為訂約方簽署之股份認購協議有效及可予執行後，方可作實。股份認購協議之條件於二零零二年六月二十五日達成及完成。

收購建議

於股份認購協議完成前，收購人已擁有347,472,768股股份，佔本公司現有已發行股本之33.30%。此外，方先生及李先生均為董事，並為與收購人一致行動人士，除透過收購人持有本公司間接股權外，另分別持有20,130,000股股份及16,332,520股股份，佔本公司現有已發行股本約1.93%及約1.56%。因此，於股份認購協議完成前，收購人及與其一致行動人士合共擁有383,935,288股股份，佔本公司現有已發行股本約36.79%。

於二零零二年六月二十五日股份認購協議完成後，收購人及與其一致行動人士目前擁有733,935,288股股份，佔本公司現有已發行股本約70.33%。

誠如新加坡發展函件所載，新加坡發展代表收購人按以下基準提出收購建議：

每股股份 現金0.25港元

收購價較：

(a) 股份於緊接二零零二年六月二十五日暫停買賣前在聯交所所報之收市價（即最後成交價）每股0.27港元折讓約7.41%；

(b) 截至及包括緊接二零零二年六月二十五日暫停買賣前10個交易日股份在聯交所所報之平均收市價每股0.27港元折讓約7.41%；

(c) 股份於最後可行日期在聯交所所報之收市價每股0.395港元折讓約36.71%；及

(d) 本集團於二零零一年十二月三十一日之經審核資產淨值約每股0.347港元（按最後可行日期本集團之經審核資產淨值約362,200,000港元及已發行股份1,043,563,171股計算）折讓約27.95%。

於有關期間，股份於聯交所所報之最高收市價為0.395港元（於二零零二年七月十五日），股份於聯交所之最低收市價為每股0.222港元（於二零零二年三月十一日）。

按最後可行日期已發行股份總數1,043,563,171股計算，收購建議估計本公司約值260,900,000港元。有關估值乃由收購人及賣方按公平原則磋商釐定。於最後可行日期，本公司並無尚未行使之可換股證券、認股權證或購股權。

於二零零二年四月十八日，董事會注意到收購人按每股0.23港元認購14,973,540股股份，佔本公司現有已發行股本約1.43%。除本公佈所披露者外，收購人或與其一致行動人士於有關期間概無買賣任何股份或任何可轉換為股份之其他證券，包括認股權證、購股權或認購權。

董事於收購建議之權益

除方先生及李先生（與收購人一致行動之人士，並分別各自擁有20,130,000股股份及16,332,520股股份（毋須受收購建議限制）之個人權益）外，其他董事概無於本公司擁有任何權益。

收購建議之進一步詳情

收購建議之進一步詳情（其中包括）條款及條件及接納手續載於第38至第45頁新加坡發展函件內、本文件附錄一及隨附之接納表格內。

本集團之資料

本集團主要從事開發、製造及銷售液晶顯示屏電子零件。本集團所生產之大部份液晶顯示屏乃螺紋向列型液晶顯示屏，用於計算機、鐘錶、電話及手提電子遊戲。其大部分客戶為中國及香港之半製成品及／或製成品製造商。

本公司擁有總值約15,000,000港元之物業，其於二零零一年十二月三十一日之資產總值則約為415,200,000港元。

下表載列為本集團截至二零零一年三月三十一日止兩年之經審核綜合業績概要及本集團截至二零零一年十二月三十一日止九個月之經審核綜合業績：

	截至三月三十一日止年度		截至二零零一年十二月三十一日止九個月
	二零零零年	二零零一年	
	千港元	千港元	千港元
營業額	321,226	272,401	207,856
股東應佔溢利	4,496	5,804	5,871
資產淨值	200,070	351,247	362,155

收購人之資料及本集團之未來前景

收購人為一家於英屬處女群島註冊成立之投資控股公司，為控股股東，連同與其一致行動人士持有383,935,288股股份，佔股份認購協議完成前及緊隨股份認購協議完成後本公司現有已發行股本分別約36.79%及70.33%。收購人之已發行股本由方先生及李先生分別實益擁有51%及49%。方先生為本公司主席，而李先生為本公司董事兼行政總裁。

董事會注意到收購人擬本集團繼續其現有業務。收購人不擬對本集團之業務作出任何重大改動或於截止日期後重新調配本公司之任何固定資產。

鑒於收購人乃本公司之關連人士，根據上市規則向或由收購人提出之任何建議收購或出售資產將構成本公司之關連交易，須受上市規則條文所規限及視乎情況而定，須於股東特別大會上獲得獨立股東（收購人及其聯繫人士除外）之批准。董事會注意到目前並無訂立計劃於收購建議截止後向收購人或其任何聯繫人士建議收購或出售任何資產。

閣下務請垂注載於本文件第13至第21頁之新加坡發展函件內「收購人之資料」及「收購人就本集團之意向」等節。

聯交所已表明，倘本公司繼續在聯交所上市，本公司收購或出售任何資產須受上市規則之條文規限。根據上市規則，不論收購或出售之規模，尤其當有關收購或出售偏離本公司之主要業務時，聯交所有權要求本公司向股東寄發通函。根據上市規則，聯交所亦有權將連串收購或出售合併處理，而任何該等收購或出售可能導致本公司被視為新申請上市之公司，而須遵守上市規則所載有關新申請上市公司之規定。

董事及管理層

凌安海博士、陳慶棟先生及黃錦華先生（凌安海博士之替任董事）將於截止日期辭任。

除上述董事會變動外，董事會注意到收購人無意對管理層及董事會作出重大改動。收購人擬由現有管理層繼續負責本集團之日常業務運作，而收購建議完成後本公司及其附屬公司之員工將繼續獲僱用。

持續上市

收購人擬繼續維持股份在聯交所上市。故此，本公司及收購人已分別向聯交所承諾，於收購建議截止後一個月內採取適當措施以確保根據上市規則第8.08條於任何時候公眾人士持有之所有股份最少為25%。

聯交所已表示，倘收購建議截止後公眾人士持有之所有股份少於25%，或聯交所相信出現或可能出現造市之情況，或公眾人士所持之股份數目不足以維持有秩序之市場，則聯交所將考慮行使酌情權暫停股份買賣。

推薦意見

閣下務請垂注獨立董事委員會及嘉洛證券融資之函件，當中載有彼等就收購建議提供之推薦意見及達致彼等之推薦意見之重大考慮因素。獨立董事委員會函件載於第22至第23頁，嘉洛證券融資函件載於第24至第37頁。

閣下亦請細閱載於第13至第21頁之新加坡發展函件、載於本文件附錄一之收購建議之條件及其他條款以及隨附之接納表格。

其他資料

於考慮應就收購建議採取之行動時，股東須考慮彼等本身之稅務狀況，如彼等對此有任何疑問，應諮詢彼等之專業顧問。

閣下亦請垂注本文件附錄二至附錄三所載之其他資料。

此致

列位獨立股東　台照

承董事會命
億都（國際控股）有限公司
公司秘書
林錦祥

二零零二年七月十七日



新加坡發展亞洲融資有限公司

香港中環德輔道中68號萬宜大廈16樓

敬啟者：

由新加坡發展亞洲融資有限公司
代表
ANTRIX INVESTMENT LIMITED
就億都（國際控股）有限公司
全部已發行股份（由ANTRIX INVESTMENT LIMITED或
與其一致行動人士擁有之股份除外）
提出之強制性無條件現金收購建議

繼二零零二年六月二十七日宣佈，新加坡發展將代表收購人於股份認購協議完成後提出收購建議。

股份認購協議於二零零二年六月二十五日完成。緊隨股份認購協議完成後，收購人及與其一致行動人士於本公司之投票權由約36.79%增至約70.33%，與截至及包括股份認購協議完成日期前12個月之最低持股百分比比較，已增加超過2%。根據收購守則第26條，收購人須就收購人及與其一致行動人士未擁有之全部股份提出無條件現金收購建議。

本函件，連同收購建議文件附錄一及接納表格載列（其中包括）收購建議條款、收購人之資料及收購人就本公司未來之意向。除非文義另有所指，否則本文所用之詞彙與收購建議文件所用者具相同涵義。

股東務請細閱董事會函件（見收購建議文件第6頁至12頁）、獨立董事委員會函件（見收購建議文件第22頁至23頁）及獨立財務顧問嘉洛證券融資就收購建議致獨立董事委員會之函件（見收購建議文件第24頁至37頁）。

日期為二零零二年六月二十五日之股份認購協議

訂約方

買方：　收購人

賣方：　劍度股份有限公司，當時持有銷售股份之主要股東，所持股份佔股份認購協議前本公司現有已發行股本約33.54%。劍度股份有限公司由多間於台灣註冊成立之公司及個別投資者擁有，其中包括董事淩安海博士及陳慶棟先生，彼等分別擁有賣方已發行股本約2.60%及0.12%。除所披露者外，收購人或任何董事概無擁有賣方任何股份。

銷售股份

350,000,000股，佔本公司現有已發行股本約33.54%。於股份認購協議完成後，賣方將不再擁有本公司任何權益。

代價

每股0.25港元，或合共87,500,000港元，須以現金支付。

條件及完成

股份認購協議須待收購人接納之中華民國台灣執業律師發出之法律意見，認為賣方作為訂約方簽署之股份認購協議有效及可予執行後，方可作實。股份認購協議之條件於二零零二年六月二十五日達成及完成。

收購建議

新加坡發展謹此代表收購人，按本文件及接納表格所載條件提出收購建議。

每股股份 現金0.25港元

收購價每股0.25港元與根據股份認購協議出售予收購人之銷售股份之價格相同。收購建議乃無條件及除非獲延長，否則將於二零零二年八月七日下午四時正截止。接納手續及收購建議之其他條款載於本文件附錄一。

收購建議由花旗銀行(地址為香港中環花園道3號萬國寶通廣場萬國寶通銀行大廈)提供之信貸融資提供資金。收購人不擬將任何負債(或然負債或其他負債)之利息支付、償還或抵押大幅依賴本公司之業務。新加坡發展亞洲融資有限公司信納收購人於收購建議獲全數接納時具備足夠財政資源應付。

價值比較

收購價較:

(a) 股份於緊接二零零二年六月二十五日暫停買賣前在聯交所所報之收市價(即最後成交價)每股0.27港元折讓約7.41%;

(b) 截至及包括緊接二零零二年六月二十五日暫停買賣前10個交易日股份在聯交所所報之平均收市價每股0.27港元折讓約7.41%;

(c) 股份於最後可行日期在聯交所所報之收市價每股0.395港元折讓約36.71%;及

(d) 本集團於二零零一年十二月三十一日之經審核資產淨值約每股0.347港元(按本集團之經審核資產淨值約362,200,000港元及已發行股份1,043,563,171股計算)折讓約27.95%。

於有關期間,股份於聯交所所報之最高收市價為0.395港元(於二零零二年七月十五日),股份於聯交所之最低收市價為每股0.222港元(於二零零二年三月十一日)。

按本公佈日期已發行股份總數1,043,563,171股計算,收購建議估計本公司約值260,900,000港元。有關估值乃由收購人及賣方按公平原則磋商釐定。本公司於最後可行日期並無未行使可換股證券、認股權證或購股權。

無條件收購建議

收購建議乃無條件及毋須待收購建議達致某個接納水平方可作實。

印花稅

有關接納收購建議而產生之賣方從價印花稅（每1,000港元（或其部分）須繳付1.00港元）將由接獲收購建議之股東支付，並將從收購建議項下結欠有關人士之代價中扣除。

收購人將根據印花稅條例（香港法例第117章）支付接納股東就接納收購建議時須支付之任何印花稅。

強制性收購

收購建議並不擬透過強制收購任何股份為本身謀取任何利益。

接納收購建議之影響

任何股東一旦接納收購建議，即被視為構成一項擔保，以保證彼根據收購建議出售之所有股份並不附帶任何留置權、押記、選擇權、索償、衡平權、不利權益、第三方權利或產權負擔，並附有其所附之一切權利，包括（但不限於）有權收取於接納日期或之後所宣派、作出或支付之股息及分派。

買賣及持有股份

於股份認購協議完成前，收購人已擁有347,472,768股股份，佔本公司現有已發行股本之33.30%。此外，方先生及李先生均為董事，並為與收購人一致行動人士，除透過收購人持有本公司間接股權外，另分別持有20,130,000股股份及16,332,520股股份，佔本公司現有已發行股本約1.93%及約1.56%。於股份認購協議完成後，收購人及與其一致行動人士合共擁有383,935,288股股份，佔本公司現有已發行股本約36.79%。

於股份認購協議完成後，收購人及與其一致行動人士擁有733,935,288股股份，佔本公司現有已發行股本約70.33%。除上述股份外，收購人及與其一致行動人士（包括方先生、李先生及新加坡發展）於最後可行日期概無持有任何股份。

於二零零二年四月十八日，收購人按每股0.23港元認購14,973,540股股份，佔本公司現有已發行股本約1.43%。除本公佈所披露者外，收購人或其董事或與收購人一致行動之任何人士於有關期間內概無買賣任何股份或任何可轉換為股份之其他證券，包括認股權證、購股權或認購權。

概無與本公司、任何人士（根據收購守則「聯繫人士」定義被視為本公司聯繫人士之第(1)、(2)、(3)及(4)類人士）、收購人及與收購人一致行動之任何人士訂立任何屬收購守則第22條註釋8所界定之安排或賠償安排。

於最後可行日期，概無人士不可撤回地向收購人承諾接納或拒絕收購建議。

本公司於股份認購協議完成前及完成後但收購建議開始前之股權架構如下：


完成前
賣方
收購人及與
其一致行動人士
公眾人士
33.54%
36.79%
29.67%
本公司
完成後
收購人及與
其一致行動人士
公眾人士
70.33%
29.67%
本公司

接納期

儘管收購人不擬延長收購建議，惟其根據收購守則之相關條文保留其權利。除非收購建議獲延長，收購建議將於二零零二年八月七日星期三下午四時正截止。收購建議接納書必須於二零零二年八月七日星期三下午四時前分別送達過戶處。

收購建議適用情況

香港以外人士於接納收購建議時可能受有關司法權區之法例影響。非居於香港人士須瞭解及遵守彼等所在司法權區之任何適用規定。

欲接納收購建議之海外股東有責任全面履行有關司法權區就此有關之法例，包括獲得所需政府機構、外匯管制或其他同意及符合其他所需手續或法定規定。任何該

等海外股東須支付有關司法權區應付之過戶費或其他稅項，而收購人或新加坡發展亞洲及代表彼等之任何人士有權就該等海外股東須付之任何該等過戶費或其他稅項獲得全數賠償及概不承擔責任。

收購建議之其他資料

收購建議之其他資料，其中包括條款及條件及接納手續載於本文件附錄一及隨附之接納表格內。

提出收購建議之原因

於股份認購協議前，收購人及與其一致行動人士合共持有本公司投票權約36.79%，少於50%，緊隨股份認購協議完成後，有關股權總額增至約70.33%，較彼等於截至及包括股份認購協議完成日期止12個月期間之最低持股百分比增加超過2%。因此，收購人須根據收購守則第26條就全部已發行股份(收購人及與其一致行動人士所擁有者除外)提出無條件強制性現金收購建議。

收購人之資料

收購人為一家於英屬處女群島註冊成立之投資控股公司，為控股股東，連同與其一致行動人士持有383,935,288股股份，佔股份認購協議完成前及緊隨股份認購協議完成後本公司現有已發行股本分別約36.79%及70.33%。收購人之已發行股本由方先生及李先生分別實益擁有51%及49%。方先生及李先生為收購人之唯一董事，方先生為本公司主席，而李先生為本公司董事兼行政總裁。

於最後可行日期，除指定用作收購建議之現金等值資產及於本公司之股權外，收購人並無擁有任何其他重大資產，亦無從事任何其他業務。

收購人不擬將根據收購建議收購之股份轉讓予任何其他人士。

收購人就本集團之意向

業務

本集團主要從事開發、製造及銷售液晶體顯示屏電子零件。誠如本集團截至二零零一年三月三十一日止年度之年報所披露，本集團將繼續執行成本控制措施，以改善產品質素及擴闊其客戶基礎，從而增加其市場佔有率。收購人對本集團之前景充滿信心，並認為股份認購協議乃進一步獲取本公司較大股權之良機。收購人擬本集團繼續其現有業務。收購人不擬對本集團之業務作出任何重大改動或於收購建議完成後重新調配本公司之任可固定資產。

鑒於收購人乃本公司之關連人士，根據上市規則向或由收購人提出之任何建議收購或出售資產將構成本公司之關連交易，須受上市規則條文所規限及視乎情況而定，須於股東特別大會上獲得獨立股東（收購人及其聯繫人士除外）之批准。目前並無訂立計劃於收購建議截止後向收購人或其任何聯繫人士建議收購或出售任何資產。

聯交所已表明，倘本公司繼續在聯交所上市，本公司收購或出售任何資產須受上市規則之條文規限。根據上市規則，不論收購或出售之規模，尤其當有關收購或出售偏離本公司之主要業務時，聯交所有權要求本公司向股東寄發通函。根據上市規則，聯交所亦有權將連串收購或出售合併處理，而任何該等收購或出售可能導致本公司被視為新申請上市之公司，而須遵守上市規則所載有關新申請上市公司之規定。

董事及管理層

董事凌安海博士、陳慶棟先生及黃錦華先生（凌安海博士之替任董事）將於收購建議截止日期辭任。

除上述董事會變動外，收購人無意對管理層及董事會作出重大改動。收購人擬由現有管理層繼續負責本集團之日常業務運作，而收購建議完成後本公司及其附屬公司之員工將繼續獲僱用。

持續上市

收購人擬繼續維持股份在聯交所上市。故此，本公司及收購人已分別向聯交所承諾，於收購建議截止後一個月內採取適當措施以確保根據上市規則第8.08條於任何時候公眾人士持有之所有股份最少為25%。

聯交所已表示，倘收購建議截止後公眾人士持有之所有股份少於25%，或聯交所相信出現或可能出現造市之情況，或公眾人士所持之股份數目不足以維持有秩序之市場，則聯交所將考慮行使酌情權暫停股份買賣。

接納手續

為接納收購建議，　閣下須根據收購建議文件附錄一第38頁至第45頁所載之手續填妥及簽署隨附之接納表格。

清還代價

結欠接納收購建議之股東之代價將於已填妥之接納表格、相關股票及／或過戶收據及／或任何其他所有權文件及／或還清就此所須之任何賠償保證或多項賠償保證送達過戶處（地址為香港干諾道中111號永安中心5樓）以確認接納收購建議完成及有效後10日內支付。適當現金數目之支票或銀行本票將於上述有關文件接獲後10日內寄發予接納收購建議之股東各自之登記地址。所有該等支票或銀行本票將郵寄予獲授權人士，郵誤風險概由彼等承擔，收購人、新加坡發展或過戶處概不就傳送過程之任何損失或延誤承擔責任。

收購建議之其他條款

其他條款

收購建議之其他條款,包括接納手續、收購建議之接納期及修訂載於收購建議文件附錄一及隨附之接納表格內。

其他資料

閣下務請細閱各附錄(收購建議文件之組成部分)所載之其他資料。

稅項

獨立股東如接納收購建議之潛在稅務有任何疑問,應諮詢彼等之專業顧問。收購人、與收購人一致行動人士、新加坡發展及彼等各自之董事對接納收購建議可能產生之任何稅務影響或稅務負債概不負責。

一般資料

閣下務請注意:(i)本公司董事會函件(見收購建議文件第6頁至第12頁);(ii)獨立董事委員會致獨立股東之函件(見收購建議文件第22頁至第23頁);及(iii)嘉洛證券融資致獨立董事委員會之意見書(見收購建議文件第24頁至第37頁)。 閣下應於考慮該等文件後及根據其中所載之意見決定接納或拒絕收購建議。如 閣下對收購建議任何方面或收購建議文件之內容有任何疑問,應諮詢 閣下之股票經紀、銀行經理、律師或其他專業顧問。

此致

列位獨立股東 台照

代表
新加坡發展亞洲融資有限公司
董事
劉志華　　洪琬貽
謹啟

二零零二年七月十七日



YEEBO (INTERNATIONAL HOLDINGS) LIMITED
億都（國際控股）有限公司
（於百慕達註冊成立之有限公司）

執行董事：
方　鏗太平紳士（主席）
李國偉
淩安海博士
林錦祥
黃錦華（凌安海博士之替任董事）

非執行董事：
田北俊議員GBS，JP*
朱知偉*
陳慶棟

*　　獨立非執行董事

註冊辦事處：
Cedar House
41 Ceder Avenue
Hamilton HM 12
Bermuda

總辦事處及
主要營業地點：
香港
新界
葵涌
華星街2-6號
安達工業大廈
7樓

敬啟者：

由新加坡發展亞洲融資有限公司
代表
ANTRIX INVESTMENT LIMITED
就億都（國際控股）有限公司
全部已發行股份（由ANTRIX INVESTMENT LIMITED或
與其一致行動人士擁有之股份除外）
提出之強制性無條件現金收購建議

諸言

本函件為二零零二年七月十七日本公司刊發之收購建議文件之一部分。除文義另有所指外，本函件之詞語與收購建議文件所界定者具相同意義。

由於董事為與建議建議各方無關之獨立人士，吾等獲委任為獨立董事委員會成員，考慮收購建議之條款及就收購建議條款對獨立股東是否公平合理為　閣下提供吾等之意見。嘉洛證券融資獲委任為獨立財務顧問，就收購建議條款向獨立董事委員會提供建議。有關建議之詳情及作出推薦意見之考慮因素載於收購建議文件第24頁至第37頁嘉洛證券融資函件。

敬希　閣下垂注：(i)董事會函件；(ii)新加坡發展函件；(iii)嘉洛證券融資函件；及(iv)載於收購建議文件各附錄之其他資料。

推薦意見

經考慮收購建議條款及嘉洛證券融資之意見，吾等認為收購建議條款對獨立股東公平及合理，並建議獨立股東接納收購建議或（倘股份之市價（扣除佣金後）高於每股股份之收購價）於市場出售彼等之股份。股東倘認為本公司之未來前景吸引，可考慮保留彼等於本公司之所有或部份權益。

此致

列位獨立股東　台照

代表
獨立董事委員會
獨立非執行董事
田北俊議員GBS，JP　朱知偉
謹啟

二零零二年七月十七日

以下為嘉洛證券融資函件之全文，當中載有其就收購建議向獨立董事委員會提出之意見。



嘉洛證券融資有限公司
Quam Capital Limited
A Subsidiary of Quam Limited

香港中環畢打街11號
置地廣場告羅士打大廈3308室
Room 3308 Gloucester Tower
The Landmark
11 Pedder Street
Central, Hong Kong

敬啟者：

強制性無條件現金收購建議

謹此提述吾等獲委任為獨立財務顧問，就收購建議之條款是否公平合理向獨立董事委員會提供意見。收購建議之詳情載於日期為二零零二年七月十七日之致股東文件（「文件」）內，本函件為文件一部份。除文義另有所指者外，本函件所用詞彙與文件所界定者具有相同涵義。

作為獨立董事委員會之獨立財務顧問，吾等之責任乃就收購建議之條款對獨立股東而言是否公平合理，向獨立董事委員會提出獨立意見，以供其向獨立股東提出意見。

於達致吾等推薦意見時，吾等曾依賴　貴公司及其顧問向吾等提供之資料及事實。吾等已假設文件（由董事提供及彼等須對此負全責）所載或所提述之一切關於　貴公司或　貴集團之資料及聲明，於提供時屬真實準確及可以倚賴。而收購人董事亦已在文件附錄三載列之責任聲明中宣佈，彼等共同及個別地對文件內所載有關收購建議（包括收購人對　貴公司之未來意向）資料之準確性負責。吾等並已假設文件所載或所提述之一切陳述及聲明，於提供時屬真實準確，並於文件刊發日期仍屬真實準確。吾等無理由懷疑董事向吾等提供之資料及聲明之真實性、準確性和完整性，而董事亦已向吾等確認，於文件內提供或提述之資料並無遺漏任何重大事實。

吾等認為，吾等已審閱足夠資料以達致作出知情觀點及證明吾等倚賴文件所載資料之準確性和完整性足以為吾等之推薦意見提供合理基礎。然而，吾等並無對有關資料進行獨立查證，亦無對　貴集團或收購人之業務及營運作出任何形式之深入調查。

吾等亦無考慮獨立股東於接納收購建議後所受到之稅務影響，因有關影響取決於彼等之個別情況。駐居香港境外或須就證券買賣繳納海外稅項或香港稅項之獨立股東尤其應考慮彼等本身有關收購建議之稅務狀況，如有任何疑問，應諮詢彼等之專業顧問。

收購建議之背景

於二零零二年六月二十七日，　貴公司與收購人聯合公佈，收購人與賣方已於二零零二年六月二十五日訂立股份認購協議，按股份認購協議之條款及條件，以每股股份0.25港元向賣方認購350,000,000股股份，佔　貴公司現有已發行股本約33.54%，總代價為87,500,000港元，並須以現金支付。股份認購協議已於二零零二年六月二十五日完成。

於股份認購協議完成前，收購人及與其一致行動人士（「一致行動人士」）擁有383,935,288股股份權益，佔　貴公司現有已發行股本約36.79%。收購銷售股份（佔貴公司現有已發行股本約33.54%）使收購人及與其一致行動人士之持股量與截至及包括股份認購協議完成日期止12個月之最低持股百分率比較，已增加超過2%。因此，收購人及與其一致行動人士須根據收購守則第26條就全部股份（收購人及與其一致行動人士已擁有或已同意收購者除外）提出無條件強制性現金收購建議。

於最後可行日期，收購人及與其一致行動人士擁有733,935,288股股份，佔　貴公司現有已發行股本約70.33%。

新加坡發展亞洲代表收購人按下列基準提出收購建議：

每股股份 現金0.25港元

獨立股東應參考新加坡發展發出之函件以查閱收購建議之資料。

主要考慮因素及原因

吾等就收購建議之條款達致向獨立董事委員會提出推薦意見及意見時，曾考慮下列主要因素及原因：

1. 收購價

收購價與賣方根據股份認購協議就每股股份所收取之現金代價相同。按最後可行日期已發行股份1,043,563,171股（「現有已發行股本」）計算，收購建議估算 貴公司價值約為260,900,000港元。

股價之表現

下表概述股份從二零零一年六月（即二零零二年六月二十七日刊發收購建議公佈（「該公佈」）前12個月）至最後可行日期（「十二個月期間」）每月之每日最高收市價及最低收市價及平均每日收市價：

	最高收市價（港元）	最低收市價（港元）	平均每日收市價（港元）
二零零一年			
六月	0.445	0.370	0.405
七月	0.380	0.320	0.364
八月	0.380	0.320	0.355
九月	0.320	0.208	0.255
十月	0.250	0.200	0.209
十一月	0.290	0.245	0.272
十二月	0.260	0.250	0.252
二零零二年			
一月	0.255	0.246	0.248
二月	0.246	0.228	0.241
三月	0.230	0.222	0.227
四月	0.238	0.230	0.233
五月	0.270	0.230	0.247
六月一日至六月二十四日	0.270	0.270	0.270
六月二十五日至六月二十八日	0.270	0.270	0.270
七月二日至最後可行日期	0.395	0.270	0.330
十二個月期間	0.445	0.200	0.278

來源：www.hkex.com.hk

下圖顯示於十二個月期間股份之每日收市價(「股價」)相較恒生指數之變動情況:


股份表現
港元
0.50
0.45
0.40
0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00
億都
恒生指數
14,000
13,000
12,000
11,000
10,000
9,000
8,000
收購價
0.25港元
二零零一年 六月
二零零一年 七月
二零零一年 八月
二零零一年 九月
二零零一年 十月
二零零一年 十一月
二零零一年 十二月
二零零二年 一月
二零零二年 二月
二零零二年 三月
二零零二年 四月
二零零二年 五月
二零零二年 六月
二零零二年 七月
期間

來源: www.hkex.com.hk

每股股份0.25港元之收購價較:

i. 股份於十二個月期間之平均收市價約0.278港元折讓約10.07%;

ii. 股份於二零零一年六月八日在聯交所所報之最高收市價每股0.445港元折讓約43.82%;

iii. 股份於十二個月期間於二零零一年十月四日在聯交所所報之最低收市價每股0.200港元溢價約25.00%;

iv. 股份於二零零二年六月二十四日(即股份暫停買賣以待發表該公佈前之最後交易日)在聯交所所報收市價每股0.27港元折讓約7.41%;

v. 股份於截至及包括二零零二年六月二十四日前10個交易日之平均收市價每股0.27港元折讓約7.41%;

vi. 股份於截至及包括二零零二年六月二十四日前30個交易日之平均收市價每股0.26港元折讓約3.85%;

vii. 股份於二零零二年六月二十八日（即股份暫停買賣以待發表該公佈後恢復買賣之首日）在聯交所所報收市價每股0.27港元折讓約7.41%。然而股份是日並無買賣記錄；及

viii. 股份於最後可行日期之收市價每股0.395港元折讓約36.71%。

如上文股價圖所示，股份於有關期間約六個月內均在收購價水平或其下買賣。股份於十二個月期間之平均每日收市價約為每股0.278港元，較收購價溢價約11.2%。

於約二零零一年九月底之前，股價均與恆生指數同步變動。股價由二零零一年六月八日錄得之0.455港元跌至二零零一年十月四日錄得之0.20港元十二個月最低位，乃追隨香港股市之整體下跌走勢。股價由二零零一年十月底之0.20港元短暫升至二零零一年十一月初之約0.29港元，亦大體上與同期恆生指數上升走勢同步。其後，股價在約二零零二年五月中之前逐步回落，在該段期間股價表現弱於恆生指數。由約二零零一年十二月中起至約二零零二年五月中，股份大致上持續在收購價水平或以下買賣。自五月中起，股價由0.23港元微升至0.27港元。該公佈發表後，股價由0.27港元升至最後可行日期之0.395港元。

貴公司分別於二零零一年十二月十七日及二零零二年四月二日發表截至二零零一年九月三十日止六個月之業績公佈（「中期業績公佈」）及截至二零零一年十二月三十一日止九個月之業績公佈（連同中期業績公佈統稱為「該等業績公佈」）。如上文股價圖所示，該等業績公佈之發表與股價之表現並無任何明顯關係。

吾等注意到， 貴公司於十二個月期間並無進行任何須根據上市規則作出披露之重要公司活動。於同期內，除該等業績公佈及該公佈外， 貴公司概無就任何股價敏感資料發表任何公告。有鑒於此，吾等認為股價在該公佈發表前於有關期間之波動表現乃純因當時市場力量所致，而並非對 貴公司任何消息作出反應。

亦應注意，除二零零一年十二月及二零零二年一月兩個月外，在十二個月期間股份之平均每日成交量持續低於 貴公司現已發行股本之0.01%及除收購

人及與其一致行動人士以外股東於最後可行日期所持有股份(「公眾持有股份」)之0.03%(股份流通狀況之詳盡分析請參閱下一節)。

鑒於股份之流通狀況及收購價較股份在十二個月期間平均每日收市價折讓約10%，吾等認為，就此而言收購價按上文分析表示之折讓率乃屬合理。

股份之流通狀況

下表載列股份於十二個月期間之成交量：

	成交量	平均每日成交量	平均每日成交量佔現有已發行股本百分比	平均每日成交量較公眾持有股份百分比 (附註)
	(股份)	(股份)	(%)	(%)
二零零一年				
六月	536,600	26,830	0.0026	0.0087
七月	124,000	6,526	0.0006	0.0021
八月	167,000	7,261	0.0007	0.0023
九月	633,000	31,650	0.0030	0.0102
十月	185,000	9,250	0.0009	0.0030
十一月	786,400	35,745	0.0034	0.0115
十二月	16,105,000	847,632	0.0812	0.2738
二零零二年				
一月	2,306,800	104,855	0.0100	0.0339
二月	14,000	824	0.0001	0.0003
三月	142,400	7,120	0.0007	0.0023
四月	128,000	6,400	0.0006	0.0021
五月	53,000	2,524	0.0002	0.0008
六月一日至六月二十四日	1,400	88	0.0000	0.0000
六月二十五日至六月二十八日	0	0	0.0000	0.0000
七月二日至最後可行日期	84,500	8,450	0.0008	0.0027

來源：www.hkex.com.hk

附註：按最後可行日期之公眾持有股份309,627,883股計算。

下圖顯示股份於十二個月期間之每日成交量：


成交量
股數
（千股）
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
二零零一年 六月
二零零一年 七月
二零零一年 八月
二零零一年 九月
二零零一年 十月
二零零一年 十一月
二零零一年 十二月
二零零二年 一月
二零零二年 二月
二零零二年 三月
二零零二年 四月
二零零二年 五月
二零零二年 六月
二零零二年 七月
期間

來源： www.hkex.com.hk

如上表所示，股份於十二個月期間交投十分疏落，每月平均每日成交量由約88股至847,632股不等，佔　貴公司現有已發行股本不足0.0001%至約0.0812%。在十二個月期間全部273個交易日當中，有113個交易日股份在聯交所全無買賣記錄。

股份由二零零一年十二月底至約二零零二年一月初期間之買賣異常活躍。股份成交量此一偶發性增加大體上於　貴公司二零零一年十二月發表中期業績公佈之同時及於其後發生。於截至二零零一年九月三十日止六個月，　貴公司錄得未經審核純利約3,810,000港元，與截至二零零一年三月三十一日止財政年度（「二零零一財政年度」）同期純利約3,500,000港元比較增升約9%。

經審閱股份在十二個月期間成交量方面之過往記錄後，吾等認為在同期內股份之買賣缺乏流通，應是考慮收購價是否合理公平一項重要因素。

有形資產淨值

貴公司於二零零一年十二月三十一日（即　貴公司最近期資產負債表之刊發日期）之經審核綜合有形資產淨值（「有形資產淨值」）約為362,160,000港元。按　貴公司現有已發行股本計算，該款額相當於每股股份約0.347港元。每股

股份0.25港元之收購價較　貴公司每股股份於二零零一年十二月三十一日之經審核有形資產淨值折讓約27.95%。

以下為相關股份於二零零二年六月二十四日（即股份認購協議訂立日期前一日）收市價相較吾等認為業務性質及規模可與　貴公司作比較之七家在聯交所主板上市之香港公司（「可比較公司」）之每股有形資產淨值之溢價／折讓分析。可比較公司全部在香港從事電子產品元件（包括液晶體顯示屏、印刷電路板、電阻、光纖纜及／或石英計時器應用元件）製造業務及市值在100,000,000港元至400,000,000港元之間（按有關股份於二零零二年六月二十四日在聯交所所報之收市價計算）。

	最近刊發年報所示之年結日	於二零零二年六月二十四日之收市價（港元）	於二零零二年六月二十四日之市值（百萬港元）	最近刊發年報中披露之每股有形資產淨值（附註1）（港元）	較每股有形資產淨值之溢價／（折讓）(%)
秀華國際集團控股有限公司	二零零一年三月三十一日	0.25	117	0.351	(28.75)
通達集團控股有限公司	二零零一年十二月三十一日	0.042	127	0.057	(26.67)
Fu Cheong International Holdings Limited（附註2）	二零零一年十二月三十一日	0.148	178	0.039	275.11
科達集團（控股）有限公司	二零零一年三月三十一日	0.02	230	(0.022)	不適用
深圳中航實業股份有限公司（附註3）	二零零一年十二月三十一日	1.26	305	4.738	(73.41)
連達科技控股有限公司	二零零一年十二月三十一日	1.05	336	0.635	65.24
兩儀控股有限公司	二零零一年十二月三十一日	0.068	365	0.042	60.56
貴公司（附註4）	二零零一年十二月三十一日	0.25	282	0.347	(27.95)

來源：可比較公司各自之年報及www.hkex.com.hk

附註：

1. 為求連貫一致，每股有形資產淨值乃按可比較公司各自於二零零二年六月二十四日之已發行股份數目計算。

2. 根據該公司年報披露之備考每股有形資產淨值計算。

3. 年報所示金額為人民幣，為便於比較，已按1.00港元=人民幣1.08元之匯率換算為港元。

4. 採用0.25港元之收購價及股份於截至二零零一年十二月三十一日止九個月之每股經審核有形資產淨值0.347港元乃為便於比較。

如上表所示，可比較公司之股價相較該等公司各自之每股有形資產淨值差異甚大，由折讓約73.41%至溢價275.11%不等。鑒於收購價相較 貴公司每股股份有形資產淨額之折讓率在上述範圍之內，吾等認為該折讓就此而言屬可以接受。

全面現金收購建議之近期案例

二零零二年一月以來，(由於有關收購人提出收購被收購公司現有股份)共有六宗涉及聯交所上市公司(「被收購公司」)之強制性全面收購建議。吾等茲將收購價、有關被收購公司當時股價及每股有形資產淨值概述如下：

公司名稱	收購建議初步宣佈日期	收購價	股份於緊接收購建議宣佈前之收市價	收購價對股價之溢價／(折讓)	摘錄自最近刊發財務報表之最新有形資產淨值	最近刊發財務報表日期	對每股有形資產淨值之折讓
		(港元)	(港元)	(%)	(港元)		(%)
齊翔食品國際有限公司	二零零二年一月二日	0.049	0.055	(10.91)	0.087	二零零一年十月三十一日	(43.68)
中國太陽神控股有限公司	二零零二年一月十一日	0.072	0.205	(64.88)	0.350	二零零一年六月三十日	(79.43)
盈榮集團有限公司	二零零二年一月二十五日	0.418	1.100	(62.00)	0.488	二零零一年六月三十日	(14.34)
恒光實業有限公司(附註)	二零零二年一月三十一日	0.00623	0.100	(93.77)	(0.462)	二零零一年六月三十日	不適用
金犀寶控股有限公司	二零零二年三月七日	0.040	0.155	(74.19)	0.051	二零零一年六月三十日	(21.26)
理文集團有限公司	二零零二年四月二十九日	0.215	0.450	(52.22)	0.686	二零零一年九月三十日	(68.64)
中位數				(63.44)			(43.68)
平均數				(59.66)			(45.47)
貴公司	二零零二年六月二十七日	0.250	0.270	(7.41)	0.347		(27.95)

附註：該公司於最近刊發財務報表日期錄得淨負債，故計算被收購公司有關收購價相較每股有形資產淨值折讓率中位數及平均數時未予納入。

由上表可知,收購價相較緊接該公佈前股份收市價及每股有形資產淨值之折讓均在折讓範圍之內以及小於相關收購價相較被收購公司之折讓中位數及平均數。因此,吾等認為收購價相較收購建議宣佈前股份之最後買賣價及每股股份有形資產淨值之折讓乃可以接受。

市盈率

收購價相當於　貴集團二零零一年財政年度純利每股股份約0.80仙之約31.25倍市盈率。下表載列可比較公司於二零零二年六月二十四日之市盈率:

	最近刊發年報所示之年結日	股份於二零零二年六月二十四日之價格	於最近刊發年報內披露之盈利	於二零零二年六月二十四日之往績市盈率
		港元	千港元	(附註1)
秀華國際集團控股有限公司(附註2)	二零零一年三月三十一日	0.375	5,453	不適用
通達集團控股有限公司	二零零一年十二月三十一日	0.068	(133,287)	4.22
Fu Cheong International Holdings Limited	二零零一年十二月三十一日	1.260	49,018	4.38
科達集團(控股)有限公司(附註2)	二零零一年三月三十一日	0.020	(27,459)	不適用
深圳中航實業股份有限公司	二零零一年十二月三十一日	0.148	40,563	6.22
連達科技控股有限公司	二零零一年十二月三十一日	0.120	(38,976)	15.63
兩儀控股有限公司	二零零一年十二月三十一日	0.042	30,086	不適用
中位數				5.30
平均數				7.61
貴公司(附註2)	二零零一年三月三十一日			31.25

附註:

1. 該等可比較公司於上一財政年度各自錄得虧損,故計算上表中位數及平均數時未有納入。

2. 採用0.25港元之收購價乃為便於比較。

可比較公司之市盈率幅度由4.22倍至15.63倍，差異頗大。收購價／盈利率為 貴集團二零零一年財政年度純利每股股份約0.80仙之約31.25倍，明顯高於上表所示可比較公司各自之市盈率。因此，吾等認為收購價之市盈率屬於合理。

股息

於二零零一年財政年度及截至二零零一年十二月三十一日止九個月期間，貴集團錄得股東應佔溢利分別約5,800,000港元及5,900,000港元，而於有關期間並無派付或宣派任何股息。吾等已審閱 貴公司過往之派息記錄，注意到其於回顧期間（定義見本函件「貴集團財務表現」一段）並無派付或宣派任何股息。因此，無從評估收購價就 貴公司過往股息收益記錄而言是否公平合理。

2. 貴集團之財務表現

貴集團截至二零零一年三月三十一日止兩個財政年度（「回顧期間」）之財務資料概要載於文件附錄二。如財務概要所示， 貴集團之營業額由截至二零零零年三月三十一日止年度（「二零零零年財政年度」）約321,000,000港元，下跌至二零零一年財政年度約272,000,000港元，相當於下跌約15.3%。

吾等獲董事告知， 貴集團近年營業額顯著下跌是由於(i)香港電子產品製造廠兩個主要集成電路供應地台灣及俄羅斯之集成電路普遍短缺；(ii)一九九七年底爆發亞洲金融危機後導致香港經濟低迷（以實質本地總產值下跌表示）；及(iii)競爭對手在華南華東地區增加設廠及提升產能造成液晶體顯示屏製造業競爭激烈，導致 貴集團在有關期間之營業額顯著下跌。

然而， 貴集團之純利由二零零零年財政年度約4,500,000港元，增升至二零零一年財務年度約5,800,000港元，相當於增長約28.9%。該增升之主要原因，乃 貴集團不斷努力透過收緊成本控制及減少員工數目以減低行政支銷所致。

3. 貴集團業務及未來前景

於回顧期間， 貴集團主要從事製造及銷售液晶體顯示屏及其他電子元件(包括印刷電路板、熱壓導電紙及觸膜屏)。於二零零一年財政年度， 貴集團超過90%營業額來自其液晶體顯示屏業務，其餘則來自 貴集團之其他電子元件業務(該業務對 貴公司純利之貢獻並不顯著)。於二零零一年九個月期間， 貴集團進一步縮減印刷電路板部門之營運，希望集中經營液晶體顯示屏業務。據董事知會，就此已於該段期間為呆壞賬及物業、廠房及設備撥備合共約3,000,000港元。

誠如二零零一年財政年度之年報所述， 貴集團有意將客戶基礎分散以提升其市場佔有率，並加強 貴集團之低生產成本基礎、產品質素及市場推廣努力。為實現客戶基礎分散化之目標， 貴集團已於截至二零零二年三月三十一日止年度(「二零零二年財政年度」)成立一支市場推廣隊伍以處理客戶服務。

董事根據 貴集團二零零二年首六個月之手頭訂單趨勢預測 貴集團產品之訂單會持續增加。 貴集團在二零零二年財政年度安裝了一條高檔次液晶體顯示產品生產線，期望進一步提升 貴集團之產能約20%，以及改良產品質素。

誠如 貴集團二零零一年財政年度之年報所披露， 貴集團約90%客戶乃在香港。然而，據董事告知， 貴集團客戶之製成品絕大部份出口往其他地區，例如美利堅合眾國(「美國」)及歐洲，為香港兩大主要出口市場。美國經濟擺脱二零零一年之衰退開始復甦，於年初(二零零二年第一季)以6.1%之年率增長。另一方面，二零零二年四月，歐盟認為二零零二年歐洲經濟正按歐洲委員會之春季經濟預測復甦，儘管預測二零零二年歐元區之國內生產總值將跌至1.4%，惟歐洲委員會預期於二零零三年有關數字將上升多於兩倍至2.9%。

吾等曾與董事討論 貴集團之未來前景，彼等基於上文所述手頭訂單而對 貴集團近期表現感到樂觀。然而，根據回顧期間 貴集團之過往財務表現(上一節已就此作出詳細論述)，吾等注意到 貴集團之業績在頗大程度上受其業務環境及非其所能控制之外圍因素所影響。因此，吾等認為 貴集團之未來表現將仍相當倚賴所經

營業務環境，尤其　貴集團客戶製成品之兩大出口市場美國及歐洲之經濟表現，而該兩國經濟在不久將來會否維持現時之向好趨勢乃並無保證。

4.　收購人之意向

收購人對　貴公司之意向，於文件所載之新加坡發展函件中已作披露。應該注意到，收購人無意於收購建議終止後對　貴集團現有業務作出改變，或除淩安海博士、陳慶棟先生及黃錦華先生將告辭任外，對　貴公司管理層或僱員作任何重大改動。收購人亦有意由現管理層繼續管理　貴集團日常業務。此外，吾等注意到收購人之實益擁有人方先生及李先生均已加盟　貴集團及參與其管理超過六年。

鑒於上述各點，吾等認為，於收購建議終止後，　貴集團之未來前景不會因淩安海博士、陳慶棟先生及黃錦華先生（賣方於　貴公司董事會之代表）之辭任而受到不利影響。

然而，吾等建議獨立股東於作出是否接納收購建議之決定時，應考慮　貴公司現管理層管治下之　貴公司往績記錄。　貴公司之過往財務資料載於文件附錄二內。

推薦意見

儘管收購價較股份於二零零一年十二月三十一日之最後經審核有形資產淨值每股0.347港元折讓約27.95%及較股份於十二個月期間之平均每日收市價每股0.278港元折讓約10.07%，經考慮上文論述之主要因素，尤其：

1.　於十二個月期間股份買賣之流通性甚低；

2.　收購價相較該公佈發表前之最後買賣價之折讓率，明顯較所有被收購公司之全面現金收購建議相較所涉及股份於收購建議初步公佈前之最後買賣價之折讓率為低；及

3.　收購建議乃以現金支付。

吾等認為收購建議之條款對獨立股東而言乃屬公平合理，並建議獨立董事委員會向獨立股東推薦接納收購建議。

獨立股東務須注意，收購價較股份於最後可行日期之收市價折讓約36.71%。倘股份之市價於收購建議期間繼續高於收購價，而出售所得款項經扣除交易成本後超逾收取自收購建議之得款，則獨立股東應考慮在市場出售其股份，代替接納收購建議。獨立股東亦應注意股份之成交量在十二個月期間普遍疏落。因此，收購建議乃向獨立股東提供一個出售彼等於　貴公司股權之機會。然而，對　貴集團業務有興趣及對其前途有信心之股東，可考慮保留其一部份或全部股份。

獨立股東應細閱收購人函件中詳述之收購建議接納手續，並應根據個別情況及投資目標，作出將其股份投資變現或保留之決定。

此致

億都(國際控股)有限公司
獨立董事委員會　台照

代表
嘉洛證券融資有限公司
董事　Adrian J. Bradbury
董事　黃嘉倫
謹啟

二零零二年七月十七日

1. 接納之其他手續

(a) 如　閣下擬接納收購建議，而　閣下之股票及／或轉讓收據及／或　閣下股份之任何其他擁有權文件（及／或任何合格之有關一項或以上所須之賠償證明）乃以　閣下之名義持有，則　閣下必須將正式填妥之接納表格連同有關股票及／或轉讓收據及／或其他擁有權文件（及／或任何合格之有關一項或以上所須之賠償證明）一併送交過戶登記處，地址為香港干諾道中111號永安中心5樓。

(b) 如　閣下擬接納收購建議，但　閣下之股票及／或轉讓收據及／或　閣下股份之任何其他擁有權文件乃以代名人公司或　閣下以外之若干其他名義持有，則　閣下必須：

(i) 將　閣下之股票及／或轉讓收據及／或任何其他擁有權文件（及／或任何合格之有關之一項或以上賠償證明）送交代名人公司或其他代名人，並授權代表　閣下接納收購建議、及要求該代名人將正式填妥之接納表格、連同有關股票及／或轉讓收據及／或任何其他擁有權文件（及／或任何合格之有關之一項或以上賠償證明）一併送交過戶登記處；或

(ii) 安排股份由本公司透過過戶登記處登記在　閣下之名下，並將正式填妥之接納表格連同有關股票及／或轉讓收據及／或任何其他擁有權文件（及／或任何合格之有關之一項或以上賠償證明）一併送交過戶登記處。

(c) 如　閣下擬接納收購建議，且已交出　閣下之股份過戶表格辦理以　閣下名義登記之手續，但尚未收到　閣下之股票，亦應先行填妥接納表格，連同已由　閣下正式簽署之轉讓收據一併送交過戶登記處。此舉將被視為授權收購人或其代理人代表　閣下在有關之股票發出時向本公司或過戶登記處領取有關股票，並將此等股票送交過戶登記處及在符合收購建議之條款之情況下，授權及指示過戶登記處持有該等股票，猶如股票已連同接納表格一併送交過戶登記處。

(d) 如　閣下擬接納收購建議，但暫時無法交出及／或已遺失有關之股票及／或轉讓收據及／或任何其他擁有權文件，亦應填妥接納表格交回過戶登記處，而有關股票及或轉讓收據及／或任何其他擁有權文件（及／或任何合格之有關之一項或以上賠償證明）應於其後盡快送交過戶登記處。倘　閣下遺失名下股票，應致函過戶登記處索取賠償證明文件表格，並依照其上指示填妥，然後交回過戶登記處。

(e) 收購人可酌情決定，即使在收購建議之接納表格並不完全符合規定未附上有關股票及／或轉讓收據及／或任何其他擁有權文件（及／或任何合格之有關一項或以上賠償證明）之情況下，仍視該表格為全部或部份有效，但在此等情況下，在有關股票及／或轉讓收據及／或任何其他擁有權文件（及／或任何合格之有關之一項或以上賠償證明）送交過戶登記處之前，代價將不會寄出。待有關接納文件予以核證及蓋章後，方會向有權收取代價之人士寄發應付之代價，惟代價應最遲於過戶登記處收取所有有關文件以使收購建議之接納完整及有效之日期後第十天寄出。

(f) 任何接納表格、股票、轉讓收據及／或任何其他擁有權文件（及／或任何合格之有關一項或以上賠償證明）一經送交後，概不會獲發收據。

2. 接納期間及修訂

(a) 在符合收購守則之情況下，收購人保留於本文件寄出後將收購建議延期或對其各自之條款及條件或建議代價之價值或性質或其他方面作出修訂之權利。

(b) 除非收購建議先前已延期或修訂，否則收購建議將於截止日期截止。

(c) 如收購建議延期或修訂，該延期或修訂之公佈將列明下一個截止日期。如收購建議已延期或修訂，其將自向股東寄發經修訂收購建議文件日期後起不少於十四日之期間內仍然接納收購建議，及（除非先前已延期或修訂）應在較後之截止日期截止。收購建議之任何修訂利益將給予所有股東（包

括先前接納收購建議之任何股東）。由先前已接納收購建議之任何股東或其代表（視情況而定）簽訂之任何接納表格，應被視為構成接納經修訂之收購建議，惟該持有人成為有權撤銷其接納表格並已正式撤銷者則除外。

(d) 除非收購建議已延期或修訂，否則接納表格必須由(i)有關收購建議之過戶登記處按照接納表格上所印之指示於截止日期下午四時正之前收取，方為有效。

(e) 收購人可引進新條件附加於收購建議之任何修訂，或其任何其後之修訂之上，惟僅可對實施經修訂之收購建議所需之範圍內引進該新條件，並須由執行理事同意。

(f) 如收購建議之截止日期延期，本收購文件及接納表格所指之截止日期應（除非文義另有所指）被視為指經如此延期之收購建議截止日期。

3. 公佈

收購人須在截止日期下午六時之前或在執行理事同意之較後時間就其有關收購建議之修訂、延期或到期之意向通知執行理事及聯交所。收購人須於截止日期下午七時之前發表電傳公佈註明收購建議是否經修訂、延期或到期。按照收購守則第12.2條，亦須隨後於下一個辦公日發表公佈，並註明下列各項於本公司擁有之股份總數：

- 已收取之收購建議接納表格之股份數目；
- 收購人或與其一致行動人士於收購建議期間持有、控制或指示之股份數目；及
- 收購人或與其一致行動人士於收購建議期間收購或同意收購之股份數目。

公佈須包括收購守則第3.5(c)、(d)及(f)條所規定之投票權、股份權利、衍生工具及安排。公佈亦須註明股本之有關級別，以及此等數目之投票權百分比。

計算接納收購建議之股份數目時，公佈內可包括或不包括不完全符合規定之接納表格或有待核實之接納表格所涉及之數目在內。此等接納表格所涉及之數目將分別註明。

按收購守則及上市規則規定，一切有關收購建議之公佈（經由執行理事及（如適用）聯交所確認並無進一步意見）必須以付款公佈方式至少於香港每日出版及流通之一份主要英文報章及一份主要中文報章刊登。

4. 撤回權利

(a) 股東提交之收購建議接納表格乃不可撤回，且不可撤銷，惟下文(b)項所載之情況除外。

(b) 如收購人無法遵守本附錄第3段之規定，執行理事可以要求按執行理事接受之條件向接納股東授出撤銷權，直至該條所載之要求得到符合為止。

5. 收購股份

根據收購建議收購之股份概不附帶任何索償、衡平權、留置權、押記、產權負擔、優先購買權及任何性質之任何其他第三者權利，並享有股份附帶之一切權利，包括有權收取於接納日期或之後就有關股份宣派、作出或派付之一切股息及其他分派（如有）。

6. 海外股東

向海外股東提出收購建議可能會受到有關司法權區之法例禁止或影響。海外股東應自行了解及遵守任何及所有適用之法例規定。每一海外股東如欲接納收購建議，須自行完全遵守有關司法權區在此方面之法例，包括獲得任何可能需要之政府、外滙管制或其他同意或辦理其他所需之手續或法例規定。上述任何海外股東將負責進行上述任何轉讓費或任何人士應付之其他稅項，而收購人、新加坡發展及代表彼等行事之任何人士就上述任何轉讓費或該人士可能須付之其他稅項有權全面獲得該海外股東賠償及使其免受損失。上述任何人士接納收購建議將構成該人士之保證，指該人士根據所有適用法例獲允許收取及接納收購建議及其任何修訂，而該接納按照所有適用法例應為有效及具約束力。

7. 接納表格

已親自或由代表簽訂接納表格之每一股東向收購人及新加坡發展不可撤銷地承諾、陳述、保證及同意（並且對其個人代表、繼承人、承授人及受讓人具有約束力）下列事項有效：

(a) 有關接納表格之簽訂（不論是否填妥任何空格）構成：

(i) 按照本文件及該表格所載或所指之條款及條件，接納已填在或視為填在該表格中有關本公司股份數目之收購建議，及僅受本附錄第4段所載或所指之撤回權利之規限下，該接納及選舉為不可撤回；及

(ii) 承諾簽訂任何進一步之文件、採取任何進一步之行動及作出上文可能規定之任何進一步保證，包括（但不限於）保證轉讓有關其已接納或被視為接納收購建議之股份、及轉讓有關於接納日期或之後已派付、作出或宣派所有股息及分派予收購人；

(b) 該（或該等）人士根據收購建議出售之股份概不附帶任何索償、衡平權、留置權、押記、產權負擔、優先購買權及任何性質之任何其他第三者權利，並享有股份附帶之一切權利，包括有權收取於接納日期之後，就有關股份宣派、作出或派付之一切股息及其他分派（如有）；

(c) 如該接納股東為海外股東，而其已遵守所有有關區域之法例、取得任何及所有必須之政府或其他同意、符合所有必須手續及支付有關在任何區域接納該收購建議應付之任何及所有轉讓費或其他稅項，而其並無作出或遺漏作出任何行動致使收購人、新加坡發展或任何其他人士因收購建議或其接納該收購建議而成為違反任何地區之法例或法規規定，而其根據所有適用法例獲允許收取及接納收購建議，且該接納按照所有適用法例乃有效及具約束力；

(d) 該股東將盡快將與其持有之所有股份有關之股票及／或轉讓收據及／或任何其他擁有權文件及／或任何合格之有關之一項或以上賠償證明（而有關之收購建議已獲接納或被視為接納，且概無有效撤銷，或以收購人接納之賠償取代）送交或促使送交本附錄第1(a)段所述地址之過戶登記處；

(e) 接納表格之簽訂及向過戶登記處交付接納表格將對收購人構成一項獨立及不可撤回之授權及要求，以促使將有關收購建議之任何現金付款以郵遞支票之方式（郵誤風險概由該股東承擔）寄發予其姓名及地址已載於接納表格之人士或代理人，或如無載列任何姓名及地址，則寄發予於有關股份排名首位或其唯一登記持有人之註冊地址；

(f) 本文件所載之收購建議之條款及條件應歸納入及構成接納表格之一部份，並應據此詳閱及詮釋；

(g) 就收購建議而言，其將採取所有必需或適當之行動或事項，以便將與該接納有關之股份轉歸收購人、或其代名人或其可能決定之其他人士；

(h) 其甘願就收購建議及接納表格產生之所有事宜受香港法院之司法管轄權約制；

(i) 由任何代名人接納之收購建議將被視為構成該收購人之代名人之一項保證，保證於接納表格所示之股份數目乃該代名人為該接納收購建議之實益擁有人所持有之股份總數；

(j) 收購建議及其所有接納、接納表格及根據收購建議訂立之所有合同，及根據此等條款採取或作出、或被視為採取或作出之所有行動均受香港法例管制，並按其詮釋。有關股東簽訂或由代表簽訂接納表格將構成該持有人甘願就收購建議及接納表格所產生之所有事宜受香港法院之司法管轄權約制，及持有人協議概無任何事宜限制收購人或新加坡發展由於或有關收購人及接納表格成立之法律關係之制定、效力、生效、詮釋或履行以任何其他方式受法律允許或在任何有司法管轄權之法院提呈任何行動、訴訟或程序之權利；

(k) 就接納並非以證書形式持有股份之收購建議而言，收購人保留權利對此作出可能必需或適當之修訂、增補或修改以致使任何擬接納之收購建議生效（無論是為符合中央結算之安排或規定或其他方面），惟該等修訂、增補或修改須符合收購守則之規定，或以其他方式經執行理事之同意而作出；

(l) 本文件所界定之詞語及詞句與接納表格所採用者具相同涵義，而載於或被視為載於接納表格之條款、條文、指示及授權構成收購建議之條款之一部份。本附錄之條文應被視為歸納入接納表格；及

(m) 一旦正式簽署有關收購建議之接納表格，即構成授權收購人、新加坡發展、收購人之董事或新加坡發展之任何董事或彼等各自之代理人代表接納收購建議之股東填妥及簽署接納表格及任何文件，及就收購建議而言，代表該股東採取任何其他必需或適當之行動，以便將與該接納有關之股份轉歸收購人、或收購人所指示之一位或以上人士所有。

8. 一般資料

(a) 所有由股東送交或發出或向彼等發出之通訊、通告、接納表格、股票、轉讓收據及其他所有權或賠償保證或任何其他性質之文件之郵誤風險概由彼等（或彼等指定之代理人）承擔，而收購人、新加坡發展或過戶登記處對因此而引起之任何違失責任或任何其他責任概不負責。

(b) 接納表格所載之規定為收購建議條款之部份。

(c) 儘管本附錄有任何其他規定，對於收購人及新加坡發展及彼等之代表於本文件或接納表格所載者以外、在彼等決定之任何一個或以上之地點或以任何方式收取之接納表格，彼等保留視此等接納表格為有效之權利。

(d) 本文件及接納表格之中英文版本如有歧異，概以英文版本為準。

(e) 本文件及／或接納表格或其中任何一份文件即使意外地漏派予任何應獲提呈收購建議人士，均不會導致收購建議在任何方面失效。本文件及／或接納表格即使蓄意地漏派（如有）亦不會導致收購建議在任何方面失效。

(f) 倘若在收購建議之過程中，收購人修訂收購建議之條款，所有股東（不論彼等是否已經接納收購建議）將獲享經修訂之條款之權利。經修訂之收購建議必須於經修訂之收購文件寄出之日期後最少十四日保持可予接納。

(g) 任何股東根據收購建議有權獲得之代價之結算將按照收購建議之條款全面實施，且無須理會收購人可能以其他方式有權或聲稱有權對該股東提出之任何留置權、抵銷權、反索償或其他類似權利。

1. 本公司之股本

(a) 法定及已發行股本

本公司於最後可行日期之法定及已發行股本如下：

法定股本：

2,000,000,000股	每股面值0.20港元之普通股	400,000,000港元

已發行及繳足股本：

1,043,563,171股	每股面值0.20港元之普通股	208,712,634港元

自二零零一年三月三十一日以來（本公司上個經審核財政年度之最後日期）至最後可行日期已發行25,184,880股股份。所有已發行股份在各方面享有同等地位，包括在股息、投票權及股本方面。

(b) 上市

股份於聯交所上市及買賣。本公司之已發行股本之任何一部份概無於任何其他證券交易所上市或買賣，或尋求於或擬於任何其他證券交易所進行上市或允許買賣。

2. 財務資料

(A) 截至二零零一年三月三十一日止三個年度之經審核財務業績概要

以下為摘錄自其經審核綜合財務報表之本集團截至二零零一年三月三十一日止三個年度之經審核合併業績概要：

	二零零一年 千港元	二零零零年 千港元	一九九九年 千港元
營業額	272,401	321,226	265,327
除税前溢利／(虧損)	5,812	4,635	(23,665)
税項	(8)	(139)	(9)
股東應佔溢利／(虧損)	5,804	4,496	(23,673)
股息	–	–	–
每股盈利(虧損)(港仙)			
— 基本	0.80	0.71	(9.09)
— 攤薄	0.77	0.68	不適用

(B) 截至二零零一年三月三十一日止兩個年度之經審核財務業績概要

以下所載為摘錄自本公司截至二零零一年三月三十一日止年度之經審核綜合財務報表之本集團截至二零零一年三月三十一日止兩個年度各年之經審核綜合收益表、本集團於二零零一年及二零零零年三月三十一日之經審核綜合資產負債表及本集團截至二零零一年三月三十一日止兩個年度之經審核綜合現金流量報表。

本公司之核數師德勤•關黃陳方會計師行認為財務報表真實及公平地反映本公司及本集團於截至二零零一年三月三十一日止兩個年度各年之財政狀況。

綜合收益表

	附註	二零零一年 千港元	二零零零年 千港元
營業額	3	272,401	321,226
銷售成本		(234,496)	(279,602)
毛利		37,905	41,624
其他收益		6,520	6,849
分銷成本		(4,870)	(5,874)
行政費用		(33,513)	(36,912)
經營溢利	4	6,042	5,687
出售附屬公司之虧損		(6)	—
財務成本	5	(224)	(1,052)
除稅前溢利		5,812	4,635
稅項	8	(8)	(139)
本年度純利	9	5,804	4,496
每股盈利	10		
基本		0.80仙	0.71仙
攤薄		0.77仙	0.68仙

除溢利淨額外，年內概無已確認之收益或虧損。

綜合資產負債表

	附註	二零零一年	二零零零年
		千港元	千港元
非流動資產			
物業、廠房及設備	*11*	87,038	54,065
會所會籍債券	*13*	1,959	1,959
		88,997	56,024
流動資產			
存貨	*14*	94,039	80,450
貿易及其他應收款項	*15*	62,378	89,565
銀行結存及現金		167,148	25,775
		323,565	195,790
流動負債			
貿易及其他應付款項	*16*	54,934	46,269
應付票據	*17*	2,894	5,210
稅項負債		193	265
銀行借款，無抵押	*18*	3,294	—
		61,315	51,744
流動資產淨值		262,250	144,046
		351,247	200,070
股本及儲備			
股本	*19*	203,676	128,098
儲備	*21*	147,571	71,972
		351,247	200,070

資產負債表

	附註	二零零一年 千港元	二零零零年 千港元
非流動資產			
於附屬公司之權益	*12*	349,536	199,509
流動資產			
按金及預付款項		767	113
銀行結存及現金		35	18
		802	131
流動負債			
其他應付款項及應計費用		349	2,766
欠附屬公司之款項		286	286
		635	3,052
流動資產(負債)淨值		167	(2,921)
		349,703	196,588
股本及儲備			
股本	*19*	203,676	128,098
儲備	*21*	146,027	68,490
		349,703	196,588

綜合現金流動表

	附註	二零零一年 千港元	二零零零年 千港元
經營業務所得現金流入（流出）淨額	23	15,737	(13,900)
投資回報及融資償還			
已付利息		(211)	(1,476)
已收利息		1,600	3,606
投資回報及融資償還現金流入淨額		1,389	2,130
稅項			
已付香港利得稅		(8)	(8)
已付香港以外地區之稅項		(57)	(82)
稅項現金流出		(65)	(90)
投資活動			
購買物業、廠房及設備		(24,370)	(5,167)
就安裝中機器所付定金		–	(10,036)
出售物業、廠房及設備所得款項		14	12,361
出售附屬公司所得款項	25	1	–
投資活動現金流出淨額		(24,355)	(2,842)
未計融資前之現金流出淨額		(7,294)	(14,702)

	附註	二零零一年 千港元	二零零零年 千港元
融資	*24*		
發行股份所得款項		145,578	1,978
發行股份所需開支		(205)	—
償還銀行貸款		—	(70,807)
融資所得現金流入(流出)淨額		145,373	(68,829)
現金及現金等值項目之增加(減少)		138,079	(83,531)
年初之現金及現金等值項目		25,775	109,306
年終之現金及現金等值項目		163,854	25,775
現金及現金等值項目結餘分析			
銀行結餘及現金		167,148	25,775
短期銀行貸款		(2,183)	—
信託收據貸款		(1,111)	—
		163,854	25,775

財務報表附註

1. 一般資料

本公司於一九九三年六月八日在百慕達註冊成立為獲豁免有限公司，其股份在香港聯合交易所有限公司（「聯交所」）上市。

本集團之主要業務為製造及銷售液晶體顯示器及電路版。

2. 主要會計政策

財務報表根據原始成本法編製。

此等財務報表乃按照香港一般採納之會計準則編製，所採用之主要會計政策茲列如下：

綜合基準

綜合財務報表乃將本公司及其附屬公司計至每年三月三十一日之財務報表合併計算。

年內收購或出售之附屬公司之業績，乃由收購生效日起或截至出售生效日止（視適用情況而定）列入綜合收益表。

集團內公司間之一切重大交易及結餘均已於綜合賬目時撇銷。

商譽

因綜合賬目而產生之商譽，指收購代價高於附屬公司於收購當日可分開之淨資產公平價值之差額，並於收購時即時從儲備中撇銷。負商譽指於收購當日可分開之淨資產公平價值高於收購代價之差額，並撥入儲備內。

在出售附屬公司時，出售附屬公司所得之溢利或虧損亦包括以往在儲備內撇銷或撥入儲備之商譽或負商譽。

於附屬公司之權益

附屬公司指本公司直接或間接持有其逾半數已發行股本或註冊股本，或控制逾半數投票權，或本公司控制其董事會或同類監管組織之組成之公司。

於附屬公司之投資按成本值減附屬公司之任何非臨時性減值計入本公司資產負債表。附屬公司之業績乃由本公司按本年度之收取或應收取股息作基準入賬。

收益確認

銷售貨品將於貨品付運時及擁有權轉移時予以確認。

銀行存款之利息收入乃參照尚餘本金及適用利率按時間基準累計。

存貨

存貨按成本值或可變現淨值（以較低者為準）列賬。成本包括所有購買成本及（如適用）轉換成本及使存貨達至現時地點及狀況所需之其他成本，按先入先出法計算。可變現淨值則指正常業務情況下之估計售價減去交易完成前之估計成本及銷售所需之一切估計成本之數。

稅項

稅項支出乃根據經調整非課稅或不可減免稅項之項目後之年度業績計算。時差乃因根據不同之會計期計算若干收入及開支之稅項及於財務報表中入賬而產生。時差之稅務影響以負債法計算，將於可預見之未來可能產生之負債或資產於財務報表確認為遞延稅項入賬。

物業、廠房及設備

物業、廠房及設備乃按成本減折舊入賬。資產之成本包括其購買價及任何令該資產達至可作原定用途下之現時營運狀況及地點之直接應佔成本。資產投入運作後所產生之開支（如修理及維修及檢查費用），一般於費用產生之期間在收益表中扣除。倘清楚顯示開支致使預期自資產用途取得之日後經濟效益有所增加，則該筆開支將資本化作為資產之額外成本。

出售或報廢資產所產生之盈虧乃根據該資產之出售所得款項淨額與賬面值之差額計算，並計入收益表內。

倘資產之可收回金額已跌至低於其賬面值，賬面值須予以削減以反映減值。於釐訂資產之可收回金額時，預期未來現金流量將不會折讓至其現值。

物業、廠房及設備於其估計使用年期內按直線法作出折舊及攤銷準備以撇銷其成本，折舊及攤銷年率如下：

租賃土地	按租約年期撇銷
樓宇	按估計使用年期分二十年撇銷
傢俬及裝置	10-25%
辦公室設備	15-25%
廠房及機器	10-15%
汽車	10-20%

安裝中之機器在完成及投產前概不會作出折舊準備。

會所債券

會所債券乃長期持有，並按成本值減任何非暫時性之減值計算。

營運租約

按營運租約應付之租金於有關租約年期內以直線法在收益表內扣除。

外幣

以外幣進行之交易按交易日之匯率換算。以外幣結算之貨幣資產及負債按結算日之匯率重新換算。兌換所產生之溢利及虧損則於收益表中處理。

於綜合賬目時，海外附屬公司之財務報表乃按時態法換算，原因為海外附屬公司之業務須視乎本公司申報貨幣之經濟狀況而定。綜合賬目時所產生之兌換差額於收益表中處理。

現金等值項目

現金等值項目乃指隨時可轉換為可知數額現金而於購入後三個月內屆滿之短期容易變現之投資，減去自墊支日期起計三個月內須償還之銀行墊款之項目。

退休福利計劃供款

在收益表中扣除之退休福利計劃供款指向本集團之定額供款計劃／強制性及自願性公積金計劃支付之款項。

3. 營業額

營業額指年內銷售貨品之已收及應收款項淨額。

本集團90%以上之營業額及經營溢利貢獻均來自向香港客戶所作之銷售。

本集團90%以上之營業額來自銷售液晶體顯示器。

4. 經營溢利

	二零零一年	二零零零年
	千港元	千港元
經營溢利經扣除（計入）下列各項：		
核數師酬金	480	480
折舊及攤銷	16,025	17,486
出售物業、廠房及設備之虧損（溢利）淨額	5	(2,529)
租賃物業之營運租約租金	2,657	3,061
員工成本，包括董事酬金	43,134	50,514
利息收入	(2,158)	(3,013)

5. 融資成本

	二零零一年	二零零零年
	千港元	千港元
須於五年內悉數償還之銀行借貸之利息	224	1,052

6. 董事酬金

	二零零一年 千港元	二零零零年 千港元
董事袍金	200	200
其他酬金：		
薪金及其他福利	3,549	3,404
退休福利計劃供款	129	98
酬金總額	3,878	3,702

上文所披露之董事袍金乃已付或應付予獨立非執行董事之袍金。

董事酬金分為下列組別：

	董事人數 二零零一年	二零零零年
無至1,000,000港元	3	3
1,000,001港元至1,500,000港元	1	2
1,500,001港元至2,000,000港元	1	–

7. 僱員酬金

在本集團五位最高薪人士中，三位（二零零零年：兩位）為本公司董事，其酬金載於上文附註6。其餘兩位（二零零零年：三位）人士之酬金如下：

	二零零一年 千港元	二零零零年 千港元
薪金及其他福利	1,966	2,641
退休福利計劃供款	49	45
	2,015	2,686

彼等之酬金分為下列租別：

	僱員人數 二零零一年	二零零零年
無至1,000,000港元	1	3
1,000,001港元至1,500,000港元	1	–

8. 稅項

	二零零一年	二零零零年
	千港元	千港元
稅項支出包括：		
香港利得稅		
本年度	7	7
以往年撥備不足（超額撥備）	1	(7)
	8	–
香港以外之稅項	–	139
	8	139

香港利得稅乃以本年度之估計應課稅溢利按16%稅率計算。

香港以外之稅項乃按各司法權區之現行稅率計算。

未撥備遞延稅項之詳情載於附註22。

9. 本年度溢利

本集團於本年度之溢利約5,804,000港元（二零零零年：4,496,000港元），其中溢利約7,742,000港元（二零零零年：11,949,000港元）已於本公司之財務報表中列賬。

10. 每股盈利

每股基本及攤薄盈利乃按下列數據計算：

	二零零一年	二零零零年
	千港元	千港元
計算每股基本及攤薄盈利之盈利	5,804	4,496
計算每股基本盈利之普通股加權平均數	726,743,188	635,410,210
購股權之攤薄影響	24,881,839	22,988,450
計算每股攤薄盈利之普通股加權平均數	751,625,027	658,398,660

11. **物業、廠房及設備**

	租賃土地及樓宇 千港元	傢俬及裝置 千港元	辦公室設備 千港元	廠房機器 千港元	汽車 千港元	安裝中機器 千港元	合計 千港元
本集團							
成本							
於二零零零年四月一日	4,122	14,318	3,036	130,620	3,721	–	155,817
添置	7,860	1,444	333	5,472	1,132	32,776	49,017
出售	–	(17)	(80)	(114)	(440)	–	(651)
於二零零一年三月三十一日	11,982	15,745	3,289	135,978	4,413	32,776	204,183
折舊及攤銷							
於二零零零年四月一日	460	11,095	1,710	86,020	2,467	–	101,752
本年度撥備	291	1,148	370	13,712	504	–	16,025
出售時撇銷	–	(17)	(70)	(112)	(433)	–	(632)
於二零零一年三月三十一日	751	12,226	2,010	99,620	2,538	–	117,145
賬面淨值							
於二零零一年三月三十一日	11,231	3,519	1,279	36,358	1,875	32,776	87,038
於二零零零年三月三十一日	3,662	3,223	1,326	44,600	1,254	–	54,065

上述租賃土地及樓宇之賬面淨值包括：

	二零零一年 千港元	二零零零年 千港元
香港土地		
長期租賃	2,398	2,432
中期租賃	611	624
香港以外土地		
長期租賃	461	606
中期租賃	7,761	–
	11,231	3,662

12. **於附屬公司之權益**

	本公司 二零零一年 千港元	本公司 二零零零年 千港元
非上市股份	83,384	83,384
應收附屬公司款項	612,442	472,800
	695,826	556,184
減：撥備	(346,290)	(356,675)
	349,536	199,509

非上市股份之價值乃根據於本公司成為本集團控股公司當日，本集團應佔附屬公司可分割基本資產賬面淨值計算。

本公司各主要附屬公司於二零零一年三月三十一日之詳情如下：

附屬公司名稱	註冊成立或註冊／經營地點	已發行及繳足股本／註冊資本	本公司所持有之已發行股本／註冊資本面值之百分比	主要業務
東莞億都半導體有限公司	中華人民共和國（「中國」）	1,496,000美元註冊資本	85%（附註）	製造液晶體顯示器
江門億都電路版有限公司	中國	22,574,000港元註冊資本	83.2%（附註）	製造電路版
江門億都半導體有限公司	中國	9,307,000美元註冊資本	80%（附註）	製造液晶體顯示器
LCD Industries Limited	英屬維爾京群島／中國	1美元	100%	買賣液晶體顯示器及電路版
Yeebo (B.V.I.) Limited	英屬維爾京群島	8,100美元	100%	投資控股
億都液晶片有限公司	香港	10,000港元	100%	發展及買賣液晶體顯示器
億都製造有限公司	香港	10,000港元	100%	買賣電路版

附註：東莞億都半導體有限公司、江門億都電路版有限公司及江門億都半導體有限公司均由本集團分別與中國三名不同訂約方成立。根據該等分包協議，本集團須承擔該三間公司之所有資產及負債，而各公司合營期內每年經營所得之業績淨額（經扣除向有關中國訂約方繳付之定額款項後）亦全歸本集團所有。因此，本集團實際上擁有該等附屬公司之100%應佔經濟權益。

上表僅包括董事認為對本集團本年度之業績造成重大影響，或構成本集團資產淨值重要部分之附屬公司。董事認為詳列所有附屬公司會使附屬公司詳情之篇幅過長。

除了Yeebo (B.V.I.) Limited外，上述所有附屬公司均由本公司間接擁有。

各附屬公司於年終或年內任何時間概無任何未償還之借貸資本。

13. 會所會籍債券

	本集團 二零零一年 及二零零零年 千港元
成本	2,659
減值撥備	(700)
	1,959

14. 存貨

	本集團	
	二零零一年 千港元	二零零零年 千港元
原材料	81,049	69,066
在製品	2,233	4,151
製成品	10,757	7,233
	94,039	80,450

上述項目包括原材料約8,855,000港元(二零零零年:8,932,000港元),該筆款項按可變現淨值列賬。

年內,鑑於集團嚴格控制存貨,部份上年度滯銷貨物已獲使用及出售。此外,亦已撥回上年度就原材料約3,324,000港元(二零零零年:918,000港元)賬面值所作之撥備。

15. 貿易及其他應收款項

本集團給予其貿易客戶平均30至90天之信貸期。

於結算日之貿易應收款項之賬齡分析如下:

	本集團	
	二零零一年 千港元	二零零零年 千港元
0至30天	23,461	26,432
31至60天	16,895	16,981
61至90天	9,009	18,798
91至120天	8,369	6,042
120天以上	1,185	660
	58,919	68,913
其他應收款項、按金及預付款項	3,459	20,652
	62,378	89,565

16. 貿易及其他應付款項

於結算日之貿易應付款項之賬齡分析如下：

	本集團	
	二零零一年	二零零零年
	千港元	千港元
0至30天	4,403	12,839
31至60天	3,728	3,541
61至90天	2,706	4,893
91至120天	5,602	2,122
120天以上	7,681	1,454
	24,120	24,849
其他應付款項及應計費用	30,814	21,420
	54,934	46,269

17. 應付票據

於結算日之應付票據之賬齡分析如下：

	本集團	
	二零零一年	二零零零年
	千港元	千港元
0至30天	2,164	1,312
31至60天	730	2,546
61至90天	—	1,352
	2,894	5,210

18. 銀行借款，無抵押

	本集團	
	二零零一年	二零零零年
	千港元	千港元
短期銀行貸款	2,183	—
信託收據貸款	1,111	—
	3,294	—

19. 股本

	股份數目 千股	金額 千港元
每股0.20港元之普通股		
法定股本：		
年初及年終	2,000,000	400,000
已發行及繳足股本：		
於一九九九年四月一日	630,601	126,120
發行股份（附註a）	9,889	1,978
於二零零零年三月三十一日	640,490	128,098
發行股份（附註b）	377,889	75,578
於二零零一年三月三十一日	1,018,379	203,676

附註：

(a) 截至二零零零年三月三十一日止年度內，由於本公司之購股權獲行使導致本公司發行及配發合共9,888,660股每股0.20港元之本公司普通股，每股股份以0.20港元現金認購。該已發行股份與本公司當時已發行之股份在所有方面均享有同等權益。

(b) 於二零零一年一月五日，本公司與劍度股份有限公司（「劍度」）訂立認購協議，據此，本公司以現金代價每股0.40港元向劍度配售本公司股本中350,000,000股每股面值0.20港元之普通股。於二零零一年二月十二日，本公司配發及發行350,000,000股新股。所發行股份與本公司當時之現有股份在所有方面均享有同等權益。所得款項淨額約140,000,000港元乃用於提升本集團現有生產設施及提供一般營運資金予本集團。

此外，由於本公司之購股權於年內獲行使導致本公司發行及配發合共27,888,660股每股面值0.20港元之普通股，每股股份以0.20港元現金認購。所發行股份與本公司當時之現有股份在所有方面均享有同等權益。

20. 購股權

根據於一九九三年八月九日採納之購股權計劃，本公司可向本公司或其任何附屬公司之合資格僱員（包括執行董事）授出購股權，以相等於股份面值或緊接購股權授出日期前五個交易日股份在聯交所之平均收市價80%（以較高者為準）之價格認購本公司股份。根據購股權計劃可授出之購股權所涉及之股份數目，最多不得超逾本公司不時已發行股本之10%。

購股權可按每股行使價0.20港元於一九九九年十月四日至二零零二年十月四日（首尾兩日包括在內）期間行使，年內購股權之變動概述如下：

授出日期	於二零零零年四月一日餘額	於年內行使	於二零零一年三月三十一日餘額
一九九九年十月四日	53,073,540	27,888,660	25,184,880

本公司於年內概無授出購股權。

21. 儲備

	股份溢價	資本儲備	繳入盈餘	資本贖回儲備	保留（虧絀）溢利	合計
	千港元	千港元	千港元	千港元	千港元	千港元
本集團						
於一九九九年四月一日	77,508	2,125	–	1,347	(13,504)	67,476
本年度溢利	–	–	–	–	4,496	4,496
於二零零零年三月三十一日	77,508	2,125	–	1,347	(9,008)	71,972
發行股份溢價	70,000	–	–	–	–	70,000
發行股份開支	(205)	–	–	–	–	(205)
本年度溢利	–	–	–	–	5,804	5,804
於二零零一年三月三十一日	147,303	2,125	–	1,347	(3,204)	147,571
本公司						
於一九九九年四月一日	77,508	–	49,259	1,347	(71,573)	56,541
本年度溢利	–	–	–	–	11,949	11,949
於二零零零年三月三十一日	77,508	–	49,259	1,347	(59,624)	68,490
發行股份溢價	70,000	–	–	–	–	70,000
發行股份開支	(205)	–	–	–	–	(205)
本年度溢利	–	–	–	–	7,742	7,742
於二零零一年三月三十一日	147,303	–	49,259	1,347	(51,882)	146,027

本集團之資本儲備結餘指已收購附屬公司之股本總面值與本公司於一九九三年公司股份上市前進行集團重組時為收購事項而發行之本公司股份總面值之差額，及將集團重組資本儲備前由附屬公司發行股份之股份溢價之有關數字重新分類，並於往年資本削減後之儲備變動。

本公司之繳入盈餘指Yeebo (B.V.I.) Limited被本公司收購當日之綜合股東資金與本公司股份於一九九三年上市前進行集團重組時所發行之本公司股份面值之差額。根據百慕達一九八一年公司法(經修訂),本公司之繳入盈餘賬可供分派。然而,本公司在下列情況下不可宣派或派付股息,或自繳入盈餘作出分派:

(a) 本公司於支付上述款項後無力償還到期負債;或

(b) 其資產可變現淨值會因此低於其負債與已發行股本及股份溢價賬之總和。

於二零零一年三月三十一日,本公司並無儲備可供分派予股東。

22. 未撥備之遞延稅項

於結算日,未撥備之遞延稅項資產(負債)之主要組成部分如下:

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元
時差之稅項影響乃由於:				
免稅額高於折舊開支	(337)	(283)	–	–
稅項虧損	12,690	9,359	1,893	1,428
其他時差	385	216	–	–
	12,738	9,292	1,893	1,428

由於在可見未來無法肯定收益能否變現,故遞延稅項資產淨值並無列入財務報表。

本年度之未撥備遞延稅項支出(抵免)如下:

	本集團	
	二零零一年	二零零零年
	千港元	千港元
時差之稅項影響乃由於:		
免稅額高於折舊開支	54	133
所(產生)動用之稅項虧損	(3,331)	498
其他時差	(169)	334
	(3,446)	965

23. 除税前溢利與經營業務所得現金流入(流出)淨額之對賬

	二零零一年 千港元	二零零零年 千港元
除税前溢利	5,812	4,635
利息收入	(2,158)	(3,013)
銀行借貸之利息開支	224	1,052
出售物業、廠房及設備之虧損(收益)	5	(2,529)
出售一間附屬公司之虧損	6	–
折舊及攤銷	16,025	17,486
存貨之增加	(13,589)	(23,778)
貿易及其他應收賬項之減少(增加)	17,687	(5,081)
貿易及其他應付賬項之(減少)增加	(5,959)	3,184
應付票據之減少	(2,316)	(5,856)
經營業務所得之現金流入(流出)淨額	15,737	(13,900)

24. 年內融資變動之分析

	股份溢價 千港元	股本及 銀行貸款 千港元
於一九九九年四月一日之結餘	203,628	70,807
發行股份所得款項	1,978	–
償還銀行貸款	–	(70,807)
於二零零零年三月三十一日之結餘	205,606	–
發行股份所得款項	145,578	–
發行股份之開支	(205)	–
於二零零一年三月三十一日之結餘	350,979	–

25. 出售一間附屬公司

	二零零一年 千港元	二零零零年 千港元
出售之淨資產:		
按金及預付款項	22	–
税項負債	(15)	–
	7	–
出售之虧損	(6)	–
以現金支付	1	–

於年內出售之附屬公司概無對本集團之營業額、經營溢利及現金流量產生任何重大影響。

26. 主要非現金交易

於年內購入安裝中機器應付之代價中，約14,611,000港元（二零零零年：無）於結算日仍未支付。

27. 資本承擔

	本集團	
	二零零一年	二零零零年
	千港元	千港元
已訂約但並未在財務報表中撥備之有關購買廠房及機器之資本開支	–	10,064

本公司於結算日並無任何資本承擔。

28. 租賃承擔

於結算日，本集團就出租物業項下之不可撤銷營業租約有若干承擔，其中須於下年度繳付之部份如下：

	本集團	
	二零零一年	二零零零年
	千港元	千港元
在下列期限屆滿之營業租約：		
一年內	29	279
第二年至第五年（包括首尾兩年）	3,557	1,982
超過五年	–	1,011
	3,586	3,272

本公司於結算日並無任何營業租約承擔。

29. 或然負債

於二零零一年三月三十一日，本公司向一間銀行發出6,000,000美元（相當於46,764,000港元（二零零零年：23,400,000港元））之公司擔保，以取得授予一間附屬公司之一般銀行信貸。該附屬公司於二零零一年三月三十一日已耗用之信貸總額約達3,294,000港元（二零零零年：無）。

30. 退休福利計劃

於二零零零年十二月一日前，本集團為所有在香港之合資格僱員設立定額退休福利供款計劃（「定額供款計劃」）。該計劃之資產存放於基金，與本集團之資產分開，並由獨立受託人託管。若有僱員在可全數領取供款前退出定額供款計劃，被沒收之供款可用作減少本集團日後應付之供款。

由二零零零年十二月一日起，本集團在香港之所有僱員已加入強制性公積金計劃（「強積金計劃」）。該強積金計劃乃根據強制性公積金條例在強制性公積金計劃管理局註冊。該計劃之資產存放於基金，與本集團之資產分開，並由獨立受託人託管。按照強積金計劃之規則，僱主及其僱員各自須按規則所設定之比率作出計劃供款。本集團在強積金計劃方面僅須負責該計劃下其所須作出之供款責任。概無被沒收供款在日後年度可用作扣減應付供款。

定額供款計劃及強積金計劃之退休福利計劃供款將於收益表內扣除，本集團對該基金之供款乃按該計劃規例指定之比率計算。

年內，本集團在退休福利計劃之供款經扣除定額供款計劃之被沒收供款約104,000港元（二零零零年：427,000港元）約為561,000港元（二零零零年：468,000港元）。於結算日，本集團並無重大之沒收供款，以減少本集團之應付供款。

31. **訴訟**

於一九九六年五月二十二日，與建生電子（集團）有限公司有關連之公司深圳天河建生股份有限公司（「深圳天河」）就轉讓中國機器及設備引起之糾紛向本公司提出法律訴訟，索償損失約人民幣25,059,000元（相等於約23,400,000港元）連同成本為1,535,000美元（相等於約11,900,000港元）之機器及設備之擁有權。深圳法院於一九九六年十二月三十日公布深圳天河提出之索償應予撤銷。然而，深圳天河於一九九七年一月十五日向廣東省人民法院（「廣東省法院」）提出上訴。於一九九八年七月二十二日，廣東省法院裁定深圳天河勝訴，並下令本公司將有關生產機器設備歸還予深圳天河。廣東省法院並下令本公司及本案另一被告須共同及個別賠償深圳天河人民幣10,834,105元（相等於10,031,000港元）及堂費人民幣260,013元（相等於約241,000港元）。於一九九八年十月，本集團向廣東省法院申請司法覆核。於二零零零年九月十五日，本公司接獲司法覆核判決，該判決維持上文所述廣東省法院之判決。

根據本公司及有關人士於一九九七年四月十七日簽訂之債務重組協議及本公司股東Antrix Investment Limited（「Antrix」）及本公司於二零零一年三月三十一日訂立之賠償保證契據，在有關指定之待決訴訟中清還最高達26,100,000港元之責任，最終須由Antrix承擔及彌償。因此，並無在財務報表內作出撥備。

32. **與關連人士之交易**

應付劍度股份有限公司（「劍度」，亦為本公司股東）之金額11,196,000港元（二零零零年：無）已呈列在二零零一年三月三十一日之資產負債表上之「貿易及其他應付款項」。該款項為無抵押、免息及來自劍度成為本公司股東前之買賣活動。

3. 截至二零零一年九月三十日止六個月之未經審核中期業績

本公司未經審核之二零零一年中期報告重列如下：

億都（國際控股）有限公司（「本公司」）董事會公佈本公司及其附屬公司（「本集團」）截至二零零一年九月三十日止六個月之未經審核綜合業績。截至二零零一年九月三十日止六個月之中期報告已由本公司之審核委員會及核數師審閱。

簡明綜合收益表

	附註	截至二零零一年九月三十日止六個月（未經審核）千港元	截至二零零零年九月三十日止六個月（未經審核）千港元
營業額		137,173	148,349
銷售成本		(115,739)	(130,787)
毛利		21,434	17,562
其他收益		3,483	2,574
分銷成本		(2,879)	(1,750)
行政支出		(15,168)	(14,787)
已終止業務之虧損	4	(3,021)	—
經營溢利	5	3,849	3,599
融資成本		(41)	(100)
期內溢利淨額		3,808	3,499
每股盈利	8		
基本		0.37港仙	0.55港仙
攤薄		0.37港仙	0.52港仙

除溢利淨額外，期內概無已確認之收益或虧損。

簡明綜合資產負債表

	附註	二零零一年九月三十日（未經審核）千港元	二零零一年三月三十一日（經審核）千港元
非流動資產			
投資物業	*9*	2,378	–
物業、廠房及設備	*10*	84,910	87,038
會藉債券		1,959	1,959
		89,247	88,997
流動資產			
存貨		77,813	94,039
貿易及其他應收款項	*11*	74,861	62,378
銀行結存及現金		171,259	167,148
		323,933	323,565
流動負債			
貿易及其他應付款項	*12及17*	55,471	54,934
應付票據	*13*	–	2,894
税項負債		193	193
銀行借款，無抵押		2,461	3,294
		58,125	61,315
流動資產淨值		265,808	262,250
		355,055	351,247
資本及儲備			
股本	*14*	203,676	203,676
儲備	*15*	151,379	147,571
		355,055	351,247

簡明綜合現金流量表

	截至二零零一年九月三十日止六個月（未經審核）千港元	截至二零零零年九月三十日止六個月（未經審核）千港元
經營業務之現金流入（流出）淨額	15,885	(3,361)
投資回報及融資償還現金流入淨額	2,911	361
已付稅項	–	(57)
投資活動現金流出淨額	(13,852)	(8,363)
現金及現金等值項目之增加（減少）	4,944	(11,420)
期初之現金及現金等值項目	163,854	25,775
期終之現金及現金等值項目	168,798	14,355
現金及現金等值項目結餘之分析		
銀行結存及現金	171,259	17,161
銀行借款，無抵押	(2,461)	(2,806)
	168,798	14,355

簡明財務報表附註

1. 編製基準

本簡明財務報表已根據香港聯合交易所有限公司證券上市規則（「上市規則」）附錄16適用之披露規定及由香港會計師公會頒佈之會計實務準則（「會計實務準則」）第25號「中期財務報告」而編製。

2. 主要會計政策

本簡明財務報表乃根據歷史成本慣例而編製。

所採用之會計政策與本集團截至二零零一年三月三十一日止年度之全年財務報表所採用者相符。

於本期間，本集團首次就物業投資採納下列會計準則：

投資物業

投資物業指持作可作投資之落成物業，任何租金收入乃按公平原則磋商釐訂。

投資物業乃按彼等由獨立專業估值師於年結日釐訂之公開市值列帳。任何因重估投資物業所產生之重估增加或減少乃計入或自投資物業重估儲備中扣除，除非儲備之結餘不足以抵銷重估減少，而倘重估減少較投資物業重估儲備多出之部分乃於損益表中扣除。倘之前已於損益表扣除之減少及日後產生之重估增加時，該增加計入損益表，直至先前扣除之減少部分。

在出售投資物業時，應計入該物業之投資業重估儲備之結餘轉撥入損益表。

概無就投資物業提撥準備，惟有關租期在20年或以下之未屆滿年期除外。

於本期間，本集團亦已首次採納若干條新及經修訂之會計實務準則，故需採納下列新會計政策。

分類報告

於本期間，本集團已更改界定可報告分類資料之基準為會計實務準則第26號「分類報告」所規定之基準。截至二零零零年九月三十日止六個月之分類披露已予修訂以按貫徹之基準呈列。

3. 分類資料

(a) 業務分類

截至九月三十日止六個月：

	液晶顯示屏		其他		總計	
	二零零一年	二零零零年	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元	千港元	千港元
	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)	(未經審核)
收益	126,271	142,294	11,460	8,187	137,731	150,481
業務所佔之溢利(虧損)	6,866	7,541	(3,383)	(1,989)	3,483	5,552
利息收入					2,925	442
未分配間接成本					(2,559)	(2,395)
融資成本					(41)	(100)
期內溢利淨額					3,808	3,499

(b) 地區分類

於兩個期間，本集團逾90%之收益及業務應佔溢利來自於香港之客戶銷售額，因此，並無呈列地區分析。

4. 已終止業務虧損

本集團之長期政策為將業務集中於銷售及製造液晶顯示屏，故本集團已為已終止業務作出下列撥備：

	截至二零零一年九月三十日止六個月(未經審核)	截至二零零零年九月三十日止六個月(未經審核)
	千港元	千港元
呆壞賬撥備	1,591	–
物業、廠房及設備撇銷	1,430	–
	3,021	–

此業務之收益及應佔之業績包括上文附註3(a)中「其他」之業務分類分析。

倘已終止業務虧損3,021,000港元已在計算每股盈利時扣除，則本期間之基本及全面攤薄盈利將分別為0.67港仙及0.66港仙。

5. **經營溢利**

經營溢利經扣除(計入)下列各項:

	截至 二零零一年 九月三十日止 六個月 (未經審核) 千港元	截至 二零零零年 九月三十日止 六個月 (未經審核) 千港元
折舊	7,613	8,023
利息收入	(2,925)	(442)

6. **稅項**

由於本集團於兩個期間內並無估計應課稅溢利,故並無於簡明財務報表內就稅項作出撥備。

7. **股息**

董事會不建議派發於兩個期間之中期股息。

8. **每股盈利**

每股基本及攤薄盈利乃根據下列數據計算:

	截至 二零零一年 九月三十日止 六個月 (未經審核) 千港元	截至 二零零零年 九月三十日止 六個月 (未經審核) 千港元
用以計算每股基本及攤薄盈利之盈利	3,808	3,499
用以計算每股基本盈利之普通股加權平均數	1,018,378,291	640,489,631
購股權之攤薄影響	11,290,362	27,184,008
用以計算每股攤薄盈利之普通股加權平均數	1,029,668,653	667,673,639

9. **投資物業**

於本期內,本集團將其若干面值約2,378,000港元之土地及樓宇重列為2,378,000港元。

10. **添置物業、廠房及設備**

期內本集團動用約9,978,000港元(截至二零零零年九月三十日止六個月:2,231,000港元)添置物業、廠房及設備,以擴展其營運。

11. 貿易及其他應收款項

本集團給予其貿易客戶平均30日至90日之信貸期。

以下為貿易應收款項於呈報日期之賬齡分析：

	二零零一年九月三十日（未經審核）千港元	二零零一年三月三十一日（經審核）千港元
30日內	23,025	23,461
31-60日	19,621	16,895
61-90日	14,259	9,009
91-120日	8,090	8,369
超過120日	2,194	1,185
貿易應收款項	67,189	58,919
其他應收款項	7,672	3,459
	74,861	62,378

12. 貿易及其他應付款項

以下為貿易應付款項於呈報日期之賬齡分析：

	二零零一年九月三十日（未經審核）千港元	二零零一年三月三十一日（經審核）千港元
30日內	4,733	4,403
31-60日	8,369	3,728
61-90日	2,140	2,706
91-120日	1,463	5,602
超過120日	4,440	7,681
貿易應付款項	21,145	24,120
其他應付款項	34,326	30,814
	55,471	54,934

13. 應付票據

於結算日應付票據之賬齡分析如下：

	二零零一年九月三十日（未經審核）千港元	二零零一年三月三十一日（經審核）千港元
30日內	—	2,164
31-60日	—	730
	—	2,894

14. 股本

	股份數目	金額
	千股	千港元
每股面值0.20港元之普通股		
法定股本：		
期初及期終	2,000,000	400,000
已發行及繳足股本：		
於二零零零年四月一日（經審核）	640,490	128,098
發行股份	377,889	75,578
於二零零一年三月三十一日（經審核）及於二零零一年九月三十日（未經審核）	1,018,379	203,676

15. 儲備

	股份溢價	特殊儲備	資本贖回儲備	累計（虧損）溢利	合計
	千港元	千港元	千港元	千港元	千港元
於二零零零年四月一日（經審核）	77,508	2,125	1,347	(9,008)	71,972
發行股份產生溢價	70,000	–	–	–	70,000
發行股份開支	(205)	–	–	–	(205)
本年度溢利	–	–	–	5,804	5,804
於二零零一年三月三十一日及二零零一年四月一日（經審核）	147,303	2,125	1,347	(3,204)	147,571
本期間溢利淨額	–	–	–	3,808	3,808
於二零零一年九月三十日（未經審核）	147,303	2,125	1,347	604	151,379

16. 訴訟

就於本公司截至二零零一年三月三十一日止年度之財務報表附註31所披露之深圳天河建生股份有限公司與本公司之訴訟，於直至本報告日期止期間，概無重大進展。

根據本公司與有關各方於一九九七年四月十七日簽訂之借貸重組協議，以及本公司之股東Antrix Investment Limited（「Antrix」）與本公司於二零零一年三月三十一日訂立之賠償契據，上述未完結之訴訟之任何賠償最高達26,100,000港元，將最終由Antrix負擔及賠償。因此，本公司並無於簡明財務報表作出撥備。

17. 關連人士交易

(a) 期內，本集團向本公司之主要股東劍度股份有限公司購入394,000港元之物料（截至二零零零年九月三十日止六個月：無）。此等交易已按雙方同意之條款進行。

(b) 結欠劍度股份有限公司之金額為2,081,000港元（二零零一年三月三十一日：11,196,000港元），已於二零零一年九月三十日之資產負債表中呈列為「貿易及其他應付款項」。此筆款項為無抵押、免息及衍生自貿易。

18. 資本承擔

	二零零一年九月三十日（未經審核）千港元	二零零一年三月三十一日（經審核）千港元
已授權但並無在簡明財務報表中撥備之有關購買廠房及機器之資本開支	4,632	—

19. 結算日後事項

於二零零一年九月三十日後，本公司若干合資格員工行使購股權，按每股0.20港元之行使價認購25,184,880股本公司普通股，合共代價約5,037,000港元。

4. **截至二零零一年十二月三十一日止九個月之經審核中期業績**

本公司截至二零零一年十二月三十一日止九個月之經審核中期業績重列如下：

億都之董事於向劍度股份有限公司披露相關資料前公布本集團截至二零零一年十二月三十一日止九個月之經審核綜合業績。本公司目前無意改變會計年度年結日。

		截至二零零一年十二月三十一日止九個月（經審核）千港元	截至二零零一年三月三十一日止年度（經審核）千港元
營業額		207,856	272,401
銷售成本		(180,305)	(239,449)
毛利		27,551	32,952
其他收益		8,375	6,520
分銷成本		(5,997)	(5,923)
行政費用		(21,121)	(27,507)
已終止業務之虧損		(2,891)	–
出售附屬公司之虧損		–	(6)
經營溢利		5,917	6,036
財務成本		(46)	(224)
除稅前溢利		5,871	5,812
稅項		–	(8)
本期間／年度溢利		5,871	5,804
股息		–	–
每股盈利	附註		
基本		0.57港仙	0.80港仙
攤薄		0.57港仙	0.77港仙

簡明綜合資產負債表

	二零零一年十二月三十一日（經審核）千港元	二零零一年三月三十一日（經審核）千港元
非流動資產		
物業、廠房及設備	93,966	87,038
證券投資	2,378	—
會藉債券	1,959	1,959
購買廠房及設備之訂金	528	—
	98,831	88,997
流動資產		
存貨	72,658	94,039
貿易及其他應收款項	77,075	62,378
銀行結存及現金	166,657	167,148
	316,390	323,565
流動負債		
貿易及其他應付款項	50,573	54,934
應付票據	2,239	2,894
税項負債	254	193
銀行借款，無抵押	—	3,294
	53,066	61,315
流動資產淨值	263,324	262,250
	362,155	351,247
股本及儲備		
股本	208,713	203,676
儲備	153,442	147,571
	362,155	351,247

附註：

每股盈利

每股基本及攤薄盈利乃根據下列數據計算：

	截至二零零一年十二月三十一日止九個月（經審核）千港元	截至二零零一年三月三十一日止年度（經審核）千港元
用以計算每股基本及攤薄盈利之盈利	5,871	5,804
用以計算每股基本盈利之普通股加權平均數	1,026,071,127	726,743,188
購股權之攤薄影響	10,934,674	24,881,839
用以計算每股攤薄盈利之普通股加權平均數	1,037,005,801	751,625,027

5. 有形資產淨值

本集團於二零零一年十二月三十一日之經審核綜合有形資產淨值約為362,200,000港元（相等於每股約0.347港元）。

6. 債項聲明

於二零零二年五月三十一日營業時間結束時（即確定本債項聲明所述若干資料之最後可行日期），本集團尚未償還之銀行貸款約為5,000,000港元，代表應付票據及信託收據貸款。

除上述者外，以及本文件附錄三「訴訟」一節所述之或然負債外，於二零零二年五月三十一日營業時間結束時，本集團概無任何尚未償還之已發行或同意發行貸款資本、銀行透支、貸款或其他類似債務、承兑匯票或可接受信貸項下之負債、債券、按揭、抵押、租購合約承擔、保證或其他重大或然負債。

董事確認，自二零零二年五月三十一日以來，本集團之債務及或然負債並無重大變動。

7. 營運資金報表

董事認為，經考慮內部資源及現有可供動用銀行融資，在沒有不可預見事項之情況下，本集團應有充足營運資金以供其目前所需。

1. 責任聲明

本文件內有關本公司之資料乃由本公司提供。除新加坡發展函件、預期時間表及收購建議之其他條款等節外，各董事願就本文件所載資料之準確性共同及個別承擔全責，並在作出一切合理查詢後確認，據彼等所深知，本文件內所發表之意見（收購人及新加坡發展所發表之意見除外），乃經審慎周詳考慮後作出，且本文件並無遺漏其他有關本集團之事實，以致本文件所載任何內容有所誤導。

本文件內有關收購人、收購人之條款及條件及收購人有關本公司之意向之資料概由收購人提供。收購人之董事願就載於本文件之資料（新加坡發展函件、預期時間表及收購建議之其他條款等節除外）之準確性共同及個別承擔全責，並在作出一切合理查詢後確認，據彼等所深知，本文件內所發表之意見（由本公司及嘉洛證券融資所發表者除外）乃經審慎周詳考慮後作出，且本文件並無遺漏其他事實，以致本文件所載任何內容有所誤導。

2. 本公司之公司資料

本公司於一九九三年六月八日根據百慕達一九八一年公司法（經修訂）註冊成立。其註冊辦事處為Cedar House, 41 Cedar Avenue, Hamilton HM 12, Bermuda，而其主要營業地點為香港新界葵涌華星街2-6號安達工業大廈7樓。

3. 市價

下表呈列股份於(i)緊隨聯合公佈日期前六個曆月各月之最後交易日；(ii)二零零二年六月二十四日（即股份於聯合公佈前之最後交易日）；及(iii)最後可行日期在聯交所所報之收市價：

日期	每股收市價 港元
最後可行日期	0.395
二零零二年六月二十四日	0.270
二零零二年五月三十一日	0.270
二零零二年四月三十日	0.234
二零零二年三月二十八日	0.228
二零零二年二月二十八日	0.230
二零零二年一月三十一日	0.246
二零零一年十二月三十一日	0.250

4. 權益披露

(i) 董事於本公司之權益

於最後可行日期，董事根據披露權益條例第28條須知會本公司及聯交所之本公司已發行股本權益（包括根據披露權益條例第31條或附表第一部被當作或視為由彼等擁有之任何權益），或根據上市公司董事進行證券交易標準守則而須知會本公司及聯交所之權益，或根據披露權益條例第29條須登記於該條所述之登記冊之權益如下：

	所持普通股數目		
	個人權益	公司權益	
方鏗先生	20,130,000	697,472,768	（附註）
李國偉先生	16,332,520	697,472,768	（附註）

附註：此等股份由收購人所持有。

(ii) 主要股東

於最後可行日期，除上文所披露有關若干董事之權益外，董事並不知悉任何記錄於本公司按披露權益條例第16條所置存之權益登記冊內之股東持有本公司已發行股本10%或以上權益。

(iii) 其他權益

於最後可行日期：

(a) 本公司或其附屬公司概無於有關期間擁有、控制或買賣收購人任何股份；

(b) 方先生及李先生（均為董事，並持有收購人51%及49%權益）概無於有關期間買賣收購人任何股份；

(c) 除股份認購協議及收購人收購股份（誠如於收購建議文件第9頁所披露）外，董事概無於有關期間買賣任何股份；

(d) 本公司之任何附屬公司概無於有關期間擁有、控制或買賣任何股份；

(e) 本公司或其附屬公司概無擁有任何擁有、控制或買賣任何股份之退休金；

(f) 嘉洛證券融資或本公司核數師或本公司任何其他顧問概無如收購守則下「聯繫人士」之釋義類別(2)所述於有關期間擁有或控制或買賣任何股份；

(g) 概無任何人士與本公司或任何基於收購守則內「聯繫人士」之定義第(1)-(4)類而屬本公司聯繫人士之人士訂立收購守則第22條附註8所述之類似安排；及

(h) 本公司之股份概無由與本公司有關連之任何基金經理按酌情基準管理。

除上文所披露者外，於最後實際可行日期，概無本公司董事或主要行政人員所擁有根據披露權益條例第28條須知會本公司及聯交所之任何本公司股份、其他股本或債務證券（定義見披露權益條例）之權益（包括根據披露權益條例第31條或附表第一部被視為或當作由彼等擁有之任何權益），或根據上市公司董事進行證券交易標準守則而須知會本公司及聯交所之權益，或須根據披露權益條例第29條須登記於該條所述之登記冊之權益。

5. 專家

(a) 於最後可行日期，新加坡發展及嘉洛證券融資概無本集團任何成員公司之任何股權或認購或提名他人認購本集團任何成員公司之證券之權利（不論是否具有法律效力）。

(b) 新加坡發展嘉洛證券融資已就本文件之發行發出同意書，同意在本文件內以現時刊行之形式及涵義轉載其為載入本文件而編製之函件及引述其名稱，迄今並無撤回其同意書。

6. 重大變動

據董事所知，自二零零一年十二月三十一日（即本集團最近期公佈經審核賬目之結算日期）以來，本集團之財政或經營狀況或前景並無任何重大變動。

7. 訴訟

於一九九六年五月二十二日，與建生電子（集團）有限公司有關連之公司深圳天河建生股份有限公司（「深圳天河」）就轉讓中國機器及設備引起之糾紛向本公司提出法律訴訟，索償損失約人民幣25,059,000元（相等於約23,400,000港元）連同成本為1,535,000美元（相等於約11,900,000港元）之機器及設備之擁有權。深圳法院於一九九六年十二月三十日公佈深圳天河提出之索償應予撤銷。然而，深圳天河於一九九七年一月十五日向廣東省人民法院（「廣東省法院」）提出上訴。於一九九八年七月二十二日，廣東省法院裁定深圳天河勝訴，並下令本公司將有關生產機器設備歸還予深圳天河。廣東省法院並下令本公司及本案另一被告須共同及個別賠償深圳天河人民幣10,834,105元（相等於10,031,000港元）及堂費人民幣260,013元（相等於約241,000港元）。於一九九八年十月，本集團向廣東省法院申請司法覆核。於二零零一年九月十五日，本公司接獲有關司法覆核之判決，該判決維持廣東省法院上述原判。於二零零二年一月十四日，本公司另接獲廣東省法院之判決，該判決終止於一九九八年七月二十二日之判決之執行。

根據本公司及有關人士於一九九七年四月十七日簽訂之債務重組協議及收購人與本公司於二零零一年三月三十一日訂立之賠償契據，指定之待決訴訟中清還最高達26,100,000港元之責任，最終須由收購人承擔及賠償。因此，並無就此項訴訟於財務報表中作出撥備。

8. 服務合約

各董事概無與本公司或其任何附屬公司或聯營公司訂立或建議訂立任何服務合約。

9. 重大合約概要

除股份認購協議(詳情載於本文件第7至第8頁)外，本集團各成員公司於二零零二年六月二十七日(即收購建議期間開始之日期)前兩年內概無訂立其他重大合約(在日常業務以外訂立之合約)。

10. 一般資料

(a) 收購人之註冊辦事處設於P.O. Box 3149, Pasea Estate, Road Town, Tortola, British Virgin Islands ，而其於香港之主要營業地點之地址為香港新界葵涌葵榮路20-24號4樓。

(b) 方先生及李先生乃收購人之董事，彼等之地址分別為香港新界葵涌葵榮路20-24號4樓及香港新界葵涌華星路2-6號安達工業大廈7樓。

(c) 新加坡發展之註冊辦事處設於香港德輔道中68 號萬宜大廈16 樓。

11. 其他事項

(a) 本公司之公司秘書為林錦祥先生，彼為英國公認會計師公會之資深會員及香港會計師公會之會員。

(b) 本公司之股份過戶處位於本公司之股份過戶登記分處秘書商業服務有限公司之辦事處內（地址位於香港干諾道中111 號永安中心5 樓）。

(c) 除本附錄內「重大合約概要」一段所披露者外，自二零零一年十二月三十一日（即本集團最近期公布經審核賬目之日）起，概無董事於本集團任何成員公司所買賣或租賃；或建議買賣或租賃之任何資產中直接或間接擁有任何權益。

(d) 除本附錄內「重大合約概要」一段所披露外，自二零零一年十二月三十一日（即本集團最近期公布經審核賬目之日期起）董事概無於本文件刊發日期仍然有效，且於整體而言對本集團之業務屬重大之任何合約或安排內佔有重大利益。

(e) 概無就失去任命或以其他方式有關收購建議而向任何董事提供利益作為賠償（法定賠償除外）。

(f) 收購人或任何與其一致行動人士及任何董事或任何其他人士、或任何董事、現有董事、股東或現有股東及任何其他人士概無訂立以收購建議之結果作為條件或以其他方式與收購建議有關之任何協議或安排或諒解（包括任何賠償安排）。

(g) 除股份認購協議外，收購人概無訂立任何董事可享有重大個人權益之任何重大合約。

12. 備查文件

下列文件由即日起至截止日期（包括該日）止期間之一般辦公時間內，在香港新界葵涌華星街2-6號安達工業大廈7樓本公司之辦事處可供查閱：

(a) 本公司及收購人之公司組織章程大綱及細則；

(b) 本公司截至二零零一年三月三十一日止個兩個年度之年報；

(c) 本公司截至二零零一年九月三十日止六個月之未經審核中期報告；

(d) 本公司截至二零零一年十二月三十一日止九個月之經審核中期報告；

(e) 獨立董事委員會函件（其全文載於本文件第22頁至第23頁）；

(f) 新加坡發展函件（其全文載於本文件第13頁至第21頁）；

(g) 嘉洛證券融資函件（其全文載於本文件第24頁至第37頁）；

(h) 本附錄三「重大合約概要」一段所述之重大合約；及

(i) 於本附錄三第5段提及新加坡發展及嘉洛證券融資之同意書。

閣下如對本文件任何方面或應採取之行動有**任何疑問**，應諮詢股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之億都（國際控股）有限公司股份全部**出售或轉讓**，應立即將本文件及接納表格送交買主或承讓人，或送交經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。本文件應與接納表格一併閱讀，該表格之內容構成本文件所載收購建議條款之一部份。



ANTRIX INVESTMENT LIMITED
（於英屬處女群島註冊成立之有限公司）

YEEBO (INTERNATIONAL HOLDINGS) LIMITED
億都（國際控股）有限公司
（於百慕達註冊成立之有限公司）

綜合收購建議及回應文件
有關
由新加坡發展亞洲融資有限公司
為及代表
ANTRIX INVESTMENT LIMITED
就億都（國際控股）有限公司全部已發行股份（由ANTRIX INVESTMENT LIMITED或與其一致行動人士擁有之股份除外）提出之強制性無條件現金收購建議

Antrix Investment Limited之財務顧問


新加坡發展亞洲融資有限公司

億都（國際控股）有限公司
獨立董事委員會之獨立財務顧問


Quam
Caring for your wealth
嘉洛證券融資有限公司
Quam Capital Limited
A Subsidiary of Quam Limited

億都（國際控股）有限公司獨立董事委員會所發出載有其就收購建議向億都（國際控股）有限公司獨立股東所提供建議之函件收錄於本文件第22頁至第23頁。獨立財務顧問嘉洛證券融資有限公司所發出載有其向億都（國際控股）有限公司獨立董事委員會所提供意見之函件收錄於本文件第24頁至第37頁。

接納之手續及收購建議之相關資料載於本文件附錄一以及隨附之接納表格。收購建議接納表格須於二零零二年八月七日星期三下午四時或收購人決定之其他時間及／或日期前交回。

二零零二年七月十七日

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



ANTRIX INVESTMENT LIMITED
(incorporated in the British Virgin Islands with limited liability)

YEEBO (INTERNATIONAL HOLDINGS) LIMITED
(incorporated in Bermuda with limited liability)

JOINT ANNOUNCEMENT

MANDATORY UNCONDITIONAL CASH OFFER
TO BE MADE BY
DBS ASIA CAPITAL LIMITED
ON BEHALF OF
ANTRIX INVESTMENT LIMITED
FOR ALL THE ISSUED SHARES OF
YEEBO (INTERNATIONAL HOLDINGS) LIMITED
(OTHER THAN THOSE SHARES ALREADY OWNED OR AGREED TO BE ACQUIRED BY
ANTRIX INVESTMENT LIMITED
OR PARTIES ACTING IN CONCERT WITH IT)

Financial Adviser to Antrix Investment Limited


DBS ASIA CAPITAL LIMITED

The Company was informed by the Offeror that it has entered into the Share Purchase Agreement with the Vendor on 25 June 2002 to acquire from the Vendor 350,000,000 Shares for a total consideration of HK$87.5 million, at HK$0.25 per Share, payable in cash, on and subject to the terms and conditions of that agreement. Completion of the Share Purchase Agreement has taken place on 25 June 2002.

Prior to the Share Purchase Agreement, the Offeror and parties acting in concert with it are interested in 383,935,288 Shares, representing approximately 36.79% of the existing issued share capital of the Company. The Vendor is a substantial Shareholder holding the Sale Shares which represent approximately 33.54% of the existing issued share capital of the Company. Immediately following the completion of the Share Purchase Agreement, the Offeror and parties acting in concert with it have increased their voting rights of the Company by more than 2% from their lowest percentage holding in the 12 month period ending on and inclusive of the date of completion of the Share Purchase Agreement. The Offeror is therefore obliged under Rule 26 of the Takeovers Code to make an unconditional mandatory cash offer to acquire all the issued Shares other than those already owned by the Offeror or parties acting in concert with it. Accordingly, DBS Asia Capital Limited will make, on behalf of the Offeror, an unconditional cash offer at HK$0.25 per Share for all the Shares not already owned or agreed to be acquired by the Offeror or parties acting in concert with it. The Company has no outstanding convertible securities, warrants or options as at the date of this announcement.

The Company has appointed Quam Capital Limited as the independent financial adviser to the independent board committee of the Company to be set up to advise on the fairness and reasonableness of the terms of the Offer. The Offer Document containing the Offer, the acceptance and transfer forms and, among other things, the advice from the independent board committee of the Company and the advice from Quam Capital Limited will be despatched to the Shareholders as soon as practicable.

At the request of the Company, trading in the Shares on the Stock Exchange was suspended with effect from 9:30 a.m. on 25 June 2002 pending the issue of this announcement. Application has been made by the Company to the Stock Exchange for the resumption of trading in the Shares with effect from 9:30 a.m. on 28 June 2002.

The Stock Exchange has stated that, if there is less than 25% of all the Shares in public hands following the closing of the Offer, or the Stock Exchange believes that a false market exists or may exist in Shares or that there are insufficient Shares in public hands to maintain an orderly market, then it will consider exercising its discretion to suspend trading in Shares.

SHARE PURCHASE AGREEMENT DATED 25 JUNE 2002

Parties

Purchaser : the Offeror

Vendor : Cando Corporation, the existing substantial Shareholder holding the Sale Shares which represent approximately 33.54% of the existing issued share capital of the Company. Cando Corporation is owned by various Taiwan incorporated companies and individual investors; among them, Mr. Harry Ling Ph.D. and Mr. Chen Chin Tung, Daniel, who are Directors, each owns approximately 2.60% and 0.12% of the issued share capital of the Vendor, respectively. Save as disclosed, neither the Offeror nor any Director owns any shares in the Vendor.

TERMS OF THE OFFER

DBS Asia Capital Limited will, on behalf of the Offeror, make the Offer on the following basis:

For each Share .... HK$0.25 in cash

The offer price represents:

(a) a discount of approximately 7.41% to the closing price of Shares on the Stock Exchange of HK$0.27 per Share, being the last price traded immediately prior to the suspension of trading in Shares on 25 June 2002;

(b) a discount of approximately 7.41% to the average closing price of Shares on the Stock Exchange of HK$0.27 per Share for the 10 trading days up to and including the last trading day immediately prior to the suspension of trading in Shares on 25 June 2002; and

At the request of the Company, trading in the Shares on the Stock Exchange was suspended with effect from 9:30 a.m. on 25 June 2002 pending the issue of this announcement. Application has been made by the Company to the Stock Exchange for the resumption of trading in the Shares with effect from 9:30 a.m. on 28 June 2002.

The Stock Exchange has stated that, if there is less than 25% of all the Shares in public hands following the closing of the Offer, or the Stock Exchange believes that a false market exists or may exist in Shares or that there are insufficient Shares in public hands to maintain an orderly market, then it will consider exercising its discretion to suspend trading in Shares.

SHARE PURCHASE AGREEMENT DATED 25 JUNE 2002

Parties

Purchaser : the Offeror

Vendor : Cando Corporation, the existing substantial Shareholder holding the Sale Shares which represent approximately 33.54% of the existing issued share capital of the Company. Cando Corporation is owned by various Taiwan incorporated companies and individual investors, among them, Mr. Harry Ling Ph.D. and Mr. Chen Chin Tong, Daniel, who are Directors, each owns approximately 2.60% and 0.12% of the issued share capital of the Vendor, respectively. Save as disclosed, neither the Offeror nor any Director owns any shares in the Vendor.

Sale Shares

350,000,000 Shares, representing approximately 33.54% of the existing issued share capital of the Company. Following the completion of the Share Purchase Agreement, the Vendor will have no further interest in the Company.

Consideration

HK$0.25 per Share, or HK$87.5 million in aggregate payable in cash

Condition and completion

The Share Purchase Agreement is subject to a legal opinion from a legal attorney practising in Taiwan, the Republic of China acceptable to the Offeror on the due execution validity and enforceability of the Share Purchase Agreement to which the Vendor is a party. The condition of the Share Purchase Agreement was satisfied and completion has taken place on 25 June 2002.

MANDATORY UNCONDITIONAL CASH OFFER

As at the date of this announcement and prior to the completion of the Share Purchase Agreement, the Offeror already owned 347,472,768 Shares, representing 33.30% of the existing issued share capital of the Company. In addition, Mr. Fang and Mr. Li, both are Directors and acting in concert with the Offeror and in addition to their indirect shareholdings in the Company held through the Offeror, own an additional 36,462,520 Shares, representing 3.49% of the existing issued share capital of the Company. The Offeror and parties acting in concert with it own in aggregate 383,935,288 Shares, representing approximately 36.79% of the existing issued share capital of the Company.

Upon completion of the Share Purchase Agreement, the Offeror and parties acting in concert with it are interested in 733,935,288 Shares, representing approximately 70.33% of existing issued share capital of the Company. Under Rule 26 of the Takeovers Code, the Offeror is required to make an unconditional cash offer for all the Shares not already owned or agreed to be acquired by the Offeror or parties acting in concert with it. The Company has no outstanding convertible securities, warrants or options as at the date of this announcement.

On 18 April 2002, the Offeror acquired 14,971,540 Shares at HK$0.23 per Share, representing approximately 1.43% of the existing issued share capital of the Company. Save as disclosed, neither the Offeror nor any parties acting in concert with it has dealt in any Shares or any other securities convertible into Shares, including warrants, options or subscription rights, during the six months prior to the date of this announcement.

DBS Asia Capital Limited is acting as the financial adviser to the Offeror.

The shareholding structure of the Company before and after completion of the Share Purchase Agreement but before the commencement of the Offer is as follows:

Before:

Vendor — 33.54% → The Company
Offeror and parties acting in concert with it — 36.79% → The Company
Public — 29.67% → The Company

After:

Offeror and parties acting in concert with it — 70.33% → The Company
Public — 29.67% → The Company

TERMS OF THE OFFER

DBS Asia Capital Limited will, on behalf of the Offeror, make the Offer on the following basis:

For each Share .... HK$0.25 in cash

The offer price represents:

(a) a discount of approximately 7.41% to the closing price of Shares on the Stock Exchange of HK$0.27 per Share, being the last price traded immediately prior to the suspension of trading in Shares on 25 June 2002;

(b) a discount of approximately 7.41% to the average closing price of Shares on the Stock Exchange of HK$0.27 per Share for the 10 trading days up to and including the last trading day immediately prior to the suspension of trading in Shares on 25 June 2002; and

(c) a discount of approximately 27.95% compared to the Group's audited net asset value of approximately HK$0.347 per Share as at 31 December 2001 calculated based on the Group's audited net asset value of approximately HK$362.2 million and 1,043,563,171 Shares outstanding as at the date of this announcement.

During the six-month period preceding the date of this announcement, the highest closing price of Shares on the Stock Exchange was HK$0.27 (on 29 May 2002) and the lowest closing price of Shares on the Stock Exchange was HK$0.22 per Share (on 11 March 2002).

Based on the total number of 1,043,563,171 Shares in issue as at the date of this announcement, the Offer values the Company at approximately HK$260.9 million. Such valuation has been determined after arm's length negotiations between the Offeror and the Vendor.

DBS Asia Capital Limited is satisfied that sufficient financial resources are available to the Offeror to meet full acceptance of the Offer.

Seller's ad valorem stamp duty at the rate of HK$1.00 for every HK$1,000 or part thereof of the consideration arising in connection with acceptance of the Offer will be payable by each Shareholder who accept the Offer and will be deducted from the consideration due to such person under the Offer.

Acceptance of the Offer by any Shareholder will be deemed to constitute a warranty by such person that all Shares sold by such person under the Offer are free from all liens, charges, options, claims, equities, adverse interests, third-party rights or encumbrances whatsoever and together with all rights accruing or attaching thereto, including, without limitation, the right to receive dividends and distributions declared, made or paid, if any, on or after the date of acceptance.

INFORMATION ON THE GROUP

The Group is primarily engaged in the development, manufacture and sale of electronic components comprising liquid crystal displays ("LCD") and printed circuit boards. Most of the LCD produced by the Group are twisted nematic LCD used as parts for calculators, time pieces, telephones, and hand-held games. Most of its customers are manufacturers of semi-finished and/or finished products in the PRC and Hong Kong.

The following table sets out a summary of the audited consolidated results of the Group for the two years ended 31 March 2001 and audited consolidated results of the Group for the nine months ended 31 December 2001:

	For the year ended 31 March 2000	For the year ended 31 March 2001	For the nine months ended 31 December 2001
	HK$'000	*HK$'000*	*HK$'000*
Turnover	321,226	272,401	207,856
Profit attributable to shareholders	4,496	5,804	5,871
Net asset value	200,070	351,247	362,155

INFORMATION ON THE OFFEROR

The Offeror is an investment holding company incorporated in the British Virgin Islands and is the controlling Shareholder and together with the parties acting in concert with it holding 383,935,288 Shares, representing approximately 36.79% of the existing issued share capital of the Company prior to the completion of the Share Purchase Agreement and approximately 70.33% immediately following the completion of the Share Purchase Agreement. The issued share capital of the Offeror is beneficially owned as to 51% by Mr. Fang and 49% by Mr. Li. Mr. Fang is the Chairman of the Company and Mr. Li is a Director and the Chief Executive Officer of the Company.

As at the date of this announcement, apart from cash equivalent assets which are designated for making the Offer, and its shareholding interest in the Company, the Offeror does not have any other material assets nor is it engaged in any other business.

REASONS FOR MAKING THE OFFER

Prior to the Share Purchase Agreement, the Offeror and parties acting in concert with it collectively hold 36.79% but less than 50% of the voting rights of the Company and immediately following the completion of the Share Purchase Agreement, such aggregate shareholding increased to 70.33% which is more than 2% from their lowest percentage holding in the 12 month period ending on and inclusive of the date of completion of the Share Purchase Agreement. Accordingly, the Offeror is therefore obliged under Rule 26 of the Takeovers Code to make an unconditional mandatory cash offer to acquire all the issued Shares other than those already owned or agreed to be acquired by the Offeror or parties acting in concert with it.



ANTRIX INVESTMENT LIMITED
（於英屬處女群島註冊成立之有限公司）

億都（國際控股）有限公司
（於百慕達註冊成立之有限公司）

聯合公佈

由新加坡發展亞洲融資有限公司
代表
ANTRIX INVESTMENT LIMITED
就億都（國際控股）有限公司
全部已發行股份（由ANTRIX INVESTMENT LIMITED或與其一致行動人士擁有或同意收購之股份除外）將予提出之強制性無條件現金收購建議

Antrix Investment Limited之財務顧問


新加坡發展亞洲融資有限公司

本公司獲收購人通知，彼於二零零二年六月二十五日與賣方訂立股份認購協議，按協議之條款及條件，以每股0.25港元向賣方認購350,000,000股股份，總代價87,500,000港元，須以現金支付。股份認購協議於二零零二年六月二十五日完成。

於股份認購協議完成前，收購人及與其一致行動人士擁有383,935,288股股份權益，佔本公司現有已發行股本約36.79%。賣方為主要股東，持有之銷售股份佔本公司現有已發行股本約33.54%。緊隨股份認購協議完成後，收購人及與其一致行動人士於本公司之投票權與截至及包括股份認購協議完成日期止12個月之最低持股百分比比較，已增加超過2%。因此，收購人須根據收購守則第26條就全部已發行股份（收購人或與其一致行動人士擁有者除外）提出無條件強制性現金收購建議。據此，新加坡發展亞洲融資有限公司將代表收購人就全部股份（收購人或與其一致行動人士擁有或同意收購者除外）提出無條件現金收購建議，每股作價0.25港元。於本公佈日期，本公司概無未行使之可換股證券、認股權證或購股權。

本公司已委任嘉裕證券融資有限公司作為本公司獨立董事委員會之獨立財務顧問。本公司將成立獨立董事委員會就收購建議之條款是否公平合理提供意見。一份載有（其中包括）收購建議、接納及過戶表格及本公司獨立董事委員會之意見及嘉裕證券融資有限公司之意見之收購建議文件將於實際可行情況下盡快寄發予股東。

應本公司之要求，股份由二零零二年六月二十五日上午九時三十分起暫停在聯交所買賣，以待發表本公佈，本公司已向聯交所申請由二零零二年六月二十八日上午九時三十分起恢復股份買賣。

聯交所已表明，倘於收購建議截止後，公眾人士所持有之全部股份少於25%，或聯交所相信出現或可能出現造市之情況，或公眾人士所持有之股份不足以維持有秩序之市場，則聯交所將考慮行使酌情權暫停股份買賣。

日期為二零零二年六月二十五日之股份認購協議

訂約方

買方：收購人

賣方：劍度股份有限公司，持有銷售股份之現有主要股東，所持股份佔本公司現有已發行股本約33.54%。劍度股份有限公司由多間於台灣註冊成立之公司及個別投資者擁有，其中包括董事凌安海博士及陳慶標先生，彼等分別擁有賣方已發行股本約2.60%及0.12%。除所披露者外，收購人或任何董事概無擁有賣方任何股份。

銷售股份

350,000,000股，佔本公司現有已發行股本約33.54%。於股份認購協議完成後，賣方將不再擁有本公司任何權益。

代價

每股0.25港元，或合共87,500,000港元，須以現金支付。

條件及完成

股份認購協議須待收購人接納之中華民國台灣執業律師發出之法律意見，認為賣方作為訂約方簽署之股份認購協議有效及可予執行後，方可作實。股份認購協議之條件於二零零二年六月二十五日達成及完成。

強制性無條件現金收購建議

於本公佈日期及於股份認購協議完成前，收購人已擁有347,472,768股股份，佔本公司現有已發行股本之33.30%。此外，方先生及李先生均為董事，並為與收購人一致行動人士，除透過收購人持有本公司間接股權外，另持有36,462,520股股份，佔本公司現有已發行股本3.49%。收購人及與其一致行動人士合共擁有383,935,288股股份，佔本公司現有已發行股本約36.79%。

於股份認購協議完成後，收購人及與其一致行動人士擁有733,935,288股股份，佔本公司現有已發行股本約70.33%。根據收購守則第26條，收購人須就所有股份（由收購人或與其一致行動人士擁有或同意收購者除外）提出無條件現金收購建議。於本公佈日期，本公司概無未行使之可換股證券、認股權證或購股權。

於二零零二年四月十八日，收購人按每股0.23港元認購14,973,540股股份，佔本公司現有已發行股本約1.43%。除本公佈所披露者外，收購人或與其一致行動人士於本公佈日期前六個月內概無買賣任何股份或任何可轉換為股份之其他證券，包括認股權證、購股權或認購權。

股份（收購人及與其一致行動人士所擁有或同意收購者除外）提出無條件強制性現金收購建議。

收購人就本集團之意向

業務

收購人認為股份認購協議乃進一步獲取本公司較大股權之良機。收購人擬本集團繼續其現有業務。收購人不擬對本集團之業務作出任何重大改動或於收購建議完成後重新調配本公司之任何固定資產。

鑑於收購人乃本公司之關連人士，根據上市規則向或由收購人提出之任何建議收購資產將構成本公司之關連交易，須受上市規則條文所規限及視乎情況而定，須於股東特別大會上獲得獨立股東（收購人及其聯繫人士除外）之批准。目前並無訂立具體計劃於收購建議截止後向收購人或其任何聯繫人士建議收購或出售任何資產。

聯交所已表明，倘本公司繼續在聯交所上市，本公司收購或出售任何資產須受上市規則之條文規限。根據上市規則，不論收購或出售之規模，尤其當有關收購或出售偏離本公司之主要業務時，聯交所有權要求本公司向股東寄發通函。根據上市規則，聯交所亦有權將連串收購或出售合併處理，而任何該等收購或出售可能導致本公司被視為新申請上市之公司，而須遵守上市規則所載有關新申請上市公司之規定。

董事及管理層

董事凌安海博士及陳慶標先生及替任董事黃錦華先生將於收購建議截止日期辭任。

除上述董事會變動外，收購人無意對管理層及董事會作出重大改動。收購人擬由現有管理層繼續負責本集團之日常業務運作，而收購建議完成後本公司及其附屬公司之員工將不會有任何重大變動。

持續上市

收購人擬繼續維持股份在聯交所上市。故此，本公司及收購人已分別向聯交所承諾，於收購建議截止後一個月內採取適當措施以確保(i)聯交所規定之該等股份數目由公眾人士持有；及(ii)根據上市規則第8.08條於任何時候公眾人士持有之所有股份最少為25%。

聯交所已表示，倘收購建議截止後公眾人士持有之所有股份少於25%，或聯交所相信出現或可能出現造市之情況，或公眾人士所持之股份數目不足以維持有秩序之市場，則聯交所將考慮行使酌情權暫停股份買賣。

有關收購建議之一般事項

於二零零二年五月十六日，收購人按每股0.25港元認購14,975,540股股份，佔本公司現有已發行股本約1.43%。除本公佈所披露者外，收購人或與其一致行動人士於本公佈日期前六個月內概無買賣任何股份或任何可轉換為股份之其他證券，包括認股權證、購股權或認購權。

新加坡發展亞洲融資有限公司出任收購人之財務顧問。

本公司於股份認購協議完成前及完成後但收購建議開始前之股權架構如下：

完成前：



賣方
收購人及與其一致行動人士
公眾人士
33.54%
36.79%
29.67%
本公司
完成後：
收購人及與其一致行動人士
公眾人士
70.33%
29.67%
本公司

收購建議條款

新加坡發展亞洲融資有限公司將代表收購人按以下基準提出收購建議：

每股股份 現金0.25港元

收購價較：

(a) 股份於緊接二零零二年六月二十五日暫停買賣前在聯交所所報之收市價（即最後成交價）每股0.27港元折讓約7.41%；

(b) 截至及包括緊接二零零二年六月二十五日暫停買賣前10個交易日股份在聯交所所報之平均收市價每股0.27港元折讓約7.41%；及

(c) 本集團於二零零一年十二月三十一日之經審核資產淨值約每股0.347港元（按本公佈日期本集團之經審核資產淨值約362,200,000港元及已發行股份1,043,563,171股計算）折讓約27.95%。

於本公佈日期前六個月期間，股份於聯交所之最高收市價為0.27港元（於二零零二年五月二十九日），股份於聯交所之最低收市價為每股0.22港元（於二零零二年三月十一日）。

按本公佈日期已發行股份總數1,043,563,171股計算，收購建議估計本公司約值260,900,000港元。有關估值乃由收購人及賣方按公平原則磋商釐定。

新加坡發展亞洲融資有限公司信納收購人於收購建議獲全數接納時具備足夠財政資源應付。

有關接納收購建議而產生之賣方從價印花稅（每1,000港元（或其部分）須繳付1.00港元）將由接獲收購建議之股東支付，並將從收購建議項下結欠有關人士之代價中扣除。

任何股東一旦接納收購建議，即被視為構成一項擔保，以保證彼根據收購建議出售之所有股份並不附帶任何留置權、押記、選擇權、索償、衡平權、不利權益、第三方權利或產權負擔，並附有其所附之一切權利，包括（但不限於）有權收取於接納日期或之後所宣派、作出或支付之股息及分派。

本集團之資料

本集團主要從事開發、製造及銷售電子零件，包括液晶顯示屏及印刷電路板。本集團所生產之大部份液晶顯示屏乃螺紋向列型液晶顯示屏，用於計算機、鐘錶、電話及手提電子遊戲。其大部分客戶為中國及香港之半製成品及／或製成品製造商。

下表載列為本集團截至二零零一年三月三十一日止兩年之經審核綜合業績概要及本集團截至二零零一年十二月三十一日止九個月之經審核綜合業績：

	截至三月三十一日止年度 二零零零年	截至三月三十一日止年度 二零零一年	截至二零零一年十二月三十一日止九個月
	千港元	千港元	千港元
營業額	321,226	272,401	207,856
股東應佔溢利	4,496	5,804	5,871
資產淨值	200,070	351,247	362,155

收購人之資料

收購人為一家於英屬處女群島註冊成立之投資控股公司，為控股股東，連同與其一致行動人士持有383,935,288股股份，佔股份認購協議完成前及緊隨股份認購協議完成後本公司現有已發行股本分別約36.79%及70.33%。收購人之已發行股本由方先生及李先生分別實益擁有51%及49%。方先生為本公司主席，而李先生為本公司董事兼行政總裁。

於本公佈日期，除指定用作收購建議之現金等值資產及於本公司之股權外，收購人並無擁有任何其他重大資產，亦無從事任何其他業務。

提出收購建議之原因

於股份認購協議前，收購人及與其一致行動人士合共持有本公司投票權36.79%，少於50%。緊隨股份認購協議完成後，有關股權總額增至70.33%，較彼等於截至及包括股份認購協議完成日期止12個月期間之最低持股百分比增加超過2%。因此，收購人須根據收購守則第26條就全部已發行

或聯交所相信出現或可能出現虛假市場之情況，或公眾人士所持之股份數目不足以維持有秩序之市場，則聯交所將考慮行使酌情權暫停股份買賣。

有關收購建議之一般事項

寄發收購建議文件

本公司已委任嘉裕證券融資有限公司作為本公司獨立董事委員會之獨立財務顧問，本公司將成立獨立董事委員會就收購建議之條款是否公平合理提供意見。一份載有收購建議詳情、接納及過戶表格及本公司獨立董事委員會之推薦意見及嘉裕證券融資有限公司之意見之收購建議文件將於實際可行情況下盡快寄發予股東。本公司將於適當時候就收購建議另行發表公佈。

收購建議適用情況

香港以外人士於接納收購建議時可能受有關司法權區之法例影響。非居於香港人士須瞭解及遵守彼等所在司法權區之任何適用規定。

暫停及恢復買賣股份

應本公司之要求，股份由二零零二年六月二十五日上午九時三十分起暫停在聯交所買賣，以待發表本公佈，本公司已向聯交所申請由二零零二年六月二十八日上午九時三十分起恢復股份買賣。

釋義

「一致行動人士」	指	收購守則所賦予之相同涵義
「聯繫人士」	指	上市規則所賦予之相同涵義
「董事會」	指	董事會
「本公司」	指	億都（國際控股）有限公司，一家於百慕達註冊成立之有限公司，其股份於聯交所上市
「董事」	指	本公司董事
「方先生」	指	本公司主席方鏗太平紳士，乃收購人之51%實益擁有人。彼亦直接擁有本公司現有已發行股本約1.93%
「李先生」	指	本公司董事兼行政總裁李國偉先生，乃收購人之49%實益擁有人。彼亦直接擁有本公司現有已發行股本約1.57%
「本集團」	指	本公司及其附屬公司
「香港」	指	中國香港特別行政區
「港元」	指	港元，香港法定貨幣
「上市規則」	指	聯交所證券上市規則
「收購建議」	指	按每股0.25港元就所有已發行股份（由收購人或與其一致行動人士擁有或同意收購者除外）提出之強制性無條件現金收購建議
「收購建議文件」	指	根據收購守則由或代表收購人或本公司向全體股東刊發之綜合文件，其中載有收購建議之詳情、接納及過戶表格、本公司獨立董事委員會之推薦意見及獨立財務顧問之意見
「收購人」	指	Antrix Investment Limited，於英屬處女群島註冊成立之有限公司，由方先生及李先生分別實益擁有51%及49%權益
「中國」	指	中華人民共和國
「銷售股份」	指	劍度股份有限公司擁有之350,000,000股股份，佔本公司現有已發行股本約33.54%
「股份」	指	本公司已發行股本每股面值0.20港元之股份
「股東」	指	股份持有人
「股份認購協議」	指	收購人與賣方於二零零二年六月二十五日就買賣銷售股份訂立之有條件協議
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	香港公司收購及合併守則
「賣方」	指	劍度股份有限公司，於中華民國台灣註冊成立之私人有限公司，由多間於台灣註冊成立之公司及個別人士擁有，於股份認購協議完成前，其持有350,000,000股股份，佔本公司現有已發行股本約33.54%
「%」	指	百分比

承董事會命
Antrix Investment Limited
董事
方鏗

承董事會命
億都（國際控股）有限公司
公司秘書
林錦祥

香港，二零零二年六月二十七日

本公司董事願就本公佈所載之資料之準確性共同及各別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知，彼等於本公佈所發表之意見乃經審慎周詳考慮始行作出，且本公佈並無遺漏任何其他事實，致使本公佈所載之內容有任何誤導成份。

收購人董事願就本公佈所載之資料之準確性共同及各別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知，彼等於本公佈所發表之意見乃經審慎周詳考慮始行作出，且本公佈並無遺漏任何其他事實，致使本公佈所載之內容有任何誤導成份。